Exhibit 99.107

EXECUTION VERSION

torque esports corp.

and

ENGINE MERGER SUB INC.

and

frankly Inc.

and

winview, Inc.

business combination AGREEMENT

MARCH 9, 2020

-i-

Table of Contents

(continued)

-ii-

Table of Contents

(continued)

		Page

Section 9.8	Waiver	79
Section 9.9	Entire Agreement	79
Section 9.10	Successors and Assigns	79
Section 9.11	Severability	80
Section 9.12	Governing Law	80
Section 9.13	Rules of Construction	80
Section 9.14	No Liability	80
Section 9.15	Counterparts	80

Schedules

Schedule A – Form of Plan of Arrangement
Schedule B – Frankly Resolution
Schedule C – WinView Resolution
Schedule D – Representations and Warranties of Frankly
Schedule E – Representations and Warranties of WinView
Schedule F – Representations and Warranties of Torque
Schedule G – Joint Representations and Warranties of Torque and Merger Sub

EXHIBITS

Exhibit A – Form of Certificate of Merger
Exhibit B – Form of WinView Stockholder Letter of Transmittal
Exhibit C - Form of WinView Noteholder Letter of Transmittal
Exhibit D - Form of Accredited Investor Questionnaire

-iii-

businEss combination AGREEMENT

THIS AGREEMENT is dated as of March 9, 2020,

BETWEEN:

TORQUE ESPORTS CORP., a corporation existing under the laws of the Province of Ontario

(“Torque”)

- and -

ENGINE MERGER SUB INC., a corporation existing under the laws of the State of Delaware

(“Merger Sub”)

- and -

frankly INC., a corporation existing under the laws of the Province of British Columbia

(“Frankly”)

- and -

winview, INC., a corporation existing under the laws of the State of Delaware

(“WinView”)

CONTEXT:

A.	Torque, Frankly and WinView entered into a binding letter agreement on November 22, 2019;

B.	The Parties intend to carry out the transactions contemplated in this Agreement by way of: (i) solely with respect to Frankly, a plan of arrangement under the BCBCA; and (ii) solely with respect to Merger Sub and WinView, a statutory merger under the DGCL with WinView as the surviving corporation;

C.	The Frankly Special Committee has, after consultation with Frankly’s outside legal counsel and its financial advisor, and after receiving the opinion of its financial advisor as to the fairness, from a financial point of view, to the Frankly Shareholders of the Frankly Consideration, unanimously determined that the Frankly Consideration to be received by the Frankly Shareholders is fair from a financial point of view and that the Transaction is in the best interests of Frankly and its securityholders, and the Frankly Board has unanimously (with Tom Rogers declaring his interests in the Transaction and abstaining from voting) resolved to approve the Frankly Arrangement, the Transaction as a whole and this Agreement and recommend that the Frankly Shareholders vote their Frankly Shares in favour of the Frankly Resolution, all subject to the terms and conditions contained in this Agreement;

D.	The WinView Board has unanimously (with Tom Rogers abstaining from voting) determined that the Transaction is in the best interests of WinView and its securityholders, and the WinView Board has unanimously (with Tom Rogers abstaining from voting) resolved to approve the WinView Merger, the Transaction as a whole and this Agreement and recommend that the WinView Securityholders, as applicable, vote in favour of the WinView Resolution, all subject to the terms and conditions contained in this Agreement; and

E.	Torque has entered into support and voting agreements with certain Frankly Shareholders, as well as all of the directors and officers of Frankly who hold securities of Frankly, pursuant to which, among other things, such Persons have agreed to vote all of the Frankly Shares held by them in favour of the Frankly Resolution, on the terms and subject to the conditions set forth in such agreements.

THEREFORE, the Parties agree as follows:

Article 1

INTERPRETATION

Section 1.1 Definitions

In this Agreement, the following terms have the following meanings:

“Accredited Investor Questionnaire” means an accredited investor questionnaire in the form attached hereto as Exhibit D.

“Acquisition Proposal” with respect to a Party means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry (written or oral) from any Person or group of Persons (with respect to Frankly, other than Torque, WinView and/or one or more of their wholly-owned Subsidiaries; with respect to WinView, other than Frankly, Torque and/or one or more of their wholly-owned Subsidiaries; and with respect to Torque, other than Frankly, WinView and/or one or more of their wholly-owned Subsidiaries) whether or not delivered to the shareholders of a Party, after the date of this Agreement relating to:

(a)	any sale or disposition (or any license, lease, long-term supply agreement or other arrangement having the same economic effect as a sale or disposition), direct or indirect, of assets (including voting, equity or other securities of Subsidiaries) or joint venture, partnership or similar transaction representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of such Party and its Subsidiaries, or of 20% or more of the voting or equity securities (or rights or interests in such voting or equity securities) of such Party or any of its Subsidiaries whose assets, individually or in the aggregate, represent 20% or more of the consolidated assets of such Party and its Subsidiaries;

(b)	any take-over bid, exchange offer, issuance of securities or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning or having the right to acquire 20% or more of any class of voting or equity securities of such Party on a fully-diluted basis;

(c)	any plan of arrangement, merger, amalgamation, consolidation, share exchange, debt exchange, business combination, reorganization, joint venture, partnership or similar transaction, recapitalization, liquidation, dissolution or winding up or similar transaction involving such Party or any of its Subsidiaries that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of the voting or equity securities of such Party or any of its Subsidiaries or of the surviving entity or the resulting direct or indirect parent of the surviving entity; or

(d)	any other similar transaction or series of transactions involving such Party or any of its Subsidiaries.

“Advance” means the initial US$100,000 advanced by Frankly to WinView to be applied by WinView to its transaction expenses incurred in connection with the negotiation and entry into the binding letter agreement dated November 22, 2019 and the monthly reimbursement by Frankly of WinView’s: (a) reasonable legal expenses incurred in connection with the negotiation and entry into this Agreement and the completion of the Transaction; and (b) WinView’s reasonable audit expenses incurred in connection with the preparation and audit of WinView’s financial statements required in connection with the Transaction; provided however, for greater certainty, that legal expenses incurred in the enforcement of the binding letter agreement dated November 22, 2019 (as amended, supplemented, extended or otherwise modified from time to time) and this Agreement shall be excluded from the Advance.

“Agreement” means this business combination agreement, together with the Schedules attached hereto and the Frankly Disclosure Letter, WinView Disclosure Letter and Torque Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof.

“Approval” has the meaning specified in Section 1.1(d) of Schedule G.

“Authorization” means, with respect to any Person, any order, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over the Person.

“Breaching Party” has the meaning specified in Section 5.7(3).

“BCBCA” means the Business Corporations Act (British Columbia).

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario, Vancouver, British Columbia, New York, New York or San Francisco, California.

“Closing Certificate” has the meaning specified in the Plan of Arrangement.

“Competing Transaction” means any unsolicited bona fide written Acquisition Proposal from a Person who is an arm’s length third party made after the date of this Agreement: (i) to acquire all of the outstanding Torque Shares not beneficially owned by such arm’s length third party or all or substantially all of the assets of Torque on a consolidated basis; (ii) that complies with Securities Laws in all material respects and did not result from or involve a breach of Article 6; (iii) that is reasonably capable of being completed without undue delay relative to the Frankly Arrangement and the WinView Merger, taking into account all financial, legal, regulatory and other aspects of such proposal and the Person making such proposal; (iv) that is not subject to any financing condition and in respect of which adequate arrangements have been made to ensure that the required funds or other consideration will be available to effect payment in full for all of the Torque Shares or assets, as the case may be; (v) is not subject to any due diligence or access condition; and (vi) that is conditional upon Torque not proceeding with the Frankly Arrangement or the WinView Merger.

“Consideration Shares” means the Frankly Consideration Shares and the WinView Consideration Shares.

“Constating Documents” means notice of articles or articles of incorporation, amalgamation, or continuation, as applicable, and articles or by-laws, as applicable, and all amendments thereto.

“Contingent Consideration” means the proceeds of the WinView Patent Portfolio equal to fifty percent (50%) of the net license fees, damages awards or settlement amounts collected from third parties, with such payments to be calculated after deduction of (i) all associated legal expenses, including legal fees, incurred in connection with such amounts, (ii) the WinView Accounts Payable Liabilities, (iii) all consulting fees paid pursuant to any WinView Consulting Agreement, and (iv) the Advance.

“Contingent Rights” means the rights of the WinView Securityholders to receive the Contingent Consideration, as set forth in Article 3 of this Agreement.

“Contract” means any legally binding written agreement, commitment, engagement, contract, franchise, licence, obligation or undertaking to which any Party or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject.

“Court” means the British Columbia Supreme Court.

“Depositary” means such Person as Torque may appoint to act as depositary for Frankly Shares in relation to the Frankly Arrangement, with the approval of Frankly, acting reasonably.

“DGCL” means the General Corporation Law of the State of Delaware.

“Dissent Rights” means the rights of dissent of Frankly Shareholders in respect of the Frankly Resolution as described in Article 4 of the Plan of Arrangement.

“Effective Date” means the date on which the Frankly Arrangement and the WinView Merger become effective.

“Effective Time” means the time that the Frankly Arrangement and the WinView Merger become effective on the Effective Date.

“Employee Plans” means all health, welfare, supplemental unemployment benefit, bonus, profit sharing, option, stock appreciation, savings, insurance, incentive, incentive compensation, deferred compensation, share purchase, share compensation, disability, pension or supplemental retirement plans and other similar or material employee or director compensation or benefit plans, policies, trusts, funds, agreements or arrangements for the benefit of directors or former directors of Frankly or any of its Subsidiaries or of WinView, as applicable, Frankly Employees or former Frankly Employees or WinView Employees or former WinView Employees, as applicable, which are maintained by, contributed to or binding upon Frankly or any of its Subsidiaries or WinView, as applicable, or in respect of which Frankly or any of its Subsidiaries or WinView, as applicable, has any actual or potential liability.

“Fairness Opinion” means an opinion of Haywood to the effect that, as of the date of such opinion, the Frankly Consideration to be received by Frankly Shareholders is fair, from a financial point of view, to such holders.

“Final Order” means, solely with respect to the Frankly Arrangement, the final order of the Court made pursuant to Section 291 of the BCBCA, after a hearing upon the fairness of the terms and conditions of the Frankly Arrangement, in a form acceptable to Frankly, Torque and WinView, each acting reasonably, approving the Frankly Arrangement, as such order may be amended by the Court (with the consent of Frankly, WinView and Torque, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or dismissed, as affirmed or as amended (provided that any such amendment is acceptable to Frankly, WinView and Torque, each acting reasonably) on appeal.

“Frankly” has the meaning specified in the preamble.

“Frankly Arrangement” means an arrangement under Section 288 of the BCBCA, on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement and the provisions of the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of Torque, Frankly and WinView, each acting reasonably.

“Frankly Board” means the board of directors of Frankly as constituted from time to time.

“Frankly Board Recommendation” has the meaning specified in Section 2.4(2).

“Frankly Business” means the business of Frankly being the provision of solutions to give publishers workflows for the creation, management, publishing and monetization of digital content to devices, including online video platforms, content management systems and native applications, as well as the provision of advertising products and services.

“Frankly Business Assets” means all tangible and intangible assets, properties, Permits, rights or other privileges (whether contractual or otherwise) owned (either directly or indirectly), leased, licensed, loaned, operated or being developed or used, including all vendor lists, customer lists, intellectual property and related technologies, real property, fixed assets, facilities, equipment, inventories and accounts receivable, by Frankly and its Subsidiaries in connection with the Frankly Business.

“Frankly Circular” means the notice of the Frankly Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to Frankly Shareholders in connection with the Frankly Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“Frankly Consideration” means the consideration to be received by Frankly Shareholders pursuant to the Plan of Arrangement as consideration for their Frankly Shares, consisting of one (1) Torque Share for each Frankly Share, subject to adjustment in the manner and in the circumstances contemplated in Section 2.10 of this Agreement, on the basis set out in the Plan of Arrangement.

“Frankly Consideration Shares” means the Torque Shares to be issued as Frankly Consideration pursuant to the Frankly Arrangement.

“Frankly Data Room” means the virtual data room hosted by or on behalf of Frankly as at 11:59 p.m. Eastern (New York) time on the date hereof.

“Frankly Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by Frankly to Torque and WinView in connection with this Agreement.

“Frankly Employees” means all officers and employees of Frankly and its Subsidiaries, including unionized, non-unionized, part-time, full-time, active and inactive employees.

“Frankly Filings” means all documents of Frankly publicly filed under the profile of Frankly on the System for Electronic Document Analysis Retrieval (SEDAR) since January 1, 2017.

“Frankly Financial Statements” has the meaning ascribed thereto in Section 1.1(i) of Schedule D.

“Frankly Incentive Plan” means the amended and restated equity incentive plan approved by Frankly Shareholders on October 16, 2019, as amended by the Frankly Board on March 6, 2020.

“Frankly Leased Premises” means the premises which are material to Frankly or any Subsidiary and which Frankly or any Subsidiary occupies as a tenant, as more particularly described in Section 1.1(s) of the Frankly Disclosure Letter.

“Frankly Matching Period” has the meaning specified in Section 6.4(1)(e).

“Frankly Meeting” means the special meeting of Frankly Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Frankly Resolution and for any other purpose as may be set out in the Frankly Circular and agreed to in writing by Torque and WinView, each acting reasonably.

“Frankly Options” means the outstanding options to purchase Frankly Shares issued pursuant to the Frankly Incentive Plan, as disclosed in Section 1.1(c)(ii) of the Frankly Disclosure Letter.

“Frankly Resolution” means the special resolution of Frankly Shareholders approving, among other things, the Plan of Arrangement, to be considered at the Frankly Meeting, substantially in the form of Schedule B.

“Frankly RSUs” means the outstanding restricted share units to acquire Frankly Shares issued pursuant to the Frankly Incentive Plan, as disclosed in Section 1.1(c)(ii) of the Frankly Disclosure Letter.

“Frankly Shareholders” means the registered or beneficial holders of Frankly Shares, as the context requires.

“Frankly Shares” means the common shares in the authorized share structure of Frankly.

“Frankly Special Committee” means the special committee of the Frankly Board.

“Frankly Support and Voting Agreements” means each of (i) the support and voting agreements dated the date hereof between Torque and each of the directors and officers of Frankly who hold securities of Frankly, and (ii) the support and voting agreements dated the date hereof between Torque and certain other Frankly Shareholders.

“Frankly Warrants” means the outstanding warrants to purchase Frankly Shares issued under warrant certificates, as disclosed in Section 1.1(c)(ii) of the Frankly Disclosure Letter.

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange, including the TSX-V.

“Haywood” means Haywood Securities Inc., financial advisor to the Frankly Board.

“IFRS” means International Financial Reporting Standards, as issued by the International Accounting Standards Board, applicable as at the date on which the calculation is made or required to be made, applied on a consistent basis.

“Indemnified Persons” has the meaning specified in Section 9.7(1).

“Interim Order” means, solely with respect to the Frankly Arrangement, the interim order of the Court contemplated by Section 2.2 and made pursuant to Section 291 of the BCBCA, in a form acceptable to Frankly, WinView and Torque, each acting reasonably, providing for, among other things, the calling and holding of the Frankly Meeting, as such order may be amended by the Court with the consent of Frankly, WinView and Torque, each acting reasonably.

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, notice, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

“Material Adverse Effect” means, in respect of any Party, as applicable, any change, event, occurrence, effect or circumstance that, individually or in the aggregate with other changes, events, occurrences, effects or circumstances, is or could reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, capitalization, financial condition, liabilities (contingent or otherwise) or cash flows of a Party and its Subsidiaries, taken as a whole, except any such change, event, occurrence, effect, or circumstance resulting from or arising in connection with:

(a)	any change generally affecting the industries in which the Party and its Subsidiaries operate;

(b)	any change in general economic, business, regulatory, political or market conditions or in financial or capital markets in Canada or the United States;

(c)	any adoption, proposal, implementation or change in Law or any interpretation of Law by any Governmental Entity;

(d)	any change in IFRS or U.S. GAAP;

(e)	any act of terrorism or any outbreak of hostilities or war (or any escalation or worsening thereof);

(f)	any natural disaster;

(g)	any change in the market price or trading volume of any securities of the Party (provided, however, that the causes underlying such failure may be considered to determine whether such causes constitute a Material Adverse Effect);

(h)	the failure of the Party to meet any internal or published projections, forecasts or estimates of revenues, earnings or cash flow for any period ending on or after the date of this Agreement (provided, however, that the causes underlying such failure may be considered to determine whether such causes constitute a Material Adverse Effect);

(i)	the announcement of this Agreement or the transactions contemplated hereby; or

(j)	any action taken by the Party or any of its Subsidiaries which is required to be taken pursuant to this Agreement,

provided, however, that with respect to clauses (a) through to and including (f), such matter does not have a materially disproportionate effect on the Party and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industries in which the Party and its Subsidiaries operate.

“Material Contract” means any Contract: (i) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect with respect to such Party; (ii) relating directly or indirectly to the guarantee of any liabilities or obligations or to indebtedness for borrowed money (in each case whether incurred, assumed, guaranteed or secured by any asset) in excess of $100,000 in the aggregate; (iii) restricting, or which may in the future restrict, the incurrence of indebtedness by a Party or any of its Subsidiaries (including by requiring the granting of an equal and rateable Lien) or the incurrence of any Liens on any properties or assets of a Party or any of its Subsidiaries, or restricting, or which may in the future restrict, the payment of dividends by a Party or any of its Subsidiaries; (iv) providing for the establishment, investment in, organization, formation, or governance of any joint venture, limited liability company, strategic alliance, partnership or sharing of profits, revenue or proprietary information or similar arrangement that is material to such Party and its Subsidiaries; (v) that creates an exclusive dealing arrangement or right of first offer or refusal between a Party and any other Person; (vi) providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the purchase or sale price or agreed value or fair market value of such property or asset exceeds $100,000; (vii) that requires the consent of any other party to the Contract to a change of control of a Party or any of its Subsidiaries; (viii) that is with any Person with whom a Party does not deal at arm’s length within the meaning of the Tax Act, other than a wholly-owned Subsidiary; (ix) that constitutes a hedge contract, futures contract, swap contract, option contract or similar derivative Contract; (x) that constitutes an amendment, supplement, or modification in respect of any of the foregoing; (xi) in full force and effect, pursuant to which a Party or any of its Subsidiaries may be required to pay, or expects to receive, amounts in excess of $100,000 in any 12 month period; (xii) that limits or restricts in any material respect (A) the ability of such Party or any of its Subsidiaries to engage in any line of business or carry on business in any geographic area, (B) the ability of such Party or any of its Subsidiaries to solicit or hire any Person, or (C) the scope of Persons to whom such Party or any of its Subsidiaries may sell products or deliver services; (xiii) that gives another Person the right to purchase or license an unlimited quantity or volume of, or enterprise-wide scope of use of, that Party’s products or services (or licenses to that Party’s products or services) for a fixed aggregate price at no additional charge, or under which that Party grants most-favoured customer pricing, rights of first refusal or similar rights or terms to any Person; (xiv) that remains in full force and effect and has been filed with the Securities Authorities as a Material Contract in accordance with applicable Securities Laws; or (xv) that is otherwise material to a Party and its Subsidiaries, taken as a whole; and includes each of the Contracts listed in Section 1.1(aa) of the Frankly Disclosure Letter and Section 1.1(bb) of the Torque Disclosure Letter, as applicable.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions.

“Misrepresentation” means an untrue statement of a material fact or an omission to state a material fact required or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

“Notice” has the meaning specified in Section 9.5.

“officer” has the meaning specified in the Securities Act (British Columbia) in the case of Frankly, in the Securities Act (Ontario) in the case of Torque and in the DGCL in the case of WinView.

“Ordinary Course” means, with respect to an action taken by a Party or its Subsidiary, that such action is consistent with the past practices of such Party or such Subsidiary and is taken in the ordinary course of the normal day-to-day operations of the business of such Party or such Subsidiary.

“Outside Date” means June 30, 2020, or such later date as may be agreed to in writing by the Parties.

“Parties” means Frankly, WinView and Torque and “Party” means any one of them.

“Permit” means any license, permit, certificate, consent, order, grant, approval, agreement, classification, restriction, registration or other Authorization of, from or required by any Governmental Entity.

“Permitted Liens” means, in respect of a Party or any of its Subsidiaries, any one or more of the following:

(a)	Liens for Taxes which are not delinquent and for which adequate provisions have been made in accordance with IFRS or U.S. GAAP, as applicable;

(b)	inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of Frankly Business Assets, WinView Business Assets or Torque Business Assets, as applicable, provided that such Liens are incurred in the Ordinary Course and related to obligations not due or delinquent, are not registered against title to any Frankly Business Assets, WinView Business Assets or Torque Business Assets, as applicable, and in respect of which adequate holdbacks are being maintained as required by applicable Law;

(c)	the right reserved to or vested in any Governmental Entity by any statutory provision or by the terms of any lease, licence, franchise, grant or permit of a Party or any of its Subsidiaries, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition of their continuance; and

(d)	with respect to: (i) Frankly, the Liens listed and described in Part A of the Frankly Disclosure Letter; and (ii) WinView, the Liens listed and described in Section 1.1(k) of the WinView Disclosure Letter; and (iii) Torque, the Liens listed and described in Section 1.1(o) of the Torque Disclosure Letter.

“Person” means an individual, corporation, partnership, limited liability company, association, company, joint venture, estate, trust, association other entity or organization of any kind or nature, including a Governmental Entity or arbitrator (public or private), or, in respect of WinView only, a group (within the meaning of Section 13(d)(3) of the U.S. Exchange Act).

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule A, subject to any amendments or variations to such plan made in accordance with Section 9.1 of this Agreement or Section 6.1 of the Plan of Arrangement, or made at the direction of the Court in the Final Order with the prior written consent of Frankly, WinView and Torque, each acting reasonably.

“Receiving Entity” has the meaning specified in Section 5.9(1).

“Regulatory Approval” means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case required in connection with the Frankly Arrangement or WinView Merger, as applicable.

“Required Frankly Shareholder Approval” has the meaning specified in Section 2.2(1)(c).

“Required WinView Noteholder Consent” means consent from a majority in interest of each class of WinView Notes to an amendment to allow the WinView Notes to be repaid with WinView Consideration Shares in lieu of cash.

“Required WinView Securityholder Approval” means (i) the approval of the WinView Resolution by (A) the holders of at least a majority of the outstanding shares of WinView Preferred Stock and (B) the holders of a majority of the outstanding shares of WinView Common Stock and WinView Preferred Stock, voting together; and (ii) the Required WinView Noteholder Consent.

“Section 3(a)(10) Exemption” means the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof.

“Securities Authorities” means the Ontario Securities Commission and the applicable securities commission or securities regulatory authority of each of the other provinces and territories of Canada.

“Securities Laws” means (a) the Securities Act (Ontario) and any other applicable provincial securities Laws, (b) the U.S. Securities Act and the U.S. Exchange Act, and (c) the rules and regulations of the TSX-V.

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal from a Person who is an arm’s length third party made after the date of this Agreement: (i) to acquire all of the outstanding Frankly Shares or WinView Shares, as applicable, not beneficially owned by such arm’s length third party or all or substantially all of the assets of Frankly or WinView, as applicable, on a consolidated basis; (ii) that complies with Securities Laws in all material respects and did not result from or involve a breach of Article 6; (iii) that is reasonably capable of being completed without undue delay relative to the Frankly Arrangement or the WinView Merger, taking into account all financial, legal, regulatory and other aspects of such proposal and the Person making such proposal; (iv) that is not subject to any financing condition and in respect of which adequate arrangements have been made to ensure that the required funds or other consideration will be available to effect payment in full for all of the Frankly Shares and WinView Shares or Frankly and WinView assets, as the case may be; (v) that is not subject to any due diligence or access condition; and (vi) that the Frankly Board or WinView Board, as applicable, determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal, would, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction which is more favourable, from a financial point of view, to Frankly Shareholders or WinView Securityholders, as applicable, than the Frankly Arrangement or the WinView Merger (including any amendments to the terms and conditions of the Frankly Arrangement or WinView Merger, as applicable, agreed to in writing by Torque and WinView pursuant to Section 6.4(2) or Torque and Frankly pursuant to Section 6.8(2), as applicable).

“Surviving Corporation” has the meaning specified in Section 3.1.

“Tax Act” means the Income Tax Act (Canada).

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes.

“Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments in the nature of a Tax imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, provincial sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii); (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

“Terminating Party” has the meaning specified in Section 5.7(3).

“Termination Fee” means $5 million.

“Termination Fee Event” has the meaning specified in Section 9.2(1).

“Termination Notice” has the meaning specified in Section 5.7(3).

“Transaction” means collectively, the Frankly Arrangement and the WinView Merger.

“Torque” has the meaning specified in the preamble.

“Torque Board” means the board of directors of Torque as constituted from time to time.

“Torque Business” means the business of Torque as described in the Torque Filings.

“Torque Business Assets” means all tangible and intangible assets, properties, Permits, rights or other privileges (whether contractual or otherwise) owned (either directly or indirectly), leased, licensed, loaned, operated or being developed or used, including all vendor lists, customer lists, intellectual property and related technologies, real property, fixed assets, facilities, equipment, inventories and accounts receivable, by Torque and its Subsidiaries in connection with the Torque Business.

“Torque Convertible Debentures” means the convertible debentures of Torque which are convertible into Torque Shares, all of which are listed in Section 1.1(c) of the Torque Disclosure Letter.

“Torque Data Room” means the virtual data room hosted by or on behalf of Torque as at 11:59 p.m. Eastern (Toronto) time on the date hereof.

“Torque Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by Torque to Frankly and WinView in connection with this Agreement.

“Torque Enforcement Period” has the meaning specified in Section 5.9(1).

“Torque Filings” means all documents of Torque publicly filed under the profile of Torque on the System for Electronic Document Analysis Retrieval (SEDAR) since January 1, 2017.

“Torque Financial Statements” has the meaning ascribed thereto in Section 1.3(j) of Schedule F.

“Torque Incentive Plan” means the omnibus equity incentive plan approved by Torque Shareholders on October 9, 2019.

“Torque Leased Premises” means the premises which are material to Torque or any Subsidiary and which Torque or any Subsidiary occupies as a tenant, as more particularly described in Section 1.1(t) of the Torque Disclosure Letter.

“Torque Matching Period” has the meaning specified in Section 6.12(1)(e).

“Torque Options” means the outstanding options to purchase Torque Shares issued pursuant to the Torque Incentive Plan, as listed in Section 1.1(c) of the Torque Disclosure Letter.

“Torque Shareholder Approval” means the approval of the Transaction (and any related matters) by 66⅔% of the votes cast on a resolution relating thereto by holders of Torque Shares present in person or by proxy at a meeting of holders of Torque Shares called for the purpose of obtaining such approval.

“Torque Shareholders” means the registered or beneficial holders of Torque Shares, as the context requires.

“Torque Shares” means the common shares in the capital of Torque.

“Torque Warrants” means the warrants and agent warrants of Torque which are exercisable into Torque Shares, as listed in Section 1.1(c) of the Torque Disclosure Letter.

“TSX-V” means the TSX Venture Exchange.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934.

“U.S. GAAP” means United States generally accepted accounting principles, as applied on a consistent basis.

“U.S. Securities Act” means the United States Securities Act of 1933.

“Update Meeting” has the meaning specified in Section 5.9(2).

“Update Report” has the meaning specified in Section 5.9(2).

“WinView” has the meaning specified in the preamble.

“WinView Accounts Payable Liabilities” means accounts payable liabilities of WinView for outstanding invoices from the three law firms previously identified to Torque and Frankly.

“WinView Board” means the board of directors of WinView as constituted from time to time.

“WinView Business” means the business of WinView as is being conducted on the date hereof.

“WinView Business Assets” means all tangible and intangible assets, properties, Permits, rights or other privileges (whether contractual or otherwise) owned (either directly or indirectly), leased, licensed, loaned, operated or being developed or used, including all vendor lists, customer lists, intellectual property and related technologies, real property, fixed assets, facilities, equipment, inventories and accounts receivable, by WinView in connection with the WinView Business.

“WinView Capital Stock” means the WinView Common Stock, WinView Preferred Stock and all other shares of all series and classes of capital stock of WinView, if any, taken together.

“WinView Common Stock” means shares of common stock, par value $0.0001 per share, of WinView.

“WinView Consideration” means:

(a)	26,400,000 Torque Shares, being that amount of Torque Shares having a total value of US$35,000,000, based on a share price of C$1.75 per Torque Share at an exchange rate of US$1.00 equaling C$1.32, which shall be subject to lock-up restrictions to be discharged 10% at 120 days, another 15% at 180 days, another 15% at 270 days, another 20% at 360 days and the remaining 40% at 390 days, in each case following the Effective Date; and

(b)	the Contingent Consideration to be allocated among the WinView Securityholders in accordance with the terms of this Agreement.

“WinView Consideration Shares” means the Torque Shares to be issued as WinView Consideration pursuant to the WinView Merger.

“WinView Consulting Agreement” means any agreement between WinView and any Person for the provision of services in connection with any patent litigation or licensing matters with respect to one or more patents in the WinView Patent Portfolio.

“WinView Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by WinView to Torque and Frankly in connection with this Agreement.

“WinView Election Notice” means a written notice, signed by the WinView Majority Holders, of an election by the WinView Majority Holders to undertake the enforcement of one or more patent families in the WinView Patent Portfolio against third-party infringers in accordance with Section 5.9(1).

“WinView Filings” means the documents uploaded to the virtual data room hosted by or on behalf of WinView as at 11:59 p.m. Pacific (California) time on the date hereof.

“WinView Financial Statements” has the meaning specified in Section 1.1(f) of Schedule E.

“WinView Incentive Plans” means, collectively, the WinView 2016 Equity Incentive Plan and the WinView 2012 Stock Option Plan.

“WinView Leased Premises” means the premises which are material to WinView and which WinView occupies as a tenant, as more particularly described in Section 1.1(p) of the WinView Disclosure Letter.

“WinView Majority Holders” has the meaning specified in Section 3.13.

“WinView Meeting” means the meeting (if any) of applicable WinView Securityholders to consider the WinView Resolution, including any adjournment or postponement of such meeting in accordance with the terms of this Agreement.

“WinView Merger” means the acquisition of WinView by Torque through the statutory merger of Merger Sub with and into WinView.

“WinView Notes” means all outstanding promissory notes issued by WinView.

“WinView Options” means all issued and outstanding options (whether vested or unvested), together with all commitments to grant options, to purchase or otherwise acquire WinView Shares.

“WinView Patent Portfolio” means all patents and patent applications owned or held by WinViewor its affiliates, including, without limitation, United States Patent Nos. 8,149,530; 8,002,618; and 8,738,694; and each of those patents’ respective families and foreign counterparts.

“WinView Preferred Stock” means, collectively, WinView Series A Preferred Stock and WinView Series B Preferred Stock.

“WinView Resolution” means the resolution of applicable WinView Securityholders approving, among other things, the WinView Merger, substantially in the form of Schedule C.

“WinView Securities” means, collectively, the WinView Capital Stock, the WinView Options, the WinView Warrants and the WinView Notes.

“WinView Securityholders” means the holders of WinView Securities as of immediately prior to the Effective Time.

“WinView Series A Preferred Stock” means shares of Series A Preferred Stock, par value $0.0001 per share, of WinView.

“WinView Series B Preferred Stock” means shares of Series B Preferred Stock, par value $0.0001 per share, of WinView.

“WinView Shares” means shares of WinView Capital Stock.

“WinView Termination Fee” means US$1,400,000.

“WinView Warrants” means all issued and outstanding warrants to purchase or otherwise acquire WinView Shares.

Section 1.2 Certain Rules of Interpretation

(1)	Gender, etc. In this Agreement, words signifying the singular number include the plural and vice versa, and words signifying gender include all genders.

(2)	Including. Every use of the words “including” or “includes” in this Agreement is to be construed as meaning “including, without limitation” or “includes, without limitation”, respectively.

(3)	Divisions and Headings. The division of this Agreement into Articles and Sections, the insertion of headings and the inclusion of a table of contents are for convenience of reference only and do not affect the construction or interpretation of this Agreement.

(4)	Articles, Sections, etc. References in this Agreement to an Article, Section or Schedule are to be construed as references to an Article, Section or Schedule of or to this Agreement unless otherwise specified.

(5)	Time Periods. Unless otherwise specified in this Agreement, time periods within which or following which any calculation or payment is to be made, or action to be taken, will be calculated by excluding the day on which the period begins and including the day on which the period ends. If the last day of a time period is not a Business Day, the time period will end on the next Business Day.

(6)	Statutory Instruments. Unless otherwise specified, any reference in this Agreement to any statute includes all regulations and subordinate legislation made under or in connection with that statute at any time, and is to be construed as a reference to that statute as amended, modified, restated, supplemented, extended, re-enacted, replaced or superseded at any time.

(7)	Knowledge. Where any representation or warranty is expressly qualified by reference to the knowledge of Frankly, it is deemed to refer to the actual knowledge, after making reasonable inquiries regarding the relevant matter, of Lou Schwartz, Michael Munoz and John Wilk.

Where any representation or warranty is expressly qualified by reference to the knowledge of WinView, it is deemed to refer to the actual knowledge, after making reasonable inquiries regarding the relevant matter, of Tom Rogers and Alan Pavlish.

Where any representation or warranty is expressly qualified by reference to the knowledge of Torque, it is deemed to refer to the actual knowledge, after making reasonable inquiries regarding the relevant matter, of Darren Cox and Robert Suttie.

(8)	Time of Day. Unless otherwise specified, references to time of day or date mean the local time or date in the City of Toronto, in the Province of Ontario.

(9)	Payment and Currency. Unless otherwise specified, any money to be advanced, paid or tendered by a Party under this Agreement must be advanced, paid or tendered by bank draft, certified cheque or wire transfer of immediately available funds payable to the Person to whom the amount is due. Unless otherwise specified, the word “dollar” and the “$” sign refer to Canadian currency, and all amounts to be advanced, paid, tendered or calculated under this Agreement are to be advanced, paid, tendered or calculated in Canadian currency.

(10)	Capitalized Terms. All capitalized terms used in any Schedule, in the Frankly Disclosure Letter, in the WinView Disclosure Letter or in the Torque Disclosure Letter have the meanings ascribed to them in this Agreement.

(11)	Accounting Terms. Unless otherwise specified herein, (i) in the case of Torque, all accounting terms are to be interpreted in accordance with IFRS and all determinations of an accounting nature in respect of Torque required to be made shall be made in a manner consistent with IFRS, and (ii) in the case of Frankly and WinView, all accounting terms are to be interpreted in accordance with U.S. GAAP and all determinations of an accounting nature in respect of either Frankly or WinView required to be made shall be made in a manner consistent with U.S. GAAP.

(12)	Consent. If any provision requires approval or consent of a Party and such approval or consent is not delivered within the specified time limit, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

(13)	Affiliates and Subsidiaries. For the purpose of this Agreement, a Person is an “affiliate” of another Person if one of them is a Subsidiary of the other or each one of them is controlled, directly or indirectly, by the same Person. A “Subsidiary” means a Person that is controlled directly or indirectly by another Person and includes a Subsidiary of that Subsidiary. A Person is considered to “control” another Person if: (i) the first Person beneficially owns or directly or indirectly exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, or (ii) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (iii) the second Person is a limited partnership, and the general partner of the limited partnership is the first Person.

Section 1.3	Schedules

(1)	The schedules attached to this Agreement form an integral part of this Agreement for all purposes of it.

(2)	The Frankly Disclosure Letter itself and all information contained in it is confidential information and may not be disclosed except in accordance with the terms of this Agreement.

(3)	The WinView Disclosure Letter itself and all information contained in it is confidential information and may not be disclosed except in accordance with the terms of this Agreement.

(4)	The Torque Disclosure Letter itself and all information contained in it is confidential information and may not be disclosed except in accordance with the terms of this Agreement.

Article 2

tHE FRANKLY aRRANGEMENT

Section 2.1 Frankly Arrangement

Frankly, WinView and Torque agree that the Frankly Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement. Without limitation to the foregoing, at the Effective Time, the Plan of Arrangement shall become effective with the result that among other things, Torque shall become the holder of all of the outstanding Frankly Shares.

Section 2.2 Interim Order

(1)	As soon as reasonably practicable after the date of this Agreement, but in any event on or before March 24, 2020, Frankly shall apply to the Court in a manner reasonably acceptable to Torque and WinView pursuant to Section 291 of the BCBCA and, in cooperation with Torque and WinView, prepare, file and diligently pursue a motion for the Interim Order, which must provide, among other things:

(a)	for the persons and classes of persons to whom notice is to be provided in respect of the Frankly Arrangement and the Frankly Meeting and for the manner in which such notice is to be provided;

(b)	for confirmation of the record date for the Frankly Meeting referred to in Section 2.3(1)(e);

(c)	that the required level of approval (the “Required Frankly Shareholder Approval”) for the Frankly Resolution shall be: (i) 66⅔% of the votes cast on the Frankly Resolution by Frankly Shareholders present in person or by proxy at the Frankly Meeting; (ii) any minority approval required by MI 61-101, if applicable; and (iii) any other shareholder approvals required by the TSX-V;

(d)	that, in all other respects, the terms, restrictions and conditions of Frankly’s Constating Documents, including quorum requirements and all other matters, shall apply in respect of the Frankly Meeting;

(e)	for the grant of the Dissent Rights only to those Frankly Shareholders who are registered Frankly Shareholders as contemplated in the Plan of Arrangement;

(f)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(g)	that the Frankly Meeting may be adjourned or postponed from time to time by Frankly in accordance with the terms of this Agreement without the need for additional approval of the Court;

(h)	that the record date for Frankly Shareholders entitled to notice of and to vote at the Frankly Meeting will not change in respect of any adjournment(s) or postponement(s) of the Frankly Meeting, unless required by Securities Law; and

(i)	that it is the intention of the Parties to rely, by virtue of the Final Order, upon the Section 3(a)(10) Exemption with respect to the issuance of the Frankly Consideration Shares to be issued pursuant to the Frankly Arrangement to Frankly Shareholders in the United States, based on the Court’s approval of the Frankly Arrangement.

Section 2.3 The Frankly Meeting

(1) Frankly shall:

(a)	convene and conduct the Frankly Meeting in accordance with the Interim Order, Frankly’s Constating Documents and applicable Laws as soon as reasonably practicable, and in any event on or before April 24, 2020, for the purpose of considering the Frankly Resolution and for any other proper purpose as may be set out in the Frankly Circular, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Frankly Meeting without the prior written consent of Torque and WinView, acting reasonably, except:

(i) in the case of an adjournment, as required for quorum purposes;

(ii) as required by Law or by a Governmental Entity; or

(iii) as required or permitted under Section 5.7(3), Section 6.4(5) or Section 6.12(5);

(b)	as soon as reasonably practicable following the execution of this Agreement and in any event not later than March 24, 2020 Frankly will convene a meeting of the Frankly Board to approve the Frankly Circular;

(c)	solicit proxies in favour of the approval of the Frankly Resolution and against any resolution submitted by any Frankly Shareholder that is inconsistent with, or could reasonably be expected to delay, hinder or otherwise interfere with, the Frankly Resolution and the completion of any of the transactions contemplated by this Agreement, including, if so requested by Torque and WinView, acting reasonably, retaining (at Frankly’s cost) dealer and proxy solicitation services firms to solicit proxies in favour of the approval of the Frankly Resolution and considering the input of Torque and WinView with respect to the solicitation of proxies in respect of the Frankly Meeting;

(d)	provide Torque and WinView with copies of or access to information as requested from time to time by Torque and WinView, acting reasonably, regarding the Frankly Meeting generated by any dealer or proxy solicitation services firm which has been retained by Frankly;

(e)	fix and publish a record date for the purposes of determining the Frankly Shareholders entitled to receive notice of and vote at the Frankly Meeting in accordance with the Interim Order;

(f)	consult with Torque and WinView in fixing the date of the Frankly Meeting, give notice to Torque and WinView of the Frankly Meeting and allow Torque and WinView’s representatives and legal counsel to attend the Frankly Meeting;

(g)	promptly advise Torque and WinView, at such times as Torque and WinView may reasonably request and at least on a daily basis on each of the last 10 Business Days prior to the date of the Frankly Meeting, as to the aggregate tally of the proxies received by Frankly in respect of the Frankly Resolution;

(h)	promptly advise Torque and WinView of the receipt by Frankly of any communication (written or oral) from any Frankly Shareholder or other security holder of Frankly in opposition to the Frankly Arrangement, written notice of dissent, purported exercise or withdrawal of Dissent Rights, and any written communication sent by or on behalf of Frankly to any Frankly Shareholder exercising or purporting to exercise Dissent Rights;

(i)	not make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to Dissent Rights without the prior written consent of Torque and WinView;

(j)	not, except as set out in the Interim Order and only with the consent of Torque and WinView, change the record date for Frankly Shareholders entitled to vote at the Frankly Meeting in connection with any adjournment or postponement of the Frankly Meeting (unless required by Law); and

(k)	at the request of Torque and WinView from time to time, provide Torque and WinView with a list (in both written and electronic form) of (i) Frankly Shareholders, together with their addresses and respective holdings of Frankly Shares, (ii) the names, addresses and holdings of all Persons having rights issued by Frankly to acquire Frankly Shares (including holders of Frankly Options, Frankly RSUs and Frankly Warrants), and (iii) to the extent available to Frankly, participants and book-based nominee registrants such as CDS & Co., CEDE & Co. and DTC, and non-objecting beneficial owners of Frankly Shares and other security holders of Frankly, together with their addresses and respective holdings of Frankly Shares and other securities of Frankly. Frankly shall from time to time require that its registrar and transfer agent furnish Torque and WinView with such additional information, including updated or additional lists of Frankly Shareholders and lists of securities positions and other assistance as Torque and WinView may reasonably request in order to be able to communicate with respect to the Frankly Arrangement with the Frankly Shareholders.

Section 2.4 The Frankly Circular

(1)	Frankly shall promptly prepare and complete, in consultation with Torque and WinView, the Frankly Circular together with any other documents required by Law in connection with the Frankly Meeting and the Frankly Arrangement, and Frankly shall, promptly after obtaining the Interim Order, cause the Frankly Circular and such other documents to be filed and sent to each Frankly Shareholder and each other Person as required by the Interim Order and applicable Law, in each case so as to permit the Frankly Meeting to be held by the date specified in Section 2.3(1)(a).

(2)	Frankly shall ensure that the Frankly Circular complies in all material respects with applicable Laws and the Interim Order, does not contain any Misrepresentation regarding Frankly and provides Frankly Shareholders with sufficient information to permit them to form a reasoned judgment concerning the matters to be placed before the Frankly Meeting. Without limiting the generality of the foregoing, the Frankly Circular must include: (i) a copy of the Fairness Opinion; (ii) a statement that the Frankly Special Committee has, after consultation with Frankly’s outside legal counsel and its financial advisor, and after receiving the opinion of its financial advisor as to the fairness, from a financial point of view, to the Frankly Shareholders of the Frankly Consideration, unanimously determined that the Frankly Consideration to be received by the Frankly Shareholders is fair from a financial point of view and that the Transaction is in the best interests of Frankly and its securityholders, and the Frankly Board has unanimously (with Tom Rogers declaring his interests in the Transaction and abstaining from voting) approved the Frankly Arrangement, the Transaction as a whole and this Agreement and recommends that the Frankly Shareholders vote their Frankly Shares in favour of the Frankly Resolution (the “Frankly Board Recommendation”); (iii) a statement that, in accordance with the Frankly Support and Voting Agreements, each director and officer of Frankly intends to vote all of such individual’s Frankly Shares in favour of the Frankly Resolution and against any resolution submitted by any Frankly Shareholder that is inconsistent with, or could reasonably be expected to delay, hinder or otherwise interfere with, the Frankly Arrangement; (iv) a statement that certain other Frankly Shareholders have entered into Frankly Support and Voting Agreements and specifying the percentage of the issued and outstanding Frankly Shares covered by such Frankly Support and Voting Agreements; and (v) copies of the Frankly Financial Statements prepared in accordance with U.S. GAAP.

(3)	Frankly shall indemnify and save harmless Torque and WinView and each of their directors, officers and representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which they may be subject or may suffer, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(a)	any Misrepresentation or alleged Misrepresentation in any information included in the Frankly Circular, other than (i) the information relating to Torque (including information provided by Torque in connection with the preparation of pro forma financial statements), its affiliates or the Frankly Consideration Shares furnished to Frankly in writing by Torque for inclusion in the Frankly Circular and (ii) the information relating to WinView (including information provided by WinView in connection with the preparation of pro forma financial statements) or its affiliates furnished to Frankly in writing by WinView for inclusion in the Frankly Circular; and

(b)	any order made, or any inquiry, investigation or proceeding by any Securities Authority or other Governmental Entity, to the extent based on any Misrepresentation or any alleged Misrepresentation in the Frankly Circular other than: (i) the information relating to Torque (including information provided by Torque in connection with the preparation of pro forma financial statements), its affiliates or the Frankly Consideration Shares furnished to Frankly in writing by Torque for inclusion in the Frankly Circular and (ii) the information relating to WinView (including information provided by WinView in connection with the preparation of pro forma financial statements) or its affiliates furnished to Frankly in writing by WinView for inclusion in the Frankly Circular.

(4)	Frankly shall not be responsible for any information in the Frankly Circular relating to: (i) Torque (including information provided by Torque in connection with the preparation of pro forma financial statements), its affiliates or the Frankly Consideration Shares; or (ii) WinView (including information provided by WinView in connection with the preparation of pro forma financial statements) or its affiliates.

(5)	Frankly shall give Torque, WinView and their legal counsel a reasonable opportunity to review and comment on drafts of the Frankly Circular and other related documents, and shall give reasonable consideration to any comments made by them, and agrees that all information relating solely to Torque, its affiliates and the Frankly Consideration Shares and WinView and its affiliates included in the Frankly Circular must be in a form and content satisfactory to each them, respectively.

(6)	Torque shall provide Frankly with all information regarding Torque (including information required to be provided in connection with the preparation of pro forma financial statements), its affiliates and the Frankly Consideration Shares, as required by Law (and in particular, Securities Law) for inclusion in the Frankly Circular or in any amendments or supplements to such Frankly Circular. Torque shall ensure that such information does not include any Misrepresentation concerning Torque, its affiliates and the Frankly Consideration Shares.

(7)	Torque shall indemnify and save harmless Frankly and each of its directors, officers and representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which they may be subject or may suffer, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(a)	any Misrepresentation or alleged Misrepresentation in any information included in the Frankly Circular relating to Torque (including information provided by Torque in connection with the preparation of pro forma financial statements), its affiliates or the Frankly Consideration Shares furnished to Frankly in writing by Torque for inclusion in the Frankly Circular pursuant to Section 2.4(6); and

(b)	any order made, or any inquiry, investigation or proceeding by any Securities Authority or other Governmental Entity, to the extent based on any Misrepresentation or any alleged Misrepresentation in any information included in the Frankly Circular relating to Torque (including information provided by Torque in connection with the preparation of pro forma financial statements), its affiliates or the Frankly Consideration Shares furnished to Frankly in writing by Torque for inclusion in the Frankly Circular pursuant to Section 2.4(6).

(8)	Torque shall not be responsible for any information in the Frankly Circular relating to: (i) Frankly (including information provided by Frankly in connection with the preparation of pro forma financial statements); and (ii) WinView (including information provided by WinView in connection with the preparation of pro forma financial statements).

(9)	WinView shall provide Frankly with all information regarding WinView (including information required to be provided in connection with the preparation of pro forma financial statements) and its affiliates, as required by Law (and in particular, Securities Law) for inclusion in the Frankly Circular or in any amendments or supplements to such Frankly Circular. WinView shall ensure that such information does not include any Misrepresentation concerning WinView and its affiliates.

(10)	WinView shall indemnify and save harmless Frankly and each of its directors, officers and representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which they may be subject or may suffer, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(a)	any Misrepresentation or alleged Misrepresentation in any information included in the Frankly Circular relating to WinView (including information provided by WinView in connection with the preparation of pro forma financial statements) or its affiliates furnished to Frankly in writing by WinView for inclusion in the Frankly Circular pursuant to Section 2.4(9); and

(b)	any order made, or any inquiry, investigation or proceeding by any Securities Authority or other Governmental Entity, to the extent based on any Misrepresentation or any alleged Misrepresentation in any information included in the Frankly Circular relating to WinView (including information provided by WinView in connection with the preparation of pro forma financial statements) or its affiliates furnished to Frankly in writing by WinView for inclusion in the Frankly Circular pursuant to Section 2.4(9).

(11)	WinView shall not be responsible for any information in the Frankly Circular relating to: (i) Frankly (including information provided by Frankly in connection with the preparation of pro forma financial statements); and (ii) Torque (including information provided by Torque in connection with the preparation of pro forma financial statements).

(12)	Torque, Frankly and WinView shall also use their commercially reasonable efforts to obtain any necessary consents from any of their respective auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Frankly Circular and to the identification in the Frankly Circular of each such advisor.

(13)	Each Party shall promptly notify the other if at any time before the Effective Date it becomes aware (in the case of Frankly only with respect to Frankly, in the case of WinView only with respect to WinView (including information provided by WinView in connection with the preparation of pro forma financial statements) and its affiliates and in the case of Torque only with respect to Torque (including information provided by Torque in connection with the preparation of pro forma financial statements), its affiliates and the Frankly Consideration Shares) that the Frankly Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall co-operate in the preparation of any such amendment or supplement to the Frankly Circular as required or appropriate, and Frankly shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Frankly Circular to Frankly Shareholders and, if required by the Court or by applicable Laws, file the same with the Securities Authorities or any other Governmental Entity as required.

Section 2.5 Final Order

(1)	If (a) the Interim Order is obtained; and (b) the Frankly Resolution is passed at the Frankly Meeting by the Frankly Shareholders as provided for in the Interim Order and as required by applicable Law, Frankly shall take all steps necessary or desirable to submit the Frankly Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 291 of the BCBCA, as soon as reasonably practicable, but in any event not later than three (3) Business Days after the Frankly Resolution is passed at the Frankly Meeting as provided for in the Interim Order.

Section 2.6 Court Proceedings

(1)	In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, Frankly shall:

(a)	diligently pursue, and cooperate with Torque and WinView in diligently pursuing, the Interim Order and, subject to the approval of the Frankly Resolution at the Frankly Meeting, the Final Order;

(b)	provide legal counsel to Torque and WinView with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Frankly Arrangement, and give reasonable consideration to all such comments;

(c)	provide legal counsel to Torque and WinView with copies of any notice of appearance, evidence or other documents served on Frankly or its legal counsel in respect of the motion for the Interim Order or the application for the Final Order or any appeal from them, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order;

(d)	ensure that all material filed with the Court in connection with the Frankly Arrangement is consistent with this Agreement and the Plan of Arrangement and that such material has been approved by Torque and WinView, acting reasonably, for filing;

(e)	not file any material with the Court in connection with the Frankly Arrangement or serve any such material, or agree to modify or amend any material so filed or served, except as contemplated by this Agreement or with Torque and WinView’s prior written consent, acting reasonably, provided Torque and WinView may, in their sole discretion, withhold their consent with respect to any increase in or other variation in the form of the Frankly Consideration or other modification or amendment to such filed or served materials that expands or increases Torque or WinView’s obligations, or diminishes or limits Torque or WinView’s rights, set forth in any such filed or served materials or under this Agreement;

(f)	oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement, and if required by the terms of the Final Order or by Law to return to Court with respect to the Final Order do so only after notice to, and in consultation and cooperation with, Torque and WinView; and

(g)	not object to legal counsel to Torque and WinView appearing at and making such submissions on both the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided Torque and WinView advise Frankly of the nature of any such submissions prior to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement.

Section 2.7 Frankly Securities

(1)	Each Frankly Option will be dealt with as provided in the Plan of Arrangement.

(2)	Each Frankly RSU will be dealt with as provided in the Plan of Arrangement.

(3)	Torque agrees that for the period from the Effective Date until expiry of the Frankly Warrants (in accordance with their respective terms), Torque will assume all of the covenants and obligations of Frankly under the Frankly Warrants and in accordance with the terms and conditions of the respective warrant certificates, do all things necessary to provide for the application of the provisions set forth in such warrant certificates with respect to the rights and interests of the holders thereof, such that upon exercise a Frankly Warrant will entitle the holder thereof to receive the Frankly Consideration and the Frankly Warrants will otherwise be valid and binding obligations of Torque entitling the holders thereof, as against Torque, to all the rights of such holders as set out in their respective warrant certificates.

(4)	Section 2.7(3) shall survive the execution and delivery of this Agreement and the completion of the Frankly Arrangement and shall be enforceable against Torque by the holders of the Frankly Warrants described in Section 2.7(3).

Section 2.8 The Frankly Arrangement and Effective Date

(1)	The Frankly Arrangement shall be effective at the Effective Time on the earlier to occur of (a) the date which is three (3) Business Days after the date on which all conditions set forth in Section 7.1, Section 7.2, Section 7.3 and Section 7.4 have been satisfied or waived (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date), and (b) the date that is the last Business Day prior to the Outside Date (provided that the conditions set forth in Section 7.1, Section 7.2, Section 7.3 and Section 7.4 have been satisfied or waived), unless another time or date is agreed to in writing by the Parties. From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by applicable Law, including the BCBCA.

Section 2.9 Payment of Consideration

Torque will, as soon as possible after the receipt by Frankly of the Final Order and in any case prior to the Effective Time, deposit in escrow with the Depositary (the terms and conditions of such escrow to be satisfactory to the Parties, acting reasonably) sufficient Torque Shares to satisfy the aggregate Frankly Consideration payable to Frankly Shareholders pursuant to the Plan of Arrangement.

Section 2.10 Adjustment of Consideration

Notwithstanding anything in this Agreement to the contrary, if, between the date of this Agreement and the Effective Time, the issued and outstanding Torque Shares shall have changed into a different number of shares or a different class by reason of any split, consolidation, dividend, reclassification, redenomination or the like, provided any such action is permitted by Section 5.3(2)(b), then the Frankly Consideration to be paid per Frankly Share shall be appropriately adjusted to provide to Frankly Shareholders the same economic effect as contemplated by this Agreement and the Plan of Arrangement prior to such action and as so adjusted shall, from and after the date of such event, be the Frankly Consideration to be paid per Frankly Share, subject to further adjustment in accordance with this Section 2.10.

Section 2.11 Withholding Taxes

Torque, Frankly and the Depositary, as applicable, shall be entitled to deduct or withhold from any consideration payable or otherwise deliverable to any Person, including Frankly Shareholders exercising Dissent Rights, pursuant to the Frankly Arrangement and from all dividends, other distributions or other amount otherwise payable to any former Frankly Shareholders, such Taxes or other amounts as Torque, Frankly or the Depositary are required, entitled or permitted to deduct or withhold with respect to such payment under the Tax Act, or any other provisions of any applicable Laws, in each case, as amended. To the extent that Taxes or other amounts are so deducted or withheld, such deducted or withheld Taxes or other amounts shall be treated for all purposes under this Agreement as having been paid to the Person in respect of which such deduction or withholding was made, provided that such deducted or withheld Taxes or other amounts are actually remitted to the appropriate taxing authority.

Section 2.12 Tax Matters

Notwithstanding any representations and covenants set forth in this Agreement, it is understood and agreed that none of Torque, Frankly or WinView provides any assurances to any security holder of Frankly regarding the income tax consequences of the Frankly Arrangement to any security holder of Frankly, except as may otherwise be provided in the Frankly Circular.

Section 2.13 Governance Matters

Torque shall take all necessary actions to ensure that immediately following the Effective Time:

(a)	the executive chairman of the Torque Board will be Tom Rogers;

(b)	the co-chief executive officers of Torque will be Darren Cox (who will also be Torque’s head of gaming, esport and motorsport) and Lou Schwartz (who will also be Torque’s head of media, technology and operations); and

(c)	the chief financial officer of Torque will be Michael Munoz.

Section 2.14 United States Securities Law Matters

(1)	The Parties agree that the Frankly Arrangement will be carried out with the intention that, assuming the Final Order is granted by the Court, all Frankly Consideration Shares issued under the Frankly Arrangement to the holders of Frankly Shares, as the case may be, will be issued by Torque in reliance on the Section 3(a)(10) Exemption. In order to ensure the availability of the exemption under the Section 3(a)(10) Exemption, the Parties agree that the Frankly Arrangement will be carried out on the following basis:

(a)	the Frankly Arrangement will be subject to the approval of the Court;

(b)	the Court will be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption prior to the hearing required to approve the Frankly Arrangement;

(c)	the Court will be required to satisfy itself as to the fairness of the Frankly Arrangement to the Frankly Shareholders subject to the Frankly Arrangement;

(d)	Frankly will ensure that each Person entitled to receive Frankly Consideration Shares on completion of the Frankly Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Frankly Arrangement and providing them with sufficient information necessary for them to exercise that right and that there shall not be any improper impediments to the appearance at the hearing of any Frankly Shareholder;

(e)	each Frankly Shareholder in the United States entitled to receive Frankly Consideration Shares will be advised that the Frankly Consideration Shares issued pursuant to the Frankly Arrangement have not been and will not be registered under the U.S. Securities Act and will be issued by Torque in reliance on the Section 3(a)(10) Exemption, and may be subject to restrictions on resale under the applicable securities laws of the United States, including Rule 144 under the U.S. Securities Act with respect to affiliates of Frankly and Torque;

(f)	the Interim Order approving the Frankly Meeting will specify that each Frankly Shareholder will have the right to appear before the Court at the hearing of the Court to give approval of the Frankly Arrangement so long as they deliver an appearance within a reasonable time;

(g)	the Final Order approving the Frankly Arrangement that is obtained from the Court will expressly state that the Frankly Arrangement is approved by the Court as being fair to the Frankly Shareholders. Frankly shall request that the Final Order shall include a statement to substantially the following effect:

“This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of Torque Esports Corp., pursuant to the Plan of Arrangement.”; and

(h)	under no circumstances shall Torque offer cash consideration to any Frankly Shareholder for Frankly Shares.

(2)	Torque shall take all steps as may be required to cause the securities to be issued under the Plan of Arrangement to be issued pursuant to an exemption from the prospectus and registration requirements of applicable Securities Laws.

Article 3

THE WINVIEW MERGER

Section 3.1 The WinView Merger

At the Effective Time, upon the terms of and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub shall be merged with and into WinView, the separate corporate existence of Merger Sub shall cease, and WinView shall continue as the surviving corporation of the WinView Merger as a wholly-owned subsidiary of Torque. The surviving corporation after the WinView Merger is sometimes referred to herein as the “Surviving Corporation”.

Section 3.2 The Closing

Unless this Agreement is earlier terminated pursuant to Section 8.2, the closing of the WinView Merger (the “Closing” will take place at 10:00 a.m. local time on a Business Day as promptly as practicable following the satisfaction or, if permissible by the express terms of this Agreement, waiver of the conditions set forth in Section 7.1, Section 7.2 and Section 7.4 (other than those conditions which, by their terms, are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions), by electronic exchange of documents, unless another time or place is mutually agreed upon in writing by Torque, Frankly and WinView. The date upon which the Closing actually occurs shall be referred to herein as the “Closing Date”.” On the Closing Date, Torque, Merger Sub and WinView shall cause the WinView Merger to be consummated by (a) filing a certificate of merger substantially in the form attached hereto as Exhibit A (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of the DGCL, and (b) making all other filings and recordings required under applicable Law (if any).

Section 3.3 Effect of the WinView Merger

At and after the Effective Time, the effect of the WinView Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise agreed to pursuant to the terms of this Agreement, all property, rights, privileges, powers and franchises of each of WinView and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of each of WinView and Merger Sub shall attach to and become the debts, liabilities and duties of the Surviving Corporation.

Section 3.4 Certificate of Incorporation and Bylaws of the Surviving Corporation

(1)	Unless otherwise determined by Torque prior to the Effective Time, the Certificate of Incorporation of WinView shall be amended and restated as of the Effective Time (and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation at the Effective Time) to be identical to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended in accordance with the DGCL and as provided in such certificate of incorporation (but subject to Section 5.8 hereof); provided, that Article I of the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as follows: “The name of the corporation is WinView, Inc.”

(2)	Unless otherwise determined by Torque prior to the Effective Time, the by-laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Corporation at the Effective Time until thereafter amended in accordance with the DGCL and as provided in the certificate of incorporation of the Surviving Corporation and such by-laws (but subject to Section 5.8 hereof).

Section 3.5 Directors and Officers

(1)	Directors. Unless otherwise determined by Torque prior to the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately after the Effective Time, each to hold the office of director of the Surviving Corporation in accordance with the provisions of the DGCL and the certificate of incorporation and by-laws of the Surviving Corporation until his or her successor is duly elected and qualified.

(2)	Officers. Unless otherwise determined by Torque prior to the Effective Time, the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation immediately after the Effective Time, each to hold office in accordance with the provisions of the by-laws of the Surviving Corporation until their successors are duly appointed and qualified.

Section 3.6 Repayment of WinView Notes

At the Effective Time, by virtue of the WinView Merger and without any action on the part of any party to this Agreement or any WinView Securityholder, each WinView Note that is outstanding immediately prior to the Effective Time and for which no election to be converted into shares of WinView Capital Stock has been made shall be canceled and extinguished and automatically converted into the right of the applicable holder thereof to receive the WinView Note Repayment Shares; provided, however, that the total number of Torque Shares payable to the holders of WinView Notes pursuant to this Section 3.6 shall not exceed the Total WinView Stock Consideration.

Section 3.7 Effect of WinView Merger on WinView Capital Stock

At the Effective Time, by virtue of the WinView Merger and without any action on the part of any party to this Agreement or any WinView Securityholder:

(1)	the common shares of Merger Sub that are outstanding immediately prior to the Effective Time shall be converted into one newly-issued, fully-paid and non-assessable preferred share of WinView with a redemption amount and fair market value equal to the aggregate amount paid up on such common shares of Merger Sub, and, for greater certainty, such common shares of Merger Sub shall be canceled and extinguished;

(2)	each share of WinView Preferred Stock that is outstanding immediately prior to the Effective Time and for which no election to be converted into shares of WinView Common Stock has been made (excluding any Dissenting Shares) shall be canceled and extinguished and automatically converted into the right to receive, upon surrender of the certificates representing such shares of WinView Preferred Stock in the manner provided in Section 3.11, (i) its pro rata portion of the Net WinView Stock Consideration, calculated in accordance with the WinView Certificate (valuing such shares for such purposes at the Torque Share Price, or such other amount as determined by WinView), and (ii) the Per Share Preferred Contingent Consideration, if any;

(3)	each share of WinView Common Stock (excluding any Dissenting Shares) shall be canceled and extinguished and automatically converted into the right to receive, upon surrender of the certificates representing such shares of WinView Common Stock in the manner provided in Section 3.11, the Per Share Common Contingent Consideration, if any;

(4)	in consideration for Torque issuing the Total WinView Stock Consideration to the WinView Noteholders and the WinView Preferred Holders, WinView will issue to Torque that number of shares of WinView Common Stock equal to the number of shares issued by Torque as the Total WinView Stock Consideration;

(5)	the aggregate fair market value of the Total WinView Stock Consideration issued to the WinView Noteholders and the WinView Preferred Holders will be an amount equal to the aggregate fair market value of the (i) WinView Notes outstanding immediately prior to the Effective Time, and (ii) the WinView Preferred Stock outstanding immediately prior to the Effective Time less the Per Share Preferred Contingent Consideration, if any; and

(6)	Torque will add to the stated capital account maintained for its common shares an amount equal to the aggregate fair market value of (i) the WinView Notes outstanding immediately prior to the Effective Time and (ii) the WinView Preferred Stock outstanding immediately prior to the Effective Time less the Per Share Preferred Contingent Consideration, if any.

Section 3.8 Effect of WinView Merger on WinView Options

(1)	At the Effective Time, by virtue of the WinView Merger and without any action on the part of any party to this Agreement or any WinView Securityholder, each outstanding WinView Option immediately prior to the Effective Time, whether vested or unvested, shall be canceled and extinguished and automatically converted into the right of the holder thereof to receive the Contingent Consideration, if any, payable to such holder (which, for the avoidance of doubt, shall be payable to such holder in cash) pursuant to the Contingent Consideration Allocation.

(2)	Prior to the Effective Time, the Company shall take all actions necessary to effect the transactions anticipated by this Section 3.8 under the WinView Incentive Plans and all WinView Option agreements and any other plan or arrangement of WinView (whether written or oral, formal or informal), including delivering all notices required thereby. Within ten (10) Business Days following the date hereof, WinView shall notify the holders of WinView Options, which notice shall be in compliance with the terms of the WinView Incentive Plans and such WinView Options, that such WinView Options will be canceled, extinguished and automatically converted at the Effective Time in the manner set forth herein.

Section 3.9 Effect of WinView Merger on WinView Warrants

(1)	No outstanding WinView Warrants shall be assumed, continued or substituted by Torque or the Surviving Corporation. Notwithstanding anything in this Agreement to the contrary, any WinView Warrant (excluding any WinView Net Exercise Warrant) that is not exercised prior to the Effective Time shall immediately expire and be canceled at the Effective Time and no consideration shall be paid therefor.

(2)	At the Effective Time, by virtue of the WinView Merger and without any action on the part of any party to this Agreement, each outstanding WinView Net Exercise Warrant immediately prior to the Effective Time shall be canceled and automatically converted into the right of the holder thereof to receive the Contingent Consideration, if any, payable to such holder (which, for the avoidance of doubt, shall be payable to such holder in cash) pursuant to the Contingent Consideration Allocation.

Section 3.10 Dissenting Shares

(1)	WinView shall promptly advise Torque and Frankly of the receipt by WinView of any communication (written or oral) from any holder of WinView Capital Stock or other security holder of WinView in opposition to the WinView Merger, written notice seeking Appraisal Rights, purported exercise or withdrawal of Appraisal Rights, and any written communication sent by or on behalf of WinView to any holder of WinView Capital Stock exercising or purporting to exercise Appraisal Rights.

(2)	WinView shall not make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to Appraisal Rights without the prior written consent of Torque and Frankly.

(3)	Notwithstanding any other provision of this Agreement to the contrary, any shares of WinView Capital Stock that have not been voted in favor of adoption of this Agreement, and with respect to which a demand for payment and appraisal have been properly made in accordance with the applicable provisions of the DGCL (or, if WinView is subject to Section 2115 of the California Corporations Code, in accordance with Chapter 13 of the California Corporations Code) (such shares referred to as “Dissenting Shares”), shall not be converted into or represent a right to receive any consideration pursuant to this Agreement, but shall be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to the DGCL (or, if WinView is subject to Section 2115 of the California Corporations Code, pursuant to Chapter 13 of the California Corporations Code); provided, however, that if a holder of Dissenting Shares (a “Dissenting Stockholder”) withdraws such holder’s demand for such payment and appraisal or becomes ineligible for such payment and appraisal then, as of the later of the Effective Time or the date of which such Dissenting Stockholder withdraws such demand or otherwise becomes ineligible for such payment and appraisal, such holder’s Dissenting Shares shall cease to be Dissenting Shares and shall be converted into the right to receive the consideration specified in Section 3.7 pursuant to the terms of this Agreement. WinView shall use its commercially reasonable efforts to provide notice of any rights afforded to any holders of WinView Capital Stock in respect of Dissenting Shares as soon as practicable following the execution of this Agreement such that the period provided by the applicable statutes in which such demands may be made has expired prior to the Closing.

Section 3.11 Payment and Exchange of Securities

(1)	Closing Payments. Promptly after the Effective Time, but in no event later than two (2) Business Days following the Closing Date, Torque shall, subject to this Section 3.11, issue to each WinView Securityholder the Torque Shares that each such former WinView Securityholder is entitled to receive at the Effective Time pursuant to Section 3.6 or Section 3.7.

(2)	Exchange Procedures.

(a)	As soon as commercially practicable after the Closing Date, Torque shall mail or cause to be mailed, or otherwise deliver, to each holder of WinView Capital Stock a letter of transmittal substantially in the form attached hereto as Exhibit B (the “WinView Stockholder Letter of Transmittal”) to the address set forth opposite such holder’s name on the WinView Closing Spreadsheet. After receipt of the WinView Stockholder Letter of Transmittal and any other documents that Torque or its designated agent may reasonably require in order to effect the exchange (the “WinView Stockholder Exchange Documents”), such holder shall surrender the physical certificates, if any, representing his, her or its shares of Company Capital Stock (the “WinView Stock Certificates”) to Torque or its designated agent for cancellation, together with duly completed and validly executed WinView Stockholder Exchange Documents. Upon surrender of the WinView Stock Certificates (if any) and WinView Stockholder Exchange Documents, the WinView Stock Certificates (if any) shall be canceled. Until so surrendered, subject to the appraisal rights under the DGCL (and, if WinView is subject to Section 2115 of the California Corporations Code, Chapter 13 of the California Corporations Code), each WinView Stock Certificate outstanding after the Effective Time will be deemed, for all corporate purposes thereafter, to evidence only the right to receive the consideration specified in Section 3.7 pursuant to the terms of this Agreement. No portion of the consideration specified in this Agreement shall be paid to any holder of WinView Capital Stock until the holder of record thereof shall surrender such WinView Stock Certificate (if any) and the WinView Stockholder Exchange Documents pursuant hereto (or an affidavit of loss in respect of such WinView Stock Certificates in accordance with Section 3.11(6)).

(b)	As soon as commercially practicable after the Closing Date, Torque shall mail or cause to be mailed, or otherwise deliver, to each holder of WinView Notes as of immediately prior to the Effective Time a letter of transmittal substantially in the form attached hereto as Exhibit C (the “WinView Noteholder Letter of Transmittal”) to the address set forth opposite such holder’s name on the WinView Closing Spreadsheet. After receipt of the WinView Noteholder Letter of Transmittal and any other documents that Torque or its designated agent may reasonably require in order to effect the exchange (the “WinView Noteholder Exchange Documents”), such holder shall surrender such holder’s WinView Notes to Torque or its designated agent for cancellation, together with duly completed and validly executed WinView Noteholder Exchange Documents. Upon surrender of the WinView Notes and WinView Noteholder Exchange Documents, the WinView Notes shall be canceled. Until so surrendered, each WinView Note outstanding after the Effective Time will be deemed, for all corporate purposes thereafter, to evidence only the right to receive the payment specified in Section 3.6 pursuant to the terms of this Agreement. No portion of the consideration specified in this Agreement shall be paid to any holder of WinView Notes until the holder of record thereof shall surrender such WinView Notes and WinView Noteholder Exchange Documents pursuant hereto (or an affidavit of loss in respect of such WinView Notes in accordance with Section 3.11(6)).

(3)	Transfer of Ownership. If any cash amounts are to be disbursed pursuant to Section 3.7 to a Person other than to the Person whose name is reflected on a WinView Stock Certificate surrendered in exchange therefor (or, in the case of shares of WinView Capital Stock not represented by a WinView Stock Certificate, to a Person other than the Person whose name is reflected on WinView’s transfer records), it will be a condition of the payment or delivery thereof that, in the case of WinView Stock Certificates, the WinView Stock Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer, and in any case, that the Person requesting such exchange will have paid to Torque or any agent designated by it any transfer or other Taxes required by reason of the payment of cash amounts in exchange of WinView Capital Stock (without interest) in any name other than that of the registered holder of the WinView Stock Certificate surrendered (or, in the case of shares of WinView Capital Stock not represented by a WinView Stock Certificate, the registered holder of such shares in WinView’s transfer records), or established to the reasonable satisfaction of Torque or any agent designated by it that such Tax has been paid or is not payable.

(4)	No Liability.

(a)	Any portion of the consideration described in this Article 3 held by Torque, its designated agent or the Surviving Corporation which remains undistributed to the WinView Securityholders after the Effective Time shall be delivered to Torque, and any such WinView Securityholder shall thereafter look only to Torque, but only as a general creditor thereof, for payment hereunder.

(b)	If any payment of Torque Shares to which any WinView Securityholder is entitled pursuant to the terms of this Article 3 has not been claimed prior to five (5) years after the Effective Time (or immediately prior to such earlier date on which the corresponding portion of the Total WinView Stock Consideration would otherwise escheat to or become the property of any Governmental Entity), any Torque Shares payable in respect of such WinView Securities shall, to the extent permitted by applicable Law, become the property of Torque, free and clear of all claims of interest of any Person previously entitled thereto.

(c)	Notwithstanding anything to the contrary in this Section 3.11, neither Torque, its designated agent (if any) nor the Surviving Corporation, nor any other party hereto, shall be liable to a former holder of WinView Securities for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(5)	No Further Rights in WinView Capital Stock. The (i) Net WinView Stock Consideration, (ii) the Per Share Preferred Contingent Consideration (if any) and (iii) the Per Share Common Contingent Consideration (if any) paid or payable in respect of the surrender of shares of WinView Capital Stock in accordance with the terms hereof shall be deemed to have been paid or payable in full satisfaction of all rights pertaining to such shares of WinView Capital Stock, and there shall be no further registration of transfer on the records of the Surviving Corporation of shares of WinView Capital Stock. If, after the Effective Time, WinView Stock Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Section 3.11, subject to appraisal rights under the DGCL (and, if WinView is subject to Section 2115 of the California Corporations Code, Chapter 13 of the California Corporations Code).

(6)	Lost, Stolen or Destroyed Certificates. In the event that any WinView Stock Certificate or WinView Note shall have been lost, stolen or destroyed, Torque or its designated agent shall issue in exchange for such lost, stolen or destroyed certificate or note, upon the making of an affidavit of that fact by the holder thereof, such consideration, if any, as may be required pursuant to Section 3.6 or Section 3.7; provided, that Torque or its designated agent may, in its discretion and as a condition precedent to the issuance thereof, require the Person who is the owner of such lost, stolen or destroyed certificate or note to post a bond, in such amount as Torque or its designated agent may reasonably direct, against any claim that may be made against Torque or its designated agent with respect to the certificate or note alleged to have been lost, stolen or destroyed.

(7)	Withholding Taxes.

(a)	Notwithstanding any other provision of this Agreement, WinView and, on its behalf, Torque, the Surviving Corporation and Torque’s designated agent (if any) shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to the WinView Securityholders pursuant to this Agreement such amounts as may be required to be deducted or withheld therefrom under any provision of the U.S. federal, state, local or foreign Tax law or under any applicable legal requirement and to request any necessary Tax forms, including Form W-9 or the appropriate series of Form W-8, as applicable, or any similar information, from the WinView Securityholders or any other Person to whom a payment is required to be made pursuant to this Article 3, and to share such forms with Torque, the Surviving Corporation and Torque’s designated agent (if any). To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(b)	The parties to this Agreement make no representations or warranties to any WinView Securityholder regarding the Tax treatment of the WinView Merger, or any of the Tax consequences to WinView or any WinView Securityholder of this Agreement or any of the transactions or payments contemplated by this Agreement.

Section 3.12 Taking of Necessary Action; Further Action

If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of WinView, then the officers and directors of the Surviving Corporation, Torque and Merger Sub are fully authorized to take, and will take, all such lawful and necessary actions.

Section 3.13 WinView Securityholder Representative

(1)	Prior to the date of this Agreement, WinView has selected a current director of WinView to serve as the “WinView Securityholder Representative”. Prior to the Closing, the WinView Securityholder Representative shall sign a joinder to this Agreement in form and substance reasonably acceptable to the parties. By executing or approving this Agreement, or by executing and delivering a WinView Stockholder Letter of Transmittal or a WinView Noteholder Letter of Transmittal, each WinView Securityholder shall have irrevocably authorized and appointed the WinView Securityholder Representative as such Person’s representative and attorney-in-fact to act on behalf of such Person in connection with the matters set forth in Section 5.9.

(2)	The WinView Securityholder Representative may resign at any time and may be removed for any reason or no reason by, prior to the Closing, WinView, and after the Closing, the vote or written consent of a majority in interest of the WinView Securityholders according to each WinView Securityholder’s WinView Pro Rata Share (the “WinView Majority Holders”); provided, however, in no event shall the WinView Securityholder Representative be removed without WinView or the WinView Majority Holders, as applicable, having first appointed a new WinView Securityholder Representative who shall assume such duties immediately upon the resignation or removal of the WinView Securityholder Representative. In the event of the death, incapacity, resignation or removal of the WinView Securityholder Representative, a new WinView Securityholder Representative shall be appointed by the vote or written consent of WinView, prior to the Closing, or the WinView Majority Holders after the Closing. Notice of such vote or a copy of the written consent appointing such new WinView Securityholder Representative shall be sent to Torque, such appointment to be effective upon the later of the date indicated in such consent or the date such notice is received by Torque.

Section 3.14 Additional WinView Merger Definitions

The following terms have the following meanings:

“Aggregate WinView Liquidation Amount” means the amount in US dollars obtained by adding: (i) the product of (A) the WinView Series A Liquidation Amount and (B) the total number of WinView Series A Preferred Stock that are outstanding as of immediately prior to the Effective Time, to (ii) the product of (A) the WinView Series B Liquidation Amount and (B) the total number of WinView Series B Preferred Stock that are outstanding as of immediately prior to the Effective Time.

“Appraisal Rights” means the right to demand payment and appraisal of holders of WinView Capital Stock as described in Section 3.10(3).

“Certificate of Merger” has the meaning specified in Section 3.2.

“Closing” has the meaning specified in Section 3.2.

“Closing Date” has the meaning specified in Section 3.2.

“Contingent Consideration Allocation” means the allocation of the Contingent Consideration, if any, that is payable from time to time as follows: (i) first, pro rata to each WinView Preferred Holder (such distribution to occur in accordance with the WinView Certificate) until each such WinView Preferred Holder has received its pro rata portion of the WinView Contingent Liquidation Amount, if any, with respect to each share of WinView Preferred Stock held by them immediately prior to the Effective Time; and (ii) second, pro rata to each WinView Common Holder, each WinView Option Holder and each WinView Net Exercise Warrant Holder with respect to each share of WinView Common Stock that each such WinView Common Holder, each such WinView Option Holder and each such WinView Net Exercise Warrant Holder would have been deemed to hold as of immediately prior to the Effective Time following the exercise of the WinView Options and WinView Net Exercise Warrants immediately prior to the Effective Time, provided, however, that (A) the amount of the Contingent Consideration payable to any WinView Option Holder in respect of WinView Options shall be reduced by the aggregate exercise price of the WinView Options held by such WinView Option Holder as of immediately prior to the Effective Time, (B) the amount of the Contingent Consideration payable to any WinView Net Exercise Warrant Holder in respect of WinView Net Exercise Warrants shall be reduced by the aggregate exercise price of the WinView Net Exercise Warrants held by such WinView Net Exercise Warrant Holder as of immediately prior to the Effective Time, and (C) the amount of any exercise price deductions pursuant to clause (A) or (B) of this paragraph shall be redistributed pro rata to each WinView Common Holder, each WinView Option Holder and each WinView Net Exercise Warrant Holder with respect to each share of WinView Common Stock that each such WinView Common Holder, each such WinView Option Holder and each such WinView Net Exercise Warrant Holder would have been deemed to hold as of immediately prior to the Effective Time following the exercise of the WinView Options and WinView Net Exercise Warrants immediately prior to the Effective Time.

“Dissenting Shares” has the meaning specified in Section 3.10.

“Dissenting Stockholder” has the meaning specified in Section 3.10.

“Fully Diluted Participating Share Number” means (i) the aggregate number of WinView Shares outstanding immediately prior to the Effective Time (other than WinView Shares owned by WinView which are to be canceled and retired in accordance with Section 3.7(3), which shall be excluded from the calculation of the Fully Diluted WinView Share Number) in respect of which there is a right to receive Contingent Consideration pursuant to Section 3.7, plus (b) the aggregate number of WinView Shares issuable upon the exercise in full of all WinView Options (whether vested or unvested) outstanding immediately prior to the Effective Time in respect of which there is a right to receive Contingent Consideration pursuant to Section 3.8(1), plus (c) the aggregate number of WinView Shares issuable upon the exercise in full of all WinView Warrants outstanding immediately prior to the Effective Time in respect of which there is a right to receive Contingent Consideration pursuant to Section 3.9(2).

“Net WinView Stock Consideration” means that whole number of Torque Shares equal to the greater of: (i) the amount obtained by subtracting (A) the aggregate amount of the WinView Note Repayment Shares, from (B) the Total WinView Stock Consideration; and (ii) zero.

“Net WinView Stock Consideration Value” means the amount in US dollars obtained by multiplying (i) the Net WinView Stock Consideration, by (ii) the Torque Share Price.

“Per Share Common Contingent Consideration” means an amount in US dollars equal to the Contingent Consideration, if any, payable to the WinView Common Holders pursuant to the Contingent Consideration Allocation.

“Per Share Preferred Contingent Consideration” means an amount in US dollars equal to the Contingent Consideration, if any, payable to the WinView Preferred Holders pursuant to the Contingent Consideration Allocation.

“Torque Share Price” means US$1.3258 (which is equal to C$1.75 based on the fixed exchange rate of US$1.00 equaling C$1.32).

“Total WinView Stock Consideration” means 26,400,000 Torque Shares, being that amount of Torque Shares having a total value of US$35,000,000, based on a share price of C$1.75 per Torque Share at an exchange rate of US$1.00 equaling C$1.32, which shall be subject to lock-up restrictions to be discharged 10% at 120 days, another 15% at 180 days, another 15% at 270 days, another 20% at 360 days and the remaining 40% at 390 days, in each case following the Effective Date.

“WinView Certificate” means the Second Amended and Restated Certificate of Incorporation of WinView.

“WinView Closing Spreadsheet” means a spreadsheet, certified by the Chief Executive Officer of the WinView, which spreadsheet shall be acceptable in form and substance to Torque and which shall be dated as of the Closing Date and shall set forth, among other things, (i) the name and address of each WinView Securityholder and (ii) the amount of Total WinView Stock Consideration payable to each WinView Securityholder pursuant to this Article 3.

“WinView Common Holder” means each holder of WinView Common Stock as of immediately prior to the Effective Time.

“WinView Contingent Liquidation Amount” means the amount in US dollars that equals the greater of: (i) the amount obtained by subtracting (A) the Net WinView Stock Consideration Value, from (B) the Aggregate WinView Liquidation Amount; and (ii) zero.

“WinView Net Exercise Warrant Holder” means each holder of WinView Net Exercise Warrants as of immediately prior to the Effective Time.

“WinView Net Exercise Warrants”means all outstanding warrants issued in connection with the transactions described in the Note and Warrant Purchase Agreement, dated as of April 8, 2019, by and among WinView and the investors described therein.

“WinView Note Repayment Shares” means, for each WinView Note that is outstanding as of immediately prior to the Effective Time, that whole number of Torque Shares equal to the amount obtained by dividing (i) the sum of (A) the principal amount of such WinView Note, (B) the amount of accrued and unpaid interest under such WinView Note and (C) any change of control or similar premium under such WinView Note, by (ii) the Torque Share Price or such other price per share as may be agreed between WinView and the holder thereof.

“WinView Noteholder” means each holder of WinView Notes as of immediately prior to the Effective Time.

“WinView Noteholder Exchange Documents” has the meaning specified in Section 3.11(2)(b).

“WinView Noteholder Letter of Transmittal” has the meaning specified in Section 3.11(2)(b).

“WinView Option Holder” means each holder of WinView Options as of immediately prior to the Effective Time.

“WinView Participating Securities” means the WinView Securities in respect of which there is a right to receive Contingent Consideration pursuant to Section 3.7, Section 3.8(1) or Section 3.9(2).

“WinView Preferred Holder” means each holder of WinView Preferred Stock as of immediately prior to the Effective Time.

“WinView Pro Rata Share” means, with respect to any WinView Securityholder, such Person’s ownership interest in WinView Participating Securities, determined by dividing (i) the number of WinView Shares owned of record by such Person as of immediately prior to the Effective Time in respect of which there is a right to receive Contingent Consideration pursuant to Section 3.7, plus the number of WinView Shares issuable upon exercise of all WinView Options held by such Person as of immediately prior to the Effective Time in respect of which there is a right to receive Contingent Consideration pursuant to Section 3.8(1), plus the number of shares of WinView Capital Stock subject to an outstanding WinView Warrant held by such Person immediately prior to the Effective Time in respect of which there is a right to receive Contingent Consideration pursuant to Section 3.9(2), in each case, with all shares of WinView Preferred Stock being measured on an as-converted basis, as applicable, by (ii) the Fully Diluted Participating Share Number.

“WinView Series A Liquidation Amount” means US$1.1698 per share of WinView Series A Preferred Stock.

“WinView Series B Liquidation Amount” means US$1.35963 per share of WinView Series B Preferred Stock.

“WinView Stock Certificates” has the meaning specified in Section 3.11(2)(a).

“WinView Stockholder Exchange Documents” has the meaning specified in Section 3.11(2)(a).

“WinView Stockholder Letter of Transmittal” has the meaning specified in Section 3.11(2)(a).

Article 4

REPRESENTATIONS AND WARRANTIES

Section 4.1 Representations and Warranties of Frankly

(1)	Frankly represents and warrants to Torque and WinView as set forth in Schedule D and acknowledges and agrees that Torque and WinView are relying upon such representations and warranties in connection with the entering into of this Agreement and agreeing to complete the Transaction. Notwithstanding anything in this Agreement to the contrary, the Frankly Filings, including all information or other content included in the Frankly Filings, shall be deemed to be disclosed (in the Frankly Disclosure Letter and otherwise) for the purpose of, and such deemed disclosure shall have the effect of, qualifying each of Frankly’s representations and warranties contained in this Agreement (including, but not limited to, Frankly’s representations and warranties set forth in Schedule D).

(2)	The representations and warranties of Frankly contained in this Agreement shall not survive the completion of the Transaction and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms. This Section 4.1 will not limit any covenant or agreement of the Parties, which, by its terms, contemplates performance after the Effective Date or the date on which this Agreement is terminated, as the case may be. Any investigation by Torque, WinView and any of their advisors shall not mitigate, diminish or affect the representations and warranties of Frankly contained in this Agreement.

Section 4.2 Representations and Warranties of WinView

(1)	WinView represents and warrants to Torque and Frankly as set forth in Schedule E and acknowledges and agrees that Torque and Frankly are relying upon such representations and warranties in connection with the entering into of this Agreement and agreeing to complete the Transaction. Notwithstanding anything in this Agreement to the contrary, the WinView Filings, including all information or other content included in the WinView Filings, shall be deemed to be disclosed (in the WinView Disclosure Letter and otherwise) for the purpose of, and such deemed disclosure shall have the effect of, qualifying each of WinView’s representations and warranties contained in this Agreement (including, but not limited to, WinView’s representations and warranties set forth in Schedule E).

(2)	The representations and warranties of WinView contained in this Agreement shall not survive the completion of the Transaction and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms. This Section 4.2 will not limit any covenant or agreement of the Parties, which, by its terms, contemplates performance after the Effective Date or the date on which this Agreement is terminated, as the case may be. Any investigation by Torque, Frankly and any of their advisors shall not mitigate, diminish or affect the representations and warranties of WinView contained in this Agreement.

Section 4.3 Representations and Warranties of Torque

(1)	Torque represents and warrants to Frankly and WinView as set forth in Schedule F and acknowledges and agrees that Frankly and WinView are relying upon such representations and warranties in connection with the entering into of this Agreement and agreeing to complete the Transaction. Notwithstanding anything in this Agreement to the contrary, the Torque Filings, including all information or other content included in the Torque Filings, shall be deemed to be disclosed (in the Torque Disclosure Letter and otherwise) for the purpose of, and such deemed disclosure shall have the effect of, qualifying each of Torque’s representations and warranties contained in this Agreement (including, but not limited to, Torque’s representations and warranties set forth in Schedule F).

(2)	The representations and warranties of Torque contained in this Agreement shall not survive the completion of the Transaction and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms. This Section 4.3 will not limit any covenant or agreement of the Parties, which, by its terms, contemplates performance after the Effective Date or the date on which this Agreement is terminated, as the case may be. Any investigation by Frankly, WinView and any of their advisors shall not mitigate, diminish or affect the representations and warranties of Torque contained in this Agreement.

Section 4.4 Joint Representations and Warranties of Torque and Merger Sub

(1)	Each of Torque and Merger Sub represents and warrants to WinView as set forth in Schedule G and acknowledges and agrees that WinView is relying upon such representations and warranties in connection with the entering into of this Agreement and agreeing to complete the Transaction.

(2)	The representations and warranties of Torque and Merger Sub set forth in Schedule G shall not survive the completion of the Transaction and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms. This Section 4.4 will not limit any covenant or agreement of the Parties, which, by its terms, contemplates performance after the Effective Date or the date on which this Agreement is terminated, as the case may be. Any investigation by WinView and any of its advisors shall not mitigate, diminish or affect the representations and warranties of Torque and Merger Sub set forth in Schedule G.

Article 5

COVENANTS

Section 5.1 Conduct of Business of Frankly

(1)	Frankly covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (i) with the express prior written consent of Torque and WinView, each acting reasonably, or (ii) as required or permitted by this Agreement, Frankly shall, and shall cause its Subsidiaries to, conduct their business in the Ordinary Course, and Frankly shall use commercially reasonable efforts to maintain and preserve its and its Subsidiaries’ business organization, assets (including, for greater certainty, Frankly Business Assets), goodwill and business relationships with other Persons with which Frankly or any of its Subsidiaries have business relations.

(2)	Without limiting the generality of Section 5.1(1), Frankly covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (i) with the express prior written consent of Torque and WinView, each acting reasonably, or (ii) as required or permitted by this Agreement, Frankly shall not, and Frankly shall not permit any of its Subsidiaries to, directly or indirectly:

(a)	amend its Constating Documents or, in the case of any Subsidiary which is not a corporation, its similar organizational documents;

(b)	split, combine, consolidate or reclassify any shares of its capital stock or declare, set aside or pay any dividend or other distribution thereon (whether in cash, stock or property or any combination thereof), or amend or modify any term of any outstanding debt security;

(c)	redeem, purchase, or otherwise acquire or offer to redeem, purchase or otherwise acquire any shares of its capital stock or any of its outstanding securities (except as a result of the exercise, vesting or conversion of existing securities of Frankly (it being understood that no consent from Torque or WinView shall be required in connection with such exercises or conversions));

(d)	except as disclosed in Section 5.1(2)(d) of the Frankly Disclosure Letter, issue, deliver, sell, pledge or otherwise encumber, or authorize the issuance, delivery, sale, pledge or other encumbrance of any shares of its capital stock or other equity or voting interests (including issued Frankly Shares held by Frankly in treasury), or any options, warrants or similar rights or convertible securities exercisable or exchangeable for or convertible into such capital stock or other equity or voting interests, or any stock appreciation rights, phantom stock awards or other rights that are linked to the price or the value of Frankly Shares (except for the issuance or sale of Frankly Shares as a result of any exercise, vesting or conversion of outstanding securities of Frankly (it being understood that no consent from Torque or WinView shall be required for any issuance or sale that results from such exercises, vesting or conversions));

(e)	reduce its stated capital or reorganize, arrange, restructure, amalgamate or merge with any Person;

(f)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of Frankly or any of its Subsidiaries;

(g)	other than in the Ordinary Course, acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, assets, securities, properties, interests or businesses having a cost, on a per transaction or series of related transactions basis, in excess of $25,000 and subject to a maximum of $50,000 for all such transactions;

(h)	sell, pledge, lease, dispose of, lose the right to use, mortgage, license, encumber (other than a Permitted Lien) or otherwise transfer any assets of Frankly or of any of its Subsidiaries or any interest in any assets of Frankly and its Subsidiaries having a value greater than $25,000 individually and subject to a maximum of $50,000 in the aggregate, other than assets sold in the Ordinary Course;

(i)	other than as incurred in connection with this Agreement and the transactions contemplated herein, and other than in the Ordinary Course or to ensure the maintenance of Frankly’s current level and standard of operations, make any capital expenditure or commitment to do so which, individually exceeds $25,000 or in the aggregate exceeds $50,000;

(j)	other than in the Ordinary Course or as required by applicable Law, amend or modify, or terminate or waive any right under, any Material Contract or enter into any contract or agreement that would be a Material Contract if in effect on the date hereof, except where same would not individually or in the aggregate have a Material Adverse Effect;

(k)	in respect of any Frankly Business Assets, waive, release, surrender, abandon, let lapse, grant or transfer any material right or amend, modify or change, or agree to amend, modify or change, any existing material Authorization, right to use, lease or contract other than in the Ordinary Course, as required by applicable Law, or where same would not individually or in the aggregate have a Material Adverse Effect;

(l)	except as disclosed in Section 5.1(2)(l) of the Frankly Disclosure Letter, amend, modify or terminate, cancel or let lapse any material insurance (or re-insurance) policy of Frankly or any Subsidiary in effect on the date of this Agreement, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policies are in full force and effect;

(m)	except as disclosed in Section 5.1(2)(m) of the Frankly Disclosure Letter, prepay any indebtedness before its scheduled maturity, or increase, create, incur, assume or otherwise become liable for any indebtedness for borrowed money or guarantees thereof, other than in the Ordinary Course;

(n)	except as disclosed in Section 5.1(2)(n) of the Frankly Disclosure Letter, make any loan or advance to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any Person other than advances and capital contributions to wholly-owned Subsidiaries of Frankly in the Ordinary Course;

(o)	other than in the Ordinary Course, enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments;

(p)	settle or compromise any Tax claim, assessment, reassessment or liability, enter into any agreement with a Governmental Entity with respect to Taxes, surrender any right to claim a Tax abatement, reduction, deduction, exemption, credit or refund, consent to the extension or waiver of the limitation period applicable to any Tax matter or amend or change any of its methods of reporting income, deductions or accounting for income Tax purposes except as may be required by Law;

(q)	make any change in Frankly’s methods of accounting, except as required by concurrent changes in U.S. GAAP or in connection with a transition to IFRS;

(r)	except as disclosed in Section 5.1(2)(r) of the Frankly Disclosure Letter, grant any increase in the rate of wages, salaries, bonuses or other remuneration of any Frankly Employee or independent contractor or make any bonus or profit sharing distribution or similar payment of any kind, except as may be made in the Ordinary Course or as may be required by the terms of a Contract listed or as otherwise contemplated in Section 1.1(ee) of the Frankly Disclosure Letter;

(s)	(i) except as disclosed in Section 5.1(2)(s)(i) of the Frankly Disclosure Letter, adopt, enter into or materially amend any Employee Plan; (ii) pay any benefit to any director or officer of Frankly or any of its Subsidiaries or to any Frankly Employee that is not required under the terms of any Employee Plan in effect on the date of this Agreement; (iii) except as disclosed in Section 5.1(2)(s)(ii) of the Frankly Disclosure Letter, grant, accelerate, increase or otherwise amend any payment, award or other benefit payable to, or for the benefit of, any director or officer of Frankly or any of its Subsidiaries or to any Frankly Employee; (iv) make any determination under any Employee Plan that is not in the Ordinary Course; or (v) take or propose any action to effect any of the foregoing;

(t)	except as disclosed in Section 5.1(2)(t) of the Frankly Disclosure Letter, cancel, waive, release, assign, settle or compromise any material claims or rights or take any action or fail to take any action that would result in termination of any material claims or rights;

(u)	commence, waive, release, assign, settle, compromise or settle any litigation, proceeding or governmental investigation relating to the assets or the business of Frankly in excess of an aggregate amount of $100,000 other than amounts or liabilities disclosed in the Frankly Filings which are resolved for an amount equal to or less than the amount disclosed, or which could reasonably be expected to impede, prevent or delay the consummation of the transaction contemplated by this Agreement;

(v)	enter into any Contract with a Person (other than a wholly-owned Subsidiary of Frankly) that does not deal at arm’s length with Frankly within the meaning of the Tax Act;

(w)	enter into or amend any Contract with any broker, finder or investment banker; or

(x)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

(3)	Frankly shall forthwith notify Torque and WinView in writing of:

(a)	any Material Adverse Effect; or

(b)	any material penalty, filing, action, suit, claim, investigation, audit inquiry, assessment or proceeding commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting Frankly or its Subsidiaries.

Section 5.2 Conduct of Business of WinView

(1)	WinView covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (i) with the express prior written consent of Torque and Frankly, each acting reasonably, or (ii) as required or permitted by this Agreement, WinView shall conduct its business in the Ordinary Course, and WinView shall use commercially reasonable efforts to maintain and preserve its business organization, assets (including, for greater certainty, WinView Business Assets), goodwill and business relationships with other Persons with which WinView has business relations.

(2)	Without limiting the generality of Section 5.2(1), WinView covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (i) with the express prior written consent of Torque and Frankly, each acting reasonably, or (ii) as required or permitted by this Agreement, WinView shall not, directly or indirectly:

(a)	other than an amendment stating that the allocation of consideration pursuant to this Agreement satisfies any application provisions of the Constating Documents, amend its Constating Documents;

(b)	split, combine, consolidate or reclassify any shares of its capital stock or declare, set aside or pay any dividend or other distribution thereon (whether in cash, stock or property or any combination thereof), or amend or modify any term of any outstanding debt security; provided, however, that notwithstanding any provision of this Section 5.2, WinView may amend or modify any term of any WinView Note to permit such WinView Note to be repaid with WinView Consideration Shares on Closing;

(c)	redeem, purchase, or otherwise acquire or offer to redeem, purchase or otherwise acquire any shares of its capital stock or any of its outstanding securities (except as a result of the exercise or conversion of existing securities of WinView (it being understood that no consent from Torque or Frankly shall be required in connection with such exercises or conversions));

(d)	issue, deliver, sell, pledge or otherwise encumber, or authorize the issuance, delivery, sale, pledge or other encumbrance of any shares of its capital stock or other equity or voting interests (including issued WinView Shares held by WinView in treasury), or any options, warrants or similar rights or convertible securities exercisable or exchangeable for or convertible into such capital stock or other equity or voting interests, or any stock appreciation rights, phantom stock awards or other rights that are linked to the price or the value of WinView Shares (except for the issuance or sale of WinView Shares as a result of any exercise or conversion of outstanding securities of WinView (it being understood that no consent from Torque or Frankly shall be required for any issuance or sale that results from such exercises or conversions));

(e)	reduce its stated capital or reorganize, arrange, restructure, amalgamate or merge with any Person;

(f)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of WinView;

(g)	other than in the Ordinary Course, acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, assets, securities, properties, interests or businesses having a cost, on a per transaction or series of related transactions basis, in excess of $25,000 and subject to a maximum of $50,000 for all such transactions;

(h)	sell, pledge, lease, dispose of, lose the right to use, mortgage, license, encumber (other than a Permitted Lien) or otherwise transfer any assets of WinView or any interest in any assets of WinView having a value greater than $25,000 individually and subject to a maximum of $50,000 in the aggregate, other than assets sold in the Ordinary Course;

(i)	other than as incurred in connection with this Agreement and the transactions contemplated herein, and other than in the Ordinary Course or to ensure the maintenance of WinView’s current level and standard of operations, make any capital expenditure or commitment to do so which, individually exceeds $25,000 or in the aggregate exceeds $50,000;

(j)	other than in the Ordinary Course or as required by applicable Law, amend or modify, or terminate or waive any right under, any Material Contract or enter into any contract or agreement that would be a Material Contract if in effect on the date hereof, except where same would not individually or in the aggregate have a Material Adverse Effect;

(k)	in respect of any WinView Business Assets, waive, release, surrender, abandon, let lapse, grant or transfer any material right or amend, modify or change, or agree to amend, modify or change, any existing material Authorization, right to use, lease or contract other than in the Ordinary Course, as required by applicable Law, or where same would not individually or in the aggregate have a Material Adverse Effect;

(l)	amend, modify or terminate, cancel or let lapse any material insurance (or re-insurance) policy of WinView in effect on the date of this Agreement, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policies are in full force and effect;

(m)	prepay any indebtedness before its scheduled maturity, or increase, create, incur, assume or otherwise become liable for any indebtedness for borrowed money or guarantees thereof, other than in the Ordinary Course; provided, however, that notwithstanding any provision of this Section 5.2, WinView may issue indebtedness for borrowed money on the same terms as its existing indebtedness if such indebtedness will be repaid with WinView Consideration Shares on Closing;

(n)	make any loan or advance to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any Person;

(o)	other than in the Ordinary Course, enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments;

(p)	settle or compromise any Tax claim, assessment, reassessment or liability, enter into any agreement with a Governmental Entity with respect to Taxes, surrender any right to claim a Tax abatement, reduction, deduction, exemption, credit or refund, consent to the extension or waiver of the limitation period applicable to any Tax matter or amend or change any of its methods of reporting income, deductions or accounting for income Tax purposes except as may be required by Law;

(q)	make any change in WinView’s methods of accounting, except as required by concurrent changes in U.S. GAAP or IFRS;

(r)	grant any increase in the rate of wages, salaries, bonuses or other remuneration of any WinView employee or independent contractor or make any bonus or profit sharing distribution or similar payment of any kind, except as may be made in the Ordinary Course;

(s)	(i) adopt, enter into or materially amend any Employee Plan; (ii) pay any benefit to any director or officer of WinView or to any WinView employee that is not required under the terms of any Employee Plan in effect on the date of this Agreement; (iii) grant, accelerate, increase or otherwise amend any payment, award or other benefit payable to, or for the benefit of, any director or officer of WinView or to any WinView employee; (iv) make any determination under any Employee Plan that is not in the Ordinary Course; or (v) take or propose any action to effect any of the foregoing;

(t)	cancel, waive, release, assign, settle or compromise any material claims or rights or take any action or fail to take any action that would result in termination of any material claims or rights;

(u)	other than in connection with any patent in the WinView Patent Portfolio, commence, waive, release, assign, settle, compromise or settle any litigation, proceeding or governmental investigation relating to the assets or the business of WinView in excess of an aggregate amount of $100,000 other than amounts or liabilities disclosed in the WinView Filings which are resolved for an amount equal to or less than the amount disclosed, or which could reasonably be expected to impede, prevent or delay the consummation of the transaction contemplated by this Agreement;

(v)	other than with any Person who is a party to a WinView Consulting Agreement, enter into any Contract with a Person that does not deal at arm’s length with WinView within the meaning of the Internal Revenue Code of 1986, as amended;

(w)	enter into or amend any Contract with any broker, finder or investment banker; or

(x)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

(3)	WinView shall forthwith notify Torque and Frankly in writing of:

(a)	any Material Adverse Effect; or

(b)	any material penalty, filing, action, suit, claim, investigation, audit inquiry, assessment or proceeding commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting WinView.

Section 5.3 Conduct of Business of Torque

(1)	Torque covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (i) with the express prior written consent of Frankly and WinView, each acting reasonably, or (ii) as required or permitted by this Agreement, Torque shall, and shall cause its Subsidiaries to, conduct their business in the Ordinary Course, and Torque shall use commercially reasonable efforts to maintain and preserve its and its Subsidiaries’ business organization, assets (including, for greater certainty, Torque Business Assets), goodwill and business relationships with other Persons with which Torque or any of its Subsidiaries have business relations.

(2)	Without limiting the generality of Section 5.3(1), Torque covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (i) with the express prior written consent of Frankly and WinView, each acting reasonably, or (ii) as required or permitted by this Agreement, Torque shall not, and Torque shall not permit any of its Subsidiaries to, directly or indirectly:

(a)	amend its Constating Documents or, in the case of any Subsidiary which is not a corporation, its similar organizational documents;

(b)	split, combine, consolidate or reclassify any shares of its capital stock or declare, set aside or pay any dividend or other distribution thereon (whether in cash, stock or property or any combination thereof), or amend or modify any term of any outstanding debt security;

(c)	redeem, purchase, or otherwise acquire or offer to redeem, purchase or otherwise acquire any shares of its capital stock or any of its outstanding securities (except as a result of the exercise or conversion of existing securities of Torque (it being understood that no consent from Frankly or WinView shall be required in connection with such exercises or conversions));

(d)	except as disclosed in Section 5.3 of the Torque Disclosure Letter, issue, deliver, sell, pledge or otherwise encumber, or authorize the issuance, delivery, sale, pledge or other encumbrance of any shares of its capital stock or other equity or voting interests (including issued Torque Shares held by Torque in treasury), or any options, warrants or similar rights or convertible securities exercisable or exchangeable for or convertible into such capital stock or other equity or voting interests, or any stock appreciation rights, phantom stock awards or other rights that are linked to the price or the value of Torque Shares (except for the issuance or sale of Torque Shares as a result of any exercise or conversion of outstanding securities of Torque (it being understood that no consent from Frankly or WinView shall be required for any issuance or sale that results from such exercises or conversions));

(e)	reduce its stated capital or reorganize, arrange, restructure, amalgamate or merge with any Person;

(f)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of Torque or any of its Subsidiaries;

(g)	except as disclosed in Section 5.3 of the Torque Disclosure Letter and other than in the Ordinary Course, acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, assets, securities, properties, interests or businesses having a cost, on a per transaction or series of related transactions basis, in excess of $25,000 and subject to a maximum of $50,000 for all such transactions;

(h)	sell, pledge, lease, dispose of, lose the right to use, mortgage, license, encumber (other than a Permitted Lien) or otherwise transfer any assets of Torque or of any of its Subsidiaries or any interest in any assets of Torque and its Subsidiaries having a value greater than $25,000 individually and subject to a maximum of $50,000 in the aggregate, other than assets sold in the Ordinary Course;

(i)	other than as incurred in connection with this Agreement and the transactions contemplated herein, and other than in the Ordinary Course or to ensure the maintenance of Torque’s current level and standard of operations, make any capital expenditure or commitment to do so which, individually exceeds $25,000 or in the aggregate exceeds $50,000;

(j)	other than in the Ordinary Course or as required by applicable Law, amend or modify, or terminate or waive any right under, any Material Contract or enter into any contract or agreement that would be a Material Contract if in effect on the date hereof, except where same would not individually or in the aggregate have a Material Adverse Effect;

(k)	in respect of any Torque Business Assets, waive, release, surrender, abandon, let lapse, grant or transfer any material right or amend, modify or change, or agree to amend, modify or change, any existing material Authorization, right to use, lease or contract other than in the Ordinary Course, as required by applicable Law or where same would not individually or in the aggregate have a Material Adverse Effect;

(l)	amend, modify or terminate, cancel or let lapse any material insurance (or re-insurance) policy of Torque or any Subsidiary in effect on the date of this Agreement, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policies are in full force and effect;

(m)	prepay any indebtedness before its scheduled maturity, or increase, create, incur, assume or otherwise become liable for any indebtedness for borrowed money or guarantees thereof, other than in the Ordinary Course;

(n)	make any loan or advance to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any Person other than advances and capital contributions to wholly-owned Subsidiaries of Torque in the Ordinary Course;

(o)	other than in the Ordinary Course, enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments;

(p)	settle or compromise any Tax claim, assessment, reassessment or liability, enter into any agreement with a Governmental Entity with respect to Taxes, surrender any right to claim a Tax abatement, reduction, deduction, exemption, credit or refund, consent to the extension or waiver of the limitation period applicable to any Tax matter or amend or change any of its methods of reporting income, deductions or accounting for income Tax purposes except as may be required by Law;

(q)	make any change in Torque’s methods of accounting, except as required by concurrent changes in IFRS;

(r)	grant any increase in the rate of wages, salaries, bonuses or other remuneration of any Torque employee or independent contractor or make any bonus or profit sharing distribution or similar payment of any kind, except as may be made in the Ordinary Course;

(s)	(i) adopt, enter into or amend any Employee Plan; (ii) pay any benefit to any director or officer of Torque or any of its Subsidiaries or to any Torque employee that is not required under the terms of any Employee Plan in effect on the date of this Agreement; (iii) grant, accelerate, increase or otherwise amend any payment, award or other benefit payable to, or for the benefit of, any director or officer of Torque or any of its Subsidiaries or to any Torque employee; (iv) make any determination under any Employee Plan that is not in the Ordinary Course; or (v) take or propose any action to effect any of the foregoing;

(t)	cancel, waive, release, assign, settle or compromise any material claims or rights or take any action or fail to take any action that would result in termination of any material claims or rights;

(u)	commence, waive, release, assign, settle, compromise or settle any litigation, proceeding or governmental investigation relating to the assets or the business of Torque in excess of an aggregate amount of $100,000 other than amounts or liabilities disclosed in the Torque Filings which are resolved for an amount equal to or less than the amount disclosed, or which could reasonably be expected to impede, prevent or delay the consummation of the transaction contemplated by this Agreement;

(v)	enter into any Contract with a Person (other than a wholly-owned Subsidiary of Torque) that does not deal at arm’s length with Torque within the meaning of the Tax Act;

(w)	enter into or amend any Contract with any broker, finder or investment banker; or

(x)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

(3)	Torque shall forthwith notify Frankly and WinView in writing of:

(a)	any Material Adverse Effect; or

(b)	any material penalty, filing, action, suit, claim, investigation, audit inquiry, assessment or proceeding commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting Torque or its Subsidiaries.

Section 5.4 Regarding the Transaction

(1)	Subject to the terms and conditions of this Agreement, Frankly shall, and shall cause its Subsidiaries to, perform all obligations required to be performed by Frankly or any of its Subsidiaries under this Agreement, cooperate with Torque and WinView in connection therewith, and do all such other commercially reasonable acts and things as may be necessary or desirable to consummate and make effective, as soon as reasonably practicable, the Transaction and, without limiting the generality of the foregoing, Frankly shall and, where appropriate, shall cause each of its Subsidiaries to:

(a)	use its commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (i) necessary or advisable under its Material Contracts in connection with the Frankly Arrangement or (ii) required in order to maintain its Material Contracts in full force and effect following completion of the Frankly Arrangement, in each case, on terms that are reasonably satisfactory to Torque and WinView, each acting reasonably, and without paying, and without committing itself or Torque or WinView to pay, any consideration or incur any liability or obligation without the prior written consent of Torque and WinView, each acting reasonably;

(b)	prepare and file, as promptly as practicable, all necessary documents, registrations, statements, petitions, filings and applications for the Regulatory Approvals required to be obtained by Frankly or any of its Subsidiaries and using its commercially reasonable efforts to obtain and maintain all such Regulatory Approvals, and providing or submitting all documentation and information that is required, or in the reasonable opinion of Torque and WinView, advisable, in connection with obtaining such Regulatory Approvals;

(c)	use its commercially reasonable efforts to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Frankly Arrangement and use its commercially reasonable efforts to defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Frankly Arrangement or this Agreement;

(d)	carry out the terms of the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement and the Frankly Arrangement;

(e)	not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Transaction;

(f)	comply with TSX-V requirements relevant to this Agreement; and

(g)	use its commercially reasonable efforts to satisfy all conditions precedent set forth in Section 7.1, Section 7.2, and Section 7.4 of this Agreement to the extent such conditions precedent are in respect of Frankly.

(2)	Subject to the terms and conditions of this Agreement, WinView shall perform all obligations required to be performed by WinView under this Agreement, cooperate with Torque and Frankly in connection therewith, and do all such other commercially reasonable acts and things as may be necessary or desirable to consummate and make effective, as soon as reasonably practicable, this Agreement and, without limiting the generality of the foregoing, WinView shall:

(a)	use its commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (i) necessary or advisable under its Material Contracts in connection with the WinView Merger or (ii) required in order to maintain its Material Contracts in full force and effect following completion of the WinView Merger, in each case, on terms that are reasonably satisfactory to Torque and Frankly, each acting reasonably, and without paying, and without committing itself or Torque or Frankly to pay, any consideration or incur any liability or obligation without the prior written consent of Torque and Frankly, each acting reasonably;

(b)	prepare and file, as promptly as practicable, all necessary documents, registrations, statements, petitions, filings and applications for the Regulatory Approvals required to be obtained by WinView and use its commercially reasonable efforts to obtain and maintain all such Regulatory Approvals, and provide or submit all documentation and information that is required, or in the reasonable opinion of Torque and Frankly, advisable, in connection with obtaining such Regulatory Approvals;

(c)	use its commercially reasonable efforts to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the WinView Merger and use its commercially reasonable efforts to defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the WinView Merger or this Agreement;

(d)	comply promptly with all requirements imposed by Law on it with respect to this Agreement and the WinView Merger;

(e)	not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement, or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Transaction;

(f)	use its commercially reasonable efforts to satisfy all conditions precedent set forth in Section 7.1, Section 7.2 and Section 7.3 of this Agreement to the extent that such conditions precedent are in respect of WinView; and

(g)	use its commercially reasonable efforts to obtain the Required WinView Noteholder Consent.

(3)	Subject to the terms and conditions of this Agreement, Torque shall, and shall cause its Subsidiaries to, perform all obligations required to be performed by Torque or any of its Subsidiaries under this Agreement, cooperate with Frankly and WinView in connection therewith, and do all such other commercially reasonable acts and things as may be necessary or desirable to consummate and make effective, as soon as reasonably practicable, the Transaction and, without limiting the generality of the foregoing, Torque shall and, where appropriate, shall cause each of its Subsidiaries to:

(a)	use its commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (i) necessary or advisable under its Material Contracts in connection with the Transaction or (ii) required in order to maintain its Material Contracts in full force and effect following completion of the Transaction, in each case, on terms that are reasonably satisfactory to Frankly and WinView, each acting reasonably, and without paying, and without committing itself or Frankly or WinView to pay, any consideration or incur any liability or obligation without the prior written consent of Frankly and WinView, each acting reasonably;

(b)	prepare and file, as promptly as practicable, all necessary documents, registrations, statements, petitions, filings and applications for the Regulatory Approvals required to be obtained by Torque or any of its Subsidiaries and using its commercially reasonable efforts to obtain and maintain all such Regulatory Approvals, and providing or submitting all documentation and information that is required, or in the reasonable opinion of Frankly and WinView, advisable, in connection with obtaining such Regulatory Approvals;

(c)	use its commercially reasonable efforts to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Transaction and use its commercially reasonable efforts to defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Transaction or this Agreement;

(d)	carry out the terms of the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement and the Transaction;

(e)	not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Transaction;

(f)	on or before the Effective Date reserve a sufficient number of Consideration Shares to be issued upon completion of the Transaction and Torque Shares to be issued upon the exercise, vesting or conversion from time to time of the Frankly Options, Frankly RSUs and Frankly Warrants;

(g)	apply for and use commercially reasonable efforts to obtain conditional listing approval of the TSX-V for the Consideration Shares to be issued upon completion of the Transaction and for the Torque Shares to be issued upon the exercise, vesting or conversion from time to time of the Frankly Options, Frankly RSUs and Frankly Warrants, subject only to the satisfaction of customary conditions required by the TSX-V;

(h)	comply with TSX-V requirements relevant to this Agreement; and

(i)	use its commercially reasonable efforts to satisfy all conditions precedent set forth in Section 7.1, Section 7.3 and Section 7.4 of this Agreement.

(4)	Each of the Parties shall promptly, and in any event within two (2) Business Days of each of the following, notify the other Parties of:

(a)	any notice or other communication from any Person alleging (i) that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Transaction, or (ii) that such Person is terminating or may terminate or is otherwise materially adversely modifying or may materially adversely modify its relationship with the Party as a result of this Agreement or the Transaction; and

(b)	any notice or other communication from any Governmental Entity in connection with this Agreement (and such Party shall contemporaneously provide a copy of any such written notice or communication to the other Party).

Section 5.5 Access to Information; Confidentiality

(1)	Subject to Law, each Party shall, and shall cause its Subsidiaries to: (a) give the other Parties and their representatives upon reasonable notice, reasonable access during normal business hours to their: (i) premises, (ii) property and assets (including all books and records, whether retained internally or otherwise), (iii) Contracts, and (iv) senior personnel, so long as the access does not unduly interfere with the Ordinary Course conduct of the business of such other Party or its Subsidiaries; and (b) give the other Parties copies of all management reports, reports or presentations to its board of directors relating to its or its Subsidiaries’ financial condition and operations, and such other financial and operating data or other information with respect to the assets or business of it or its Subsidiaries as such other Parties from time to time reasonably requests.

(2)	Investigations made by or on behalf of a Party, whether under this Section 5.5 or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by the a Party in this Agreement.

(3)	Notwithstanding this Section 5.5 or any other provision of this Agreement, a Party shall not be obligated to provide access to, or to disclose, any information to another Party if such first Party reasonably determines that such access or disclosure would jeopardize any privilege claim by such first Party or any of its Subsidiaries or interfere unreasonably with the conduct of the business of the first Party and its Subsidiaries or require any action by the first Party outside of normal business hours.

(4)	As used in this Section 5.5, “Confidential Information” means any and all technical and non-technical information provided by one Party to another, including but not limited to information regarding (a) patent and patent applications, (b) trade secrets, and (c) proprietary information, mask works, ideas, samples, media, techniques, sketches, drawings, works of authorship, models, inventions, know-how, processes, apparatuses, equipment, algorithms, software programs, software source documents, and formulae related to the current, future, and proposed products and services of each of the Parties, and including, without limitation, their respective information concerning research, experimental work, development, design details and specifications, engineering, financial information, procurement requirements, purchasing, manufacturing, customer lists, investors, employees, business and contractual relationships, business forecasts, sales and merchandising, marketing plans and information the Party disclosing information (the “Disclosing Party”) provides regarding third parties.

(5)	Each Party agrees that at all times and notwithstanding any termination or expiration of this Agreement it will hold in strict confidence and not disclose to any third party Confidential Information of the others, except as approved in writing by the applicable other Party to this Agreement, and will use the Confidential Information for no purpose other than in connection with transactions contemplated by this Agreement. Notwithstanding the above, a Party to whom Confidential Information was disclosed (the “Recipient”) shall not be in violation of this Section 5.5(5) with regard to a disclosure that was in response to a valid order by a court or other governmental body, or pursuant to rules and regulations of any stock exchange in which securities of the Recipient or its representatives may be traded from time to time, provided that the Recipient provides the applicable other Party with prior written notice of such disclosure in order to permit the applicable other Party to seek confidential treatment of such information and the Recipient or its representatives only furnish that portion of the Confidential Information which, in the judgment of Recipient’s counsel, Recipient is required to disclose. Expressly subject to Section 5.5(7), any Confidential Information disclosed pursuant to this Section 5.5(5) shall remain treated as Confidential Information under this Agreement in all other respects. Each Party shall only permit access to Confidential Information of the other Parties to those of its employees or authorized representatives having a need to know and who have signed confidentiality agreements or are otherwise bound by confidentiality obligations at least as restrictive as those contained herein. Each Party shall immediately notify the others in the event of any loss or unauthorized disclosure of any Confidential Information of the applicable other Party.

(6)	Each Party’s obligations under this Agreement with respect to any portion of another Party’s Confidential Information shall terminate when the Recipient can document that: (a) it was in the public domain at the time it was communicated to the Recipient by the applicable other Party; (b) it entered the public domain subsequent to the time it was communicated to the Recipient by the applicable other Party through no fault of the Recipient; (c) it was in the Recipient’s possession free of any obligation of confidence at the time it was communicated to the Recipient by the applicable other Party; (d) the Recipient has independently developed it without using the applicable other Party’s Confidential Information or breaching this Agreement; (e) it was rightfully communicated to the Recipient free of any obligation of confidence subsequent to the time it was communicated to the Recipient by the applicable other Party; or (f) it was communicated by the applicable other Party to a third party free of any obligation of confidence.

(7)	Upon termination or expiration of this Agreement, or upon written request of another party, each Party shall promptly return to the other all documents, notes and other tangible materials representing the other’s Confidential Information and all copies thereof. A Recipient will not be required to return or destroy archive copies of the Confidential Information made in connection with automatic backup procedures, whether such copies are in original form or not. Such copies will be destroyed upon the normal expiration of backup files.

(8)	The Parties recognize and agree that nothing contained in this Agreement shall be construed as granting any property rights, by license or otherwise, to any Confidential Information of the other Parties disclosed pursuant to this Agreement, or to any invention or any patent, copyright, trademark, or other intellectual property right that has issued or that may issue, based on such Confidential Information. None of the Parties shall make, have made, use or sell for any purpose any product or other item using, incorporating or derived from any Confidential Information of the other Parties.

(9)	Confidential Information shall not be reproduced in any form except as required to accomplish the intent of this Agreement. Any reproduction of any Confidential Information of another Party by any Party shall remain the property of the Disclosing Party and shall contain any and all confidential or proprietary notices or legends that appear on the original, unless otherwise authorized in writing by the applicable other party.

Section 5.6 Public Communications

The Parties shall consult with each other in issuing any press release or otherwise making any public announcement or statement concerning the transactions contemplated hereby and shall issue a joint press release promptly following the execution of this Agreement, the text and timing of the announcement to be approved by the other Parties in advance, acting reasonably. The Parties shall co-operate in the preparation of presentations, if any, to Frankly Shareholders regarding the Frankly Arrangement and to WinView Securityholders regarding the WinView Merger. A Party must not issue any press release or make any other public statement or disclosure with respect to this Agreement or the Transaction without the consent of the other Parties (which consent shall not be unreasonably withheld or delayed), and a Party must not make any filing with any Governmental Entity with respect to this Agreement or the Transaction without the consent of the other Parties (which consent shall not be unreasonably withheld or delayed); provided that any Party that is required to make disclosure by Law shall use its commercially reasonable efforts to give the other Parties prior oral or written notice and a reasonable opportunity to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing). The Party making such disclosure shall give reasonable consideration to any comments made by the other Parties or their counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure or filing.

Section 5.7 Notice and Cure Provisions

(1)	Each Party shall promptly notify the other Parties of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(a)	cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any respect at any time from the date of this Agreement to the Effective Time;

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement; or

(c)	result in the failure to satisfy any of the conditions precedent in favour of the other Parties hereto contained in Section 7.1, Section 7.2, Section 7.3 and Section 7.4, as the case may be.

(2)	Notification provided under this Section 5.7 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(3)	Torque may not elect to exercise its right to terminate this Agreement pursuant to Section 8.2(1)(e)(i) or Section 8.2(1)(e)(ii), Frankly may not elect to exercise its right to terminate this Agreement pursuant to Section 8.2(1)(c)(i) or Section 8.2(1)(c)(ii), and WinView may not elect to exercise its right to terminate this Agreement pursuant to Section 8.2(1)(d)(i) or Section 8.2(1)(d)(ii), unless the Party seeking to terminate the Agreement (the “Terminating Party”) has delivered a written notice (“Termination Notice”) to the other Party and the breaching Party (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for the non-fulfillment of the applicable condition precedent or for termination, as applicable. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date (with any intentional breach being deemed to be incurable), the Terminating Party may not exercise such termination right until the earlier of (a) the Outside Date, and (b) if such matter has not been cured by the date that is 10 Business Days following receipt of such Termination Notice by the Breaching Party, such date. If the Terminating Party delivers a Termination Notice prior to the date of the Frankly Meeting and the WinView Meeting, unless the Parties agree otherwise, (i) Frankly shall, to the extent permitted by Law, postpone or adjourn the Frankly Meeting to the earlier of (a) five (5) Business Days prior to the Outside Date and (b) the date that is 10 Business Days following receipt of such Termination Notice by the Breaching Party and (ii) WinView shall, to the extent permitted by Law, postpone or adjourn the WinView Meeting to the earlier of (a) five (5) Business Days prior to the Outside Date and (b) the date that is 10 Business Days following receipt of such Termination Notice by the Breaching Party. If such notice has been delivered prior to the making of the application for the Final Order, such application shall be postponed until the expiry of such period. For greater certainty, in the event that such matter is cured within the time period referred to herein, without a Material Adverse Effect, this Agreement may not be terminated as a result of such matter.

(4)	If no notice has been sent by either Party pursuant to this Section 5.7 prior to the Effective Time, the conditions precedent set out in Section 7.1, Section 7.2, Section 7.3 and Section 7.4 hereof shall be conclusively deemed to have been satisfied, fulfilled or waived as of the Effective Time.

Section 5.8 Insurance and Indemnification

(1)	Prior to the Effective Date, Frankly may, in its discretion, purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Frankly and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and Torque shall, or shall cause Frankly and its Subsidiaries to maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date; provided that Torque shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policies shall not exceed 300% of Frankly’s current annual aggregate premium for policies currently maintained by Frankly or its Subsidiaries.

(2)	Prior to the Effective Date, WinView may, in its discretion, purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by WinView which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and Torque shall, or shall cause the Surviving Corporation to, maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date; provided that Torque shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policies shall not exceed 300% of WinView’s current annual aggregate premium for policies currently maintained by WinView.

(3)	Torque shall, following the Effective Date, cause Frankly to honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of Frankly and its Subsidiaries to the extent that they are (i) included in the Constating Documents of Frankly or any of its Subsidiaries, or (ii) disclosed in Section 5.8(3) of the Frankly Disclosure Letter, and acknowledges that such rights under both (i) and (ii) shall survive the completion of the Transaction and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years from the Effective Date.

(4)	Torque shall, following the Effective Date, cause the Surviving Corporation to honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of WinView to the extent that they are (i) included in the Constating Documents of WinView, or (ii) included in the WinView Filings, and acknowledges that such rights under both (i) and (ii) shall survive the completion of the Transaction and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years from the Effective Date.

(5)	Torque shall, from and after the Effective Date, maintain in effect directors’ and officers’ liability insurance and fiduciary liability insurance in respect of acts or omissions by the Indemnified Parties in connection with any Indemnified Party’s service as an officer, director, chairman of the board or other fiduciary of WinView, Frankly or Torque for a period of not less than six (6) years from the date that such Indemnified Party no longer serves as an officer, director or other fiduciary of WinView, Frankly or Torque.

(6)	Torque shall, from and after the Effective Date, to the fullest extent permitted by applicable Law, indemnify and hold harmless each of the current and former directors and officers of WinView and Frankly (each, an “Indemnified Party” and, collectively, the “Indemnified Parties”) from and against, and shall compensate and reimburse the Indemnified Parties for (including advancing expenses in the case of any litigation), any loss, damage, injury, claim, demand, settlement, judgment, award, fine, penalty, tax, fee (including reasonable attorneys’ fees), charge, cost (including costs of investigation) or expense of any nature (collectively, “Damages”) which are directly or indirectly suffered or incurred by any Indemnified Party, or to which any Indemnified Party may otherwise directly or indirectly become subject (regardless of whether or not such Damages relate to any third party claim) and which arise directly or indirectly from or as a result of, or are directly or indirectly connected with, acts or omissions by such Indemnified Party in connection with his or her service as an officer, director, chairman of the board or other fiduciary of WinView or Frankly, including the negotiation or consummation of this Agreement or the Transaction.

(7)	Torque shall (i) for a period of twelve (12) months following the Effective Date, provide base compensation and employment benefits to continuing Frankly and WinView employees that are no less favourable, in the aggregate, than the base compensation and employee benefits that Torque provides to its similarly situated employees, and (ii) grant service credit to continuing Frankly and WinView employees in respect of their Frankly and WinView employment for purposes of eligibility to participate in, and vesting under, Torque plans.

(8)	Torque shall, from and after the Effective Date, cause the Surviving Corporation to perform all of its obligations under each WinView Consulting Agreement.

(9)	If Frankly or any of its Subsidiaries or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not a continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, Torque shall ensure that any such successor or assign (including, as applicable, any acquirer of substantially all of the properties and assets of Frankly or its Subsidiaries) assumes all of Frankly’s obligations set forth in this Section 5.8.

(10)	Torque shall act as agent and trustee of the benefits of the foregoing for the current and former directors and officers of Frankly for the purpose of Section 5.8(3). This Section 5.8 shall survive the execution and delivery of this Agreement and the completion of the Transaction and shall be enforceable against Torque by the Persons described in Section 5.8(3).

(11)	Torque shall act as agent and trustee of the benefits of the foregoing for the current and former directors and officers of WinView for the purpose of Section 5.8(4). This Section 5.8 shall survive the execution and delivery of this Agreement and the completion of the Transaction and shall be enforceable against Torque by the Persons described in Section 5.8(4).

Section 5.9 Contingent Consideration

(1)	Following the Effective Date, Torque shall or shall cause the Surviving Corporation to (i) pay the Contingent Consideration to the WinView Securityholders on a quarterly basis and (ii) use commercially reasonable efforts to maximize the Contingent Consideration. In the event that, a Takeback Triggering Event (as defined below) occurs, the Surviving Corporation shall notify the WinView Securityholder Representative of such circumstances, and if so requested by the WinView Securityholder Representative, Torque shall cause the Surviving Corporation to, transfer legal title to any such patent family to an entity designated in writing by the WinView Majority Holders for the purposes of enabling the continued enforcement of such claims (such entity, the “Receiving Entity”) if the Receiving Entity has agreed in writing to (1) assume Torque’s obligation under this Agreement to pay (or cause to be paid) the Contingent Consideration to the WinView Securityholders in accordance with Article 3 and the first sentence of this Section 5.9(1), (2) pay to Torque or the Surviving Corporation, as applicable, 50% of the license fees and recoveries resulting from any actions taken by or on behalf of the Receiving Entity to enforce such patents against third-party infringers, after deduction, on a pari passu basis, of the actual third party legal fees and expenses incurred in connection with such enforcement actions, and (3) reimbursement to the Surviving Corporation of the remaining balance, if any, of the WinView Accounts Payable Liabilities that has not been recouped from proceeds of the WinView Patent Portfolio. To the extent the Receiving Entity ceases pursuing or enforcing such claims (including as a result of the expiration of such applicable patents), it shall, if requested by Torque, transfer legal title to any applicable patent family to an entity designated in writing by Torque. To the extent Torque requests any arrangements be established with respect to the transfer of legal title of such patent families to the Receiving Entity in order for it to continue to operate in a manner similar to its operation prior to such transfer (including, by way of illustration, the institution of a royalty free license of such patents from the Receiving Entity to Torque), such parties shall consider such arrangements in good faith and enter into such arrangements to the extent not materially adverse to the interests of either party. For the purposes of this Agreement, a “Takeback Triggering Event” shall mean any of (a) Torque directly or indirectly taking affirmative steps resulting in the likely or actual cessation of the efforts to prosecute, enforce or similar actions to monetize one or more patent families in the WinView Patent Portfolio (the “Enforcement Efforts”), and such steps are not being taken upon the advice of counsel principally responsible for such enforcement (“Enforcement Counsel”) as a result of such counsel’s determination that such enforcement is no longer commercially feasible, (b) the Enforcement Efforts ceasing or being materially hampered, or becoming reasonably likely to cease or be materially hampered, as a result of any failure of Torque or its Subsidiaries (including the Surviving Corporation) to pay any expenses of Enforcement Counsel which either (x) are currently contemplated by Torque (including the applicable expenses disclosed in the WinView Disclosure Letter) during the 6 month period following Closing or (y) occur following the 6 month anniversary of Closing, (c) a Torque Insolvency Event (as defined below) occurs or (d) so long as the Enforcement Efforts remain commercially feasible, Enforcement Counsel being no longer able or willing to continue undertaking the Enforcement Efforts and Torque being unable or unwilling to engage reasonably satisfactory replacement Enforcement Counsel. A “Torque Insolvency Event” shall mean the earlier to occur of (x) Torque or any of its Subsidiaries primarily responsible for the Enforcement Efforts filing a petition for, or having an order for relief or approval approved with respect to, insolvency, bankruptcy, liquidation or any similar state or (y) Torque delivering notice of the occurrence or likely occurrence of the same to the WinView Securityholder Representative (which Torque shall be obligated to provide to the WinView Securityholder Representative no later than 3 months prior to the date such event is more likely than not to occur, to the extent such date is known by or reasonably believed by Torque). Prior to the Closing, WinView and Torque shall mutually agree on terms pursuant to which the Receiving Entity will grant Torque a “covenant not to sue” with respect to any patents in the WinView Patent Portfolio assigned pursuant to this Section 5.9, (a) which covenant shall be effective against the Receiving Entity with respect to such patents following the assignment of such thereto, (b) which covenant shall be personal to Torque and not assignable or transferable, directly or indirectly, in whole or in part and (c) the granting or effectiveness of which would not be materially adverse to the Enforcement Efforts. For the avoidance of doubt, the intent of the parties with respect to the preceding sentence is to permit Torque to continue to enjoy the benefits of its rights prior to such assignment and to enable both Torque and the Winview Securityholders to enjoy the benefits of the continuing Enforcement Efforts following such assignment, to the extent possible.

(2)	Commencing in the first fiscal quarter after the quarter in which the Closing occurred and continuing for so long as Torque owns the relevant patents and the enforcement and monetization of the rights related thereto continues (the “Enforcement Period”), Torque shall (or shall cause the Surviving Corporation to), within 30 days after the end of each fiscal quarter, send to the WinView Securityholder Representative a reasonably detailed summary of any Update Information (as defined below) and shall disclose the aggregate amount of the Contingent Consideration (if any) payable to the applicable WinView Securityholders as of the date thereof (each such report, an “Update Report”), along with reasonable supporting detail. For the purposes of this Agreement “Update Information” shall mean both (i) any material, non-public information provided by any applicable agent of Torque (including Enforcement Counsel) to Torque in respect of the Enforcement Efforts, and any progress or impediments relating thereto and/or (ii) any other information of which Torque is aware with respect to such efforts which would constitute a material deviation from, or progress with respect to, the plan to prosecute, enforce or take similar actions of which the parties are aware as of the date hereof; provided that Update Information shall not be required to include any information such that the disclosure thereof would result in a waiver of attorney-client privilege with respect thereto, in which event the Update Information shall include all and only the information able to be provided without resulting in such waiver. In addition, Torque shall and shall cause the Surviving Corporation to permit the WinView Securityholder Representative to receive updates on the status of such efforts from Enforcement Counsel to the extent as would not result in a waiver of attorney-client privilege.

(3)	During the Enforcement Period, once per fiscal year in a regularly scheduled meeting and once per fiscal year at the WinView Securityholder Representative’s request, representatives of Torque shall meet (either in person at Torque’s headquarters or as otherwise agreed) with the WinView Securityholder Representative and/or its designees to discuss the Update Report and/or any other matters relating to the Contingent Consideration (each such meeting, an “Update Meeting”). Torque shall make available for each such Update Meeting a representative of Torque or the Surviving Corporation with direct, overall managerial responsibility for the WinView Patent Portfolio and such other of its employees and representatives of Torque and/or its Affiliates as Torque may reasonably deem appropriate or that the WinView Securityholder Representative and/or its designees may reasonably request, who will respond to reasonable inquiries of the WinView Securityholder Representative and/or its designees regarding the applicable Update Report.

(4)	During the Enforcement Period, Torque shall (or shall cause the Surviving Corporation to) make available to the WinView Securityholder Representative and/or its designees all information concerning the WinView Patent Portfolio and the Contingent Consideration as the WinView Securityholder Representative may reasonably request; provided that neither Torque nor the Surviving Corporation shall be required to provide such access or furnish such information if Torque or the Surviving Corporation in good faith reasonably believes that doing so would reasonably be expected to (i) breach or violate any applicable Law relating to the exchange of information, (ii) result in the loss of attorney-client privilege or attorney work product privilege or (iii) violate any confidentiality obligation with respect to such information; provided, further, that the parties agree to collaborate in good faith to make alternative arrangements to allow for such access or disclosure in a manner that does not result in the events set out in clauses (i), (ii) or (iii) of this Section 5.9(4).

(5)	The WinView Securityholder Representative shall be authorized to act on behalf of the WinView Securityholders in connection with the matters set forth in this Section 5.9.

(6)	If Torque, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not a continuing or surviving corporation or entity of such consolidation or merger (and in the case of the Surviving Corporation, continues to be owned by Torque), or (ii) transfers all or substantially all of its properties and assets or the WinView Patent Portfolio to any Person, Torque shall ensure that any such successor or assign (including, as applicable, any acquirer of such assets) assumes all of Torque’s and the Surviving Corporation’s obligations set forth in Section 5.8 and this Section 5.9 (and thereafter Torque shall not be responsible for fulfilling such obligations so long as such transferee remains capable of doing so). For the avoidance of doubt, the foregoing shall not limit the obligation of any party to this Agreement, and notwithstanding the foregoing so long as the WinView Patent Portfolio remains enforceable none of Torque, the Surviving Corporation or their successor or assigns shall transfer any material portion of the WinView Patent Porfolio without the prior written consent of the WinView Securityholder Representative (not to be unreasonably withheld).

Article 6

additional cOVENANTS regarding non-solicitation

Section 6.1 Non-Solicitation by Frankly

(1)	Except as expressly provided in this Article 6, Frankly will not, directly or indirectly, through any officer, director, employee, representative (including any financial or other adviser) or an agent of it or any of its respective Subsidiaries (collectively “Frankly Representatives”, which for greater certainty does not include a shareholder of Frankly who is not otherwise an officer, director, employee, representative (including any financial or other adviser) or an agent of Frankly or any of its respective Subsidiaries), or otherwise, and shall not permit any such Person to:

(a)	solicit, initiate, knowingly facilitate, encourage or promote (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of Frankly or any Subsidiary or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)	enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than Torque and WinView or any of their affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, it being acknowledged and agreed that Frankly may communicate with any Person for purposes of advising such Person of the restrictions in this Agreement and also advising such Person that their Acquisition Proposal does not constitute a Superior Proposal or is not reasonably expected to constitute or lead to a Superior Proposal; or

(c)	enter into or publicly propose to enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement permitted by and in accordance with Section 6.3).

(2)	Except as expressly provided in this Article 6, Frankly shall not, directly or indirectly, through any Frankly Representative or otherwise, and shall not permit any such Person to accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any publicly announced or otherwise publicly disclosed Acquisition Proposal in respect of Frankly (it being understood that taking no position or a neutral position with respect to a publicly announced or otherwise publicly disclosed Acquisition Proposal in respect of Frankly for a period of no more than five (5) Business Days following the announcement or disclosure of such Acquisition Proposal will not be considered to be in violation of this Section 6.1 provided the Frankly Board has rejected such Acquisition Proposal and affirmed its intention to proceed with the Transaction before the end of such five (5) Business Day period).

(3)	Frankly shall, and shall cause its Subsidiaries and its Frankly Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of this Agreement with any Person (other than Torque and WinView and their affiliates) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection with such termination shall no longer provide access to any data room or provide any new disclosure of information, or access to properties, facilities, books and records of Frankly or any of its Subsidiaries outside the Ordinary Course.

Section 6.2 Frankly Notification of Acquisition Proposals

(1)	If Frankly or any of its Subsidiaries, or any of their respective Frankly Representatives, receives, or otherwise becomes aware of, any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or receives any request for copies of, access to, or disclosure of, confidential information that is made, or that may reasonably be perceived to be made, in connection with an Acquisition Proposal, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of Frankly or any of its Subsidiaries, Frankly shall immediately notify Torque and WinView, at first orally, and then promptly and in any event within 48 hours in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions and the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request, and shall provide Torque and WinView with copies of all documents, correspondence or other material received in respect of, from or on behalf of any such Person. Frankly shall keep Torque and WinView informed on a current basis of the status of developments and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request.

Section 6.3 Frankly Responding to an Acquisition Proposal

(1)	Notwithstanding Section 6.1, if Frankly receives a written Acquisition Proposal at any time prior to obtaining the approval by Frankly Shareholders of the Frankly Resolution, Frankly may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and Frankly may provide copies of, access to or disclosure of confidential information, properties, facilities, books or records of Frankly and its Subsidiaries if, and only if:

(a)	the Frankly Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to, a Superior Proposal (disregarding for such determination any due diligence or access condition);

(b)	such Person was not restricted from making such Acquisition Proposal pursuant to an existing standstill or similar restriction;

(c)	Frankly has been, and continues to be, in compliance with its obligations under this Article 6;

(d)	prior to providing any such copies, access, or disclosure, Frankly enters into a confidentiality and standstill agreement with such Person having terms that are not less onerous than those set out in the confidentiality provisions in this Agreement and any such copies, access or disclosure provided to such Person shall have already been (or simultaneously be) provided to Torque and WinView; and

(e)	Frankly promptly provides Torque and WinView with, prior to providing any such copies, access or disclosure, a true, complete and final executed copy of the confidentiality and standstill agreement with such Person.

(2)	Nothing contained in this Agreement shall prevent the Frankly Board from:

(a)	complying with Section 2.17 of National Instrument 62-104 – Takeover Bids and Issuer Bids and similar provisions under Securities Laws relating to the provision of a directors’ circular in respect of an Acquisition Proposal; or

(b)	calling and/or holding a meeting of shareholders requisitioned by Frankly Shareholders in accordance with applicable Laws or taking any other action with respect to an Acquisition Proposal to the extent ordered or otherwise mandated by a court of competent jurisdiction in accordance with applicable Laws.

Section 6.4 Torque and WinView Right to Match

(1)	If Frankly receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Frankly Resolution by Frankly Shareholders, the Frankly Board may authorize Frankly to, subject to compliance with Section 9.2, enter into a definitive agreement with respect to such Superior Proposal, if and only if:

(a)	the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing standstill or similar restriction;

(b)	Frankly has been, and continues to be, in compliance with its obligations under Article 6;

(c)	Frankly has delivered to Torque and WinView a written notice of the determination of the Frankly Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Frankly Board to enter into a definitive agreement with respect to such Superior Proposal, together with a written notice from the Frankly Board regarding the value and financial terms that the Frankly Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Superior Proposal;

(d)	Frankly has provided Torque and WinView with a copy of the proposed definitive agreement for the Superior Proposal;

(e)	at least seven (7) Business Days (the “Frankly Matching Period”) have elapsed from the date that is the later of the date on which Torque and WinView received the Superior Proposal notice from Frankly and the date on which Torque and WinView received a copy of the proposed definitive agreement for the Superior Proposal from Frankly;

(f)	during any Frankly Matching Period, Torque and WinView have had the opportunity (but not the obligation), in accordance with Section 6.4(2), to offer to Frankly to amend this Agreement and the Transaction in order for such Acquisition Proposal to cease to be a Superior Proposal;

(g)	if Torque and WinView have offered to Frankly to amend this Agreement and the Transaction in accordance with Section 6.4(2), the Frankly Board has determined in good faith, after consultation with Frankly’s outside legal counsel and financial advisers, that such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of this Agreement as agreed in writing to be amended by Torque and WinView under Section 6.4(2);

(h)	the Frankly Board has determined in good faith, after consultation with Frankly’s outside legal counsel that it is appropriate for the Frankly Board to enter into a definitive agreement with respect to such Superior Proposal; and

(i)	prior to or concurrent with entering into such definitive agreement, Frankly terminates this Agreement pursuant to Section 8.2(1)(c)(iii) and pays the Termination Fee pursuant to Section 9.2 to Torque.

(2)	During the Frankly Matching Period, or such longer period as Frankly may approve in writing for such purpose: (a) the Frankly Board shall review any offer made by Torque and WinView under Section 6.4(1)(f) to amend the terms of this Agreement and the Transaction in good faith, in consultation with Frankly’s outside legal counsel and financial advisers, in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) if the Frankly Board determines that such Acquisition Proposal would cease to be a Superior Proposal as a result of such amendment, Frankly shall negotiate in good faith with Torque and WinView to make such amendments to the terms of this Agreement and the Transaction as would enable Torque and WinView to proceed with the transactions contemplated by this Agreement on such amended terms. If the Frankly Board determines that such Acquisition Proposal would cease to be a Superior Proposal, Frankly shall promptly so advise Torque and WinView and the Parties shall amend this Agreement to reflect such offer made by Torque and WinView, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3)	Each successive amendment or modification to any Acquisition Proposal in respect of Frankly shall constitute a new Acquisition Proposal for the purposes of this Section 6.4 and Torque and WinView shall be afforded a new Frankly Matching Period from the later of the date on which Torque and WinView received the new Superior Proposal notice from Frankly and the date on which Torque and WinView received a copy of the proposed definitive agreement for the new Superior Proposal from Frankly.

(4)	At Torque and WinView’s request, the Frankly Board shall promptly reaffirm the Frankly Board Recommendation by press release after the Frankly Board determines that an Acquisition Proposal is not a Superior Proposal or the Frankly Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 6.4(2) would result in an Acquisition Proposal no longer being a Superior Proposal. Frankly shall provide Torque and WinView and their outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by Torque and WinView and their outside legal counsel.

(5)	If Frankly provides a Superior Proposal notice to Torque and WinView on or after a date that is less than seven (7) Business Days before the Frankly Meeting, Frankly shall postpone the Frankly Meeting to a date acceptable to all parties (acting reasonably) that is not more than 10 Business Days after the scheduled date of the Frankly Meeting but before the Outside Date.

Section 6.5 Non-Solicitation by WinView

(1)	Except as expressly provided in this Article 6, WinView will not, directly or indirectly, through any officer, director, employee, representative (including any financial or other adviser) or an agent of WinView (collectively “WinView Representatives”, which for greater certainty does not include a shareholder of WinView who is not otherwise an officer, director, employee, representative (including any financial or other adviser) or an agent of WinView), or otherwise, and shall not permit any such Person to:

(a)	solicit, initiate, knowingly facilitate, encourage or promote (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of WinView or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)	enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than Torque and Frankly or any of their affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, it being acknowledged and agreed that WinView may communicate with any Person for purposes of advising such Person of the restrictions in this Agreement and also advising such Person that their Acquisition Proposal does not constitute a Superior Proposal or is not reasonably expected to constitute or lead to a Superior Proposal; or

(c)	enter into or publicly propose to enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement permitted by and in accordance with Section 6.7).

(2)	Except as expressly provided in this Article 6, WinView shall not, directly or indirectly, through any WinView Representative or otherwise, and shall not permit any such Person to, accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any publicly announced or otherwise publicly disclosed Acquisition Proposal in respect of WinView (it being understood that taking no position or a neutral position with respect to a publicly announced or otherwise publicly disclosed Acquisition Proposal in respect of WinView for a period of no more than five (5) Business Days following the announcement or disclosure of such Acquisition Proposal will not be considered to be in violation of this Section 6.5 provided the WinView Board has rejected such Acquisition Proposal and affirmed its intention to proceed with the Transaction before the end of such five (5) Business Day period).

(3)	WinView shall, and shall cause its WinView Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of this Agreement with any Person (other than Torque and Frankly and their affiliates) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection with such termination shall no longer provide access to any data room or provide any new disclosure of information, or access to properties, facilities, books and records of WinView outside the Ordinary Course.

Section 6.6 WinView Notification of Acquisition Proposals

(1)	If WinView or any WinView Representative receives, or otherwise becomes aware of, any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or receives any request for copies of, access to, or disclosure of, confidential information that is made, or that may reasonably be perceived to be made, in connection with an Acquisition Proposal, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of WinView, WinView shall immediately notify Torque and Frankly, at first orally, and then promptly and in any event within 48 hours in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions and the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request, and shall provide Torque and Frankly with copies of all documents, correspondence or other material received in respect of, from or on behalf of any such Person. WinView shall keep Torque and Frankly informed on a current basis of the status of developments and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request.

Section 6.7 WinView Responding to an Acquisition Proposal

(1)	Notwithstanding Section 6.5, if WinView receives a written Acquisition Proposal at any time prior to obtaining the approval by applicable WinView Securityholders of the WinView Resolution, WinView may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and WinView may provide copies of, access to or disclosure of confidential information, properties, facilities, books or records of WinView if, and only if:

(a)	the WinView Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to, a Superior Proposal (disregarding for such determination any due diligence or access condition);

(b)	such Person was not restricted from making such Acquisition Proposal pursuant to an existing standstill or similar restriction;

(c)	WinView has been, and continues to be, in compliance with its obligations under this Article 6; and

(d)	prior to providing any such copies, access, or disclosure, WinView enters into a confidentiality and standstill agreement with such Person having terms that are not less onerous than those set out in the confidentiality provisions in this Agreement and any such copies, access or disclosure provided to such Person shall have already been (or simultaneously be) provided to Torque and Frankly; and

(e)	WinView promptly provides Torque and Frankly with, prior to providing any such copies, access or disclosure, a true, complete and final executed copy of the confidentiality and standstill agreement with such Person.

(2)	Nothing contained in this Agreement shall prevent the WinView Board from calling and/or holding a meeting of shareholders requisitioned by holders of WinView Shares in accordance with applicable Laws or taking any other action with respect to an Acquisition Proposal to the extent ordered or otherwise mandated by a court of competent jurisdiction in accordance with applicable Laws.

Section 6.8 Torque and Frankly Right to Match

(1)	If WinView receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the WinView Resolution by applicable WinView Securityholders, the WinView Board may authorize WinView, subject to compliance with Section 9.2, to enter into a definitive agreement with respect to such Superior Proposal, if and only if:

(a)	the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing standstill or similar restriction;

(b)	WinView has been, and continues to be, in compliance with its obligations under this Article 6;

(c)	WinView has delivered to Torque and Frankly a written notice of the determination of the WinView Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the WinView Board to enter into a definitive agreement with respect to such Superior Proposal, together with a written notice from the WinView Board regarding the value and financial terms that the WinView Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Superior Proposal;

(d)	WinView has provided Torque and Frankly with a copy of the proposed definitive agreement for the Superior Proposal;

(e)	at least seven (7) Business Days (the “WinView Matching Period”) have elapsed from the date that is the later of the date on which Torque and Frankly received the Superior Proposal notice from WinView and the date on which Torque and Frankly received a copy of the proposed definitive agreement for the Superior Proposal from WinView;

(f)	during any WinView Matching Period, Torque and Frankly have had the opportunity (but not the obligation), in accordance with Section 6.8(2), to offer to WinView to amend this Agreement and the Transaction, in order for such Acquisition Proposal to cease to be a Superior Proposal;

(g)	if Torque and Frankly have offered to WinView to amend this Agreement and the Transaction in accordance with Section 6.8(2), the WinView Board has determined in good faith, after consultation with WinView’s outside legal counsel and financial advisers, that such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of this Agreement as agreed in writing to be amended by Torque and Frankly under Section 6.8(2);

(h)	the WinView Board has determined in good faith, after consultation with WinView’s outside legal counsel that it is appropriate for the WinView Board to enter into a definitive agreement with respect to such Superior Proposal; and

(i)	prior to or concurrent with entering into such definitive agreement, WinView terminates this Agreement pursuant to Section 8.2(1)(d)(iii) and pays the WinView Termination Fee, and repays the Advance, pursuant to Section 9.2 to Frankly.

(2)	During the WinView Matching Period, or such longer period as WinView may approve in writing for such purpose: (a) the WinView Board shall review any offer made by Torque and Frankly under Section 6.8(1)(f) to amend the terms of this Agreement and the Transaction in good faith, in consultation with WinView’s outside legal counsel and financial advisers, in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) if the WinView Board determines that such Acquisition Proposal would cease to be a Superior Proposal as a result of such amendment, WinView shall negotiate in good faith with Torque and Frankly to make such amendments to the terms of this Agreement and the Transaction as would enable Torque and Frankly to proceed with the transactions contemplated by this Agreement on such amended terms. If the WinView Board determines that such Acquisition Proposal would cease to be a Superior Proposal, WinView shall promptly so advise Torque and Frankly and the parties shall amend this Agreement to reflect such offer made by Torque and Frankly, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3)	Each successive amendment or modification to any Acquisition Proposal in respect of WinView shall constitute a new Acquisition Proposal for the purposes of this Section 6.8 and Torque and Frankly shall be afforded a new WinView Matching Period from the later of the date on which Torque and Frankly received the new Superior Proposal notice from WinView and the date on which Torque and Frankly received a copy of the proposed definitive agreement for the new Superior Proposal from WinView.

(4)	In the event that a WinView Meeting is scheduled and WinView provides a Superior Proposal notice to Torque and Frankly on or after a date that is less than seven (7) Business Days before the WinView Meeting, WinView shall postpone the WinView Meeting to a date acceptable to all parties (acting reasonably) that is not more than 10 Business Days after the scheduled date of the WinView Meeting but before Outside Date.

Section 6.9 Non-Solicitation by Torque

(1)	Except as expressly provided in this Article 6, Torque will not, directly or indirectly, through any officer, director, employee, representative (including any financial or other adviser) or an agent of it or any of its respective Subsidiaries (collectively “Torque Representatives”, which for greater certainty does not include a shareholder of Torque who is not otherwise an officer, director, employee, representative (including any financial or other adviser) or an agent of Torque or any of its respective Subsidiaries), or otherwise, and shall not permit any such Person to:

(a)	solicit, initiate, knowingly facilitate, encourage or promote (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of Torque or any Subsidiary or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)	enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than Frankly and WinView or any of their affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, it being acknowledged and agreed that Torque may communicate with any Person for purposes of advising such Person of the restrictions in this Agreement and also advising such Person that their Acquisition Proposal does not constitute a Competing Transaction or is not reasonably expected to constitute or lead to a Competing Transaction; or

(c)	enter into or publicly propose to enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement permitted by and in accordance with Section 6.11).

(2)	Except as expressly provided in this Article 6, Torque shall not, directly or indirectly, through any Torque Representative or otherwise, and shall not permit any such Person to accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any publicly announced or otherwise publicly disclosed Acquisition Proposal in respect of Torque (it being understood that taking no position or a neutral position with respect to a publicly announced or otherwise publicly disclosed Acquisition Proposal in respect of Torque for a period of no more than five (5) Business Days following the announcement or disclosure of such Acquisition Proposal will not be considered to be in violation of this Section 6.9 provided the Torque Board has rejected such Acquisition Proposal and affirmed its intention to proceed with the Transaction before the end of such five (5) Business Day period).

(3)	Torque shall, and shall cause its Subsidiaries and its Torque Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of this Agreement with any Person (other than Frankly and WinView and their affiliates) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection with such termination shall no longer provide access to any data room or provide any new disclosure of information, or access to properties, facilities, books and records of Torque or any of its Subsidiaries outside the Ordinary Course.

Section 6.10 Torque Notification of Acquisition Proposals

(1)	If Torque or any of its Subsidiaries, or any of their respective Torque Representatives, receives, or otherwise becomes aware of, any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or receives any request for copies of, access to, or disclosure of, confidential information that is made, or that may reasonably be perceived to be made, in connection with an Acquisition Proposal, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of Torque or any of its Subsidiaries, Torque shall immediately notify Frankly and WinView, at first orally, and then promptly and in any event within 48 hours in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions and the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request, and shall provide Frankly and WinView with copies of all documents, correspondence or other material received in respect of, from or on behalf of any such Person. Torque shall keep Frankly and WinView informed on a current basis of the status of developments and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request.

Section 6.11 Torque Responding to an Acquisition Proposal

(1)	Notwithstanding Section 6.9, if Torque receives a written Acquisition Proposal at any time prior to Frankly obtaining the approval by Frankly Shareholders of the Frankly Resolution or WinView obtaining the approval by applicable WinView Securityholders of the WinView Resolution, Torque may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and Torque may provide copies of, access to or disclosure of confidential information, properties, facilities, books or records of Torque and its Subsidiaries if, and only if:

(a)	the Torque Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to, a Competing Transaction (disregarding for such determination any due diligence or access condition);

(b)	such Person was not restricted from making such Acquisition Proposal pursuant to an existing standstill or similar restriction;

(c)	Torque has been, and continues to be, in compliance with its obligations under this Article 6;

(d)	prior to providing any such copies, access, or disclosure, Torque enters into a confidentiality and standstill agreement with such Person having terms that are not less onerous than those set out in the confidentiality provisions in this Agreement and any such copies, access or disclosure provided to such Person shall have already been (or simultaneously be) provided to Frankly and WinView; and

(e)	Torque promptly provides Frankly and WinView with, prior to providing any such copies, access or disclosure, a true, complete and final executed copy of the confidentiality and standstill agreement with such Person.

Nothing contained in this Agreement shall prevent the Torque Board from:

(a)	complying with Section 2.17 of National Instrument 62-104 – Takeover Bids and Issuer Bids and similar provisions under Securities Laws relating to the provision of a directors’ circular in respect of an Acquisition Proposal; or

(b)	calling and/or holding a meeting of shareholders requisitioned by the shareholders of Torque in accordance with applicable Laws or taking any other action with respect to an Acquisition Proposal to the extent ordered or otherwise mandated by a court of competent jurisdiction in accordance with applicable Laws.

Section 6.12 Frankly and WinView Right to Match

(1)	If Torque receives an Acquisition Proposal that constitutes a Competing Transaction prior to the Effective Date, the Torque Board may authorize Torque to, subject to compliance with Section 9.2, enter into a definitive agreement with respect to such Competing Transaction, if and only if:

(a)	the Person making the Competing Transaction was not restricted from making such Competing Transaction pursuant to an existing standstill or similar restriction;

(b)	Torque has been, and continues to be, in compliance with its obligations under Article 6;

(c)	Torque has delivered to Frankly and WinView a written notice of the determination of the Torque Board that such Acquisition Proposal constitutes a Competing Transaction and of the intention of the Torque Board to enter into a definitive agreement with respect to such Competing Transaction, together with a written notice from the Torque Board regarding the value and financial terms that the Torque Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Competing Transaction;

(d)	Torque has provided Frankly and WinView with a copy of the proposed definitive agreement for the Competing Transaction;

(e)	at least seven (7) Business Days (the “Torque Matching Period”) have elapsed from the date that is the later of the date on which Frankly and WinView received the Competing Transaction notice from Torque and the date on which Frankly and WinView received a copy of the proposed definitive agreement for the Competing Transaction from Torque;

(f)	during any Torque Matching Period, Frankly and WinView have had the opportunity (but not the obligation), in accordance with Section 6.12(2), to offer to Torque to amend this Agreement and the Transaction in order for the Torque Board to determine to abandon such Competing Transaction;

(g)	if Frankly and WinView have offered to Torque to amend this Agreement and the Transaction in accordance with Section 6.12(2), the Torque Board has determined in good faith, after consultation with Torque’s outside legal counsel and financial advisers, to proceed with such Competing Transaction;

(h)	the Torque Board has determined in good faith, after consultation with Torque’s outside legal counsel that it is appropriate for the Torque Board to enter into a definitive agreement with respect to such Competing Transaction; and

(i)	prior to or concurrent with entering into such definitive agreement, Torque terminates this Agreement pursuant to Section 8.2(1)(e)(iii) and pays the Termination Fee pursuant to Section 9.2 to Frankly.

(2)	During the Torque Matching Period, or such longer period as Torque may approve in writing for such purpose: (a) the Torque Board shall review any offer made by Frankly and WinView under Section 6.12(1)(f) to amend the terms of this Agreement and the Transaction in good faith, in consultation with Torque’s outside legal counsel and financial advisers, in order to determine whether to abandon such Competing Transaction; and (b) if the Torque Board determines to abandon such Competing Transaction as a result of such amendment, Torque shall negotiate in good faith with Frankly and WinView to make such amendments to the terms of this Agreement and the Transaction as would enable Frankly and WinView to proceed with the transactions contemplated by this Agreement on such amended terms. If the Torque Board determines to abandon such Competing Transaction, Torque shall promptly so advise Frankly and WinView and the Parties shall amend this Agreement to reflect such offer made by Frankly and WinView, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3)	Each successive amendment or modification to any Acquisition Proposal in respect of Torque shall constitute a new Acquisition Proposal for the purposes of this Section 6.12 and Frankly and WinView shall be afforded a new Torque Matching Period from the later of the date on which Frankly and WinView received the new Competing Transaction notice from Torque and the date on which Frankly and WinView received a copy of the proposed definitive agreement for the new Competing Transaction from Torque.

(4)	At Frankly and WinView’s request, the Torque Board shall promptly reaffirm the Transaction by press release after the Torque Board determines to abandon the Competing Transaction. Torque shall provide Frankly and WinView and their outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by Frankly and WinView and their outside legal counsel.

(5)	If Torque provides a Competing Transaction notice to Frankly and WinView on or after a date that is less than seven (7) Business Days before the Frankly Meeting, Frankly shall postpone the Frankly Meeting to a date acceptable to all parties (acting reasonably) that is not more than 10 Business Days after the scheduled date of the Frankly Meeting but before the Outside Date.

Section 6.13 Breach by Subsidiaries and Representatives

Without limiting the generality of the foregoing, the Parties shall advise their Subsidiaries and their respective Representatives of the prohibitions set out in this Article 6 and any violation of the restrictions set forth in this Article 6 by a Party, its Subsidiaries or their respective Representatives is deemed to be a breach of this Article 6 by such Party.

Section 6.14 Torque Convertible Debt

Prior to the completion of the Transaction, Torque shall use its reasonable best efforts to cause all Torque Convertible Debentures to convert into Torque Shares as immediately prior to, or contemporaneous with, such completion.

Article 7

CONDITIONS

Section 7.1 Mutual Conditions Precedent

(1)	The Parties are not required to complete the Transaction unless each of the following conditions is satisfied, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties:

(a)	Shareholder Approvals.

(i)	The Required Frankly Shareholder Approval has been obtained and approved in accordance with the Interim Order.

(ii)	The Required WinView Securityholder Approval has been obtained and approved in accordance with applicable Law.

(iii)	The Torque Shareholder Approval, if required by the TSX-V or applicable Law, has been obtained in accordance with applicable Law.

(b)	Interim and Final Order. The Interim Order and the Final Order have both been obtained on terms consistent with this Agreement, and have not been set aside or modified in a manner unacceptable to Torque, Frankly or WinView, each acting reasonably, on appeal or otherwise.

(c)	Consideration Shares and Exchange Approval. The Consideration Shares to be issued upon completion of the Transaction, and the Torque Shares to be issued upon the exercise from time to time of the Frankly Options and Frankly Warrants and upon the vesting from time to time of the Frankly RSUs, shall, subject only to the satisfaction of customary conditions required by the TSX-V, have been approved for listing on the TSX-V as of the Effective Date and the TSX-V shall have, if required, accepted notice for filing of all transactions of the Parties contemplated in this Agreement or necessary to complete the Transaction, subject only to compliance with the usual requirements of the TSX-V.

(d)	United States Securities Laws.

(i)	Frankly Consideration Shares. The issuance of the Frankly Consideration Shares will be exempt from the registration requirements of the U.S. Securities Act pursuant to the Section 3(a)(10) Exemption.

(ii)	WinView Consideration Shares. To the extent required under United States securities laws, the issuance of the WinView Consideration Shares will be exempt from the registration requirements of the U.S. Securities Act by reason of Rule 506 of Regulation D promulgated under the U.S. Securities Act, and each recipient of such WinView Consideration Shares will be either an “accredited investor” or not a “U.S. Person”.

(iii)	Accredited Investor Questionnaires. To the extent required under United States securities laws, Torque will have received copies of duly completed Accredited Investor Questionnaires (including all back up evidence relating to such Accredited Investor Questionnaires reasonably requested by Torque in order to satisfy its obligations under Regulation D of the U.S. Securities Act) from each WinView Securityholder prior to receiving any WinView Consideration Shares or rights to acquire any WinView Consideration Shares (which shares shall not be required to be issued by Torque until such Accredited Investor Questionnaire has been delivered thereby).

(e)	Illegality. No Law is in effect that makes the consummation of the Transaction illegal or otherwise prohibits or enjoins Torque, Frankly or WinView from consummating the Transaction.

(f)	Securities Laws. The distribution of the Consideration Shares pursuant to the Transaction shall be exempt from the prospectus and registration requirements of applicable Securities Laws either by virtue of exemptive relief from the securities regulatory authorities in the applicable provinces of Canada or by virtue of exemptions under applicable Securities Laws and shall not be subject to resale restrictions under applicable Securities Laws (other than (i) as applicable to control persons, (ii) pursuant to Section 2.6 of National Instrument 45-102 – Resale of Securities, or (iii) pursuant to Rule 904 of Regulation S promulgated under the U.S. Securities Act).

(g)	Permits and Consents. All Regulatory Approvals and all third Person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements, in each case, the failure of which to obtain or the non-expiry of which would, or could reasonably be expected to have, a Material Adverse Effect on Torque, Frankly or WinView or materially impede the completion of the Transaction, shall have been obtained or received.

Section 7.2 Additional Conditions Precedent to the Obligations of Torque

Torque is not required to complete the Transaction unless each of the following conditions is satisfied, which conditions are for the exclusive benefit of Torque and may only be waived, in whole or in part, by Torque in its sole discretion:

(1)	Frankly Representations and Warranties. The representations and warranties of Frankly set forth in: (i) Sections 1.1(a) [Organization and Qualification] and 1.1(b) [Authority] of Schedule D shall be true and correct in all respects as of the date of this Agreement, and as of the Effective Time as if made as at and as of such time; (ii) the representations and warranties of Frankly set forth in Section 1.1(c) [Capitalization] of Schedule D shall be true and correct in all material respects as of the date of this Agreement, and as of the Effective Time as if made as at and as of such time; and (iii) all other representations and warranties of Frankly set forth in this Agreement shall be true and correct in all respects (disregarding for purposes of this Section 7.2(1) any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the date of this Agreement, and as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date), except in the case of this clause (iii) where the failure to be so true and correct in all respects, individually and in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect on Frankly, and Frankly has delivered a certificate confirming same to Torque, executed by two (2) senior officers or directors of Frankly (in each case without personal liability) addressed to Torque and dated the Effective Date.

(2)	WinView Representations and Warranties. The representations and warranties of WinView set forth in: (i) Sections 1.1(a) [Organization and Qualification] and 1.1(b) [Authority] of Schedule E shall be true and correct in all respects as of the date of this Agreement, and as of the Effective Time as if made as at and as of such time; (ii) the representations and warranties of WinView set forth in Section 1.1(c) [Capitalization] of Schedule E shall be true and correct in all material respects as of the date of this Agreement, and as of the Effective Time as if made as at and as of such time; and (iii) all other representations and warranties of WinView set forth in this Agreement shall be true and correct in all respects (disregarding for purposes of this Section 7.2(2) any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the date of this Agreement, and as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date), except in the case of this clause (iii) where the failure to be so true and correct in all respects, individually and in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect on WinView, and WinView has delivered a certificate confirming same to Torque, executed by two (2) senior officers or directors of WinView (in each case without personal liability) addressed to Torque and dated the Effective Date.

(3)	Frankly Performance of Covenants. Frankly has fulfilled or complied in all material respects with each of its covenants contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Date, and has delivered a certificate confirming same to Torque, executed by two (2) senior officers or directors of Frankly (in each case without personal liability) addressed to Torque and dated the Effective Date.

(4)	WinView Performance of Covenants. WinView has fulfilled or complied in all material respects with each of its covenants contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Date, and has delivered a certificate confirming same to Torque, executed by two (2) senior officers or directors of WinView (in each case without personal liability) addressed to Torque and dated the Effective Date.

(5)	Frankly Material Adverse Effect. Since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public), any change, event, occurrence, effect or circumstance that, individually or in the aggregate with other changes, events, occurrences, effects or circumstances, has had or could reasonably be expected to have, a Material Adverse Effect on Frankly, and Frankly has delivered a certificate confirming same to Torque, executed by two (2) senior officers or directors of Frankly (in each case without personal liability) addressed to Torque and dated the Effective Date.

(6)	WinView Material Adverse Effect. Since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public), any change, event, occurrence, effect or circumstance that, individually or in the aggregate with other changes, events, occurrences, effects or circumstances, has had or could reasonably be expected to have, a Material Adverse Effect on WinView, and WinView has delivered a certificate confirming same to Torque, executed by two (2) senior officers or directors of WinView (in each case without personal liability) addressed to Torque and dated the Effective Date.

(7)	WinView Indebtedness. As of the Effective Date, WinView shall be free of indebtedness for borrowed money other than short-term borrowings, such as credit cards, and the WinView Accounts Payable Liabilities shall be no more than US$1.75 million.

(8)	Dissent Rights. Dissent Rights have not been exercised (excluding any dissent rights that have been exercised and subsequently withdrawn) with respect to more than 5% of the issued and outstanding Frankly Shares.

(9)	No Legal Action. There is no action or proceeding pending or threatened by any Governmental Entity in any jurisdiction that is reasonably likely to:

(a)	cease trade, enjoin, prohibit, or impose any limitations, damages or conditions on, Torque’s ability to acquire, hold, or exercise full rights of ownership over, any Frankly Shares or any WinView Shares, including the right to vote Frankly Shares and WinView Shares;

(b)	prohibit or restrict the Transaction, or the ownership or operation by Torque of a material portion of the business or assets of Torque or any of Torque’s Subsidiaries, Frankly or any of Frankly’s Subsidiaries, WinView, or compel Torque to dispose of or hold separate any material portion of the business or assets of Torque or any of Torque’s Subsidiaries, Frankly or any of Frankly’s Subsidiaries or WinView as a result of the Transaction; or

(c)	prevent or materially delay the consummation of the Transaction, or if the Transaction is consummated, have or be reasonably expected to have a Material Adverse Effect.

(10)	Litigation. No litigation or arbitration shall have been commenced by, nor shall any demand letter have been received from, any Governmental Entity which in Torque’s opinion, acting reasonably, could result in (individually or in the aggregate) claims against Frankly (or any of its Subsidiaries) or WinView that could reasonably be expected to have a Material Adverse Effect on Frankly or WinView, respectively.

Section 7.3 Additional Conditions Precedent to the Obligations of Frankly

Frankly is not required to complete the Frankly Arrangement unless each of the following conditions is satisfied, which conditions are for the exclusive benefit of Frankly and may only be waived, in whole or in part, by Frankly in its sole discretion:

(1)	Torque Representations and Warranties. The representations and warranties of Torque set forth in: (i) Sections 1.1(a) [Organization and Qualification] and 1.1(b) [Authority] of Schedule F shall be true and correct in all respects as of the date of this Agreement, and as of the Effective Time as if made as at and as of such time; (ii) the representations and warranties of Torque set forth in Section 1.1(c) [Capitalization] of Schedule F shall be true and correct in all material respects as of the date of this Agreement, and as of the Effective Time as if made as at and as of such time; and (iii) all other representations and warranties of Torque set forth in this Agreement shall be true and correct in all respects (disregarding for purposes of this Section 7.3(1) any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the date of this Agreement, and as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date), except in the case of this clause (iii) where the failure to be so true and correct in all respects, individually and in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect on Torque, and Torque has delivered a certificate confirming same to Frankly, executed by two (2) senior officers or directors of Torque (in each case without personal liability) addressed to Frankly and dated the Effective Date.

(2)	WinView Representations and Warranties. The representations and warranties of WinView set forth in: (i) Sections 1.1(a) [Organization and Qualification] and 1.1(b) [Authority] of Schedule E shall be true and correct in all respects as of the date of this Agreement, and as of the Effective Time as if made as at and as of such time; (ii) the representations and warranties of WinView set forth in Section 1.1(c) [Capitalization] of Schedule E shall be true and correct in all material respects as of the date of this Agreement, and as of the Effective Time as if made as at and as of such time; and (iii) all other representations and warranties of WinView set forth in this Agreement shall be true and correct in all respects (disregarding for purposes of this Section 7.3(2) any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the date of this Agreement, and as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date), except in the case of this clause (iii) where the failure to be so true and correct in all respects, individually and in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect on WinView, and WinView has delivered a certificate confirming same to Frankly, executed by two (2) senior officers or directors of WinView (in each case without personal liability) addressed to Frankly and dated the Effective Date.

(3)	Torque Performance of Covenants. Torque has fulfilled or complied in all material respects with each of its covenants contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Date, and has delivered a certificate confirming same to Frankly, executed by two (2) senior officers or directors of Torque (in each case without personal liability) addressed to Frankly and dated the Effective Date.

(4)	WinView Performance of Covenants. WinView has fulfilled or complied in all material respects with each of its covenants contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Date, and has delivered a certificate confirming same to Frankly, executed by two (2) senior officers or directors of WinView (in each case without personal liability) addressed to Frankly and dated the Effective Date.

(5)	Torque Material Adverse Effect. Since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public) any change, event, occurrence, effect or circumstance that, individually or in the aggregate with other changes, events, occurrences, effects or circumstances, has had or could reasonably be expected to have a Material Adverse Effect on Torque, and Torque has delivered a certificate confirming same to Frankly, executed by two (2) senior officers or directors of Torque (in each case without personal liability) addressed to Frankly and dated the Effective Date.

(6)	WinView Material Adverse Effect. Since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public) any change, event, occurrence, effect or circumstance that, individually or in the aggregate with other changes, events, occurrences, effects or circumstances, has had or could reasonably be expected to have a Material Adverse Effect on WinView, and WinView has delivered a certificate confirming same to Frankly, executed by two (2) senior officers or directors of WinView (in each case without personal liability) addressed to Frankly and dated the Effective Date.

(7)	WinView Indebtedness. As of the Effective Date, WinView shall be free of indebtedness for borrowed money other than short-term borrowings, such as credit cards, and the WinView Accounts Payable Liabilities shall be no more than US$1.75 million.

(8)	Board Representation. Torque shall have taken sufficient steps to ensure that Tom Rogers, Chairman of Frankly, shall be appointed to the Torque Board as Executive Chairman of Torque as of the Effective Time.

(9)	No Legal Action. There is no action or proceeding pending or threatened by any Governmental Entity in any jurisdiction that is reasonably likely to:

(a)	cease trade, enjoin, prohibit, or impose any limitations, damages or conditions on, Torque’s ability to issue the Consideration Shares or the Torque Shares to be issued upon the exercise from time to time of the Frankly Options or Frankly Warrants or the vesting from time to time of the Frankly RSUs; or

(b)	prevent or materially delay the consummation of the Transaction, or if the Transaction is consummated, have or be reasonably expected to have a Material Adverse Effect.

(10)	Litigation. No litigation or arbitration shall have been commenced by, nor shall any demand letter have been received from, any Governmental Entity which in Frankly’s opinion, acting reasonably, could result in (individually or in the aggregate) claims against Torque (or any of its Subsidiaries) or WinView that could reasonably be expected to have a Material Adverse Effect on Torque or WinView, respectively.

(11)	Torque Debt Conversion. Torque Convertible Debentures representing no less than 25% of the aggregate principal amount of all Torque Convertible Debentures as of the date hereof shall have converted into Torque Shares.

Section 7.4 Additional Conditions Precedent to the Obligations of WinView

WinView is not required to complete the WinView Merger unless each of the following conditions is satisfied, which conditions are for the exclusive benefit of WinView and may only be waived, in whole or in part, by WinView in its sole discretion:

(1)	Torque Representations and Warranties. The representations and warranties of Torque set forth in: (i) Sections 1.1(a) [Organization and Qualification] and 1.1(b) [Authority] of Schedule F shall be true and correct in all respects as of the date of this Agreement, and as of the Effective Time as if made as at and as of such time; (ii) the representations and warranties of Torque set forth in Section 1.1(c) [Capitalization] of Schedule F shall be true and correct in all material respects as of the date of this Agreement, and as of the Effective Time as if made as at and as of such time; and (iii) all other representations and warranties of Torque set forth in this Agreement shall be true and correct in all respects (disregarding for purposes of this Section 7.4(1) any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the date of this Agreement, and as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date), except in the case of this clause (iii) where the failure to be so true and correct in all respects, individually and in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect on Torque, and Torque has delivered a certificate confirming same to WinView, executed by two (2) senior officers or directors of Torque (in each case without personal liability) addressed to WinView and dated the Effective Date.

(2)	Torque and Merger Sub Representation and Warranties. The representations and warranties of Torque and Merger Sub set forth in Schedule G shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as if made as at and as of such time.

(3)	Frankly Representations and Warranties. The representations and warranties of Frankly set forth in: (i) Sections 1.1(a) [Organization and Qualification] and 1.1(b) [Authority] of Schedule D shall be true and correct in all respects as of the date of this Agreement, and as of the Effective Time as if made as at and as of such time; (ii) the representations and warranties of Frankly set forth in Section 1.1(c) [Capitalization] of Schedule D shall be true and correct in all material respects as of the date of this Agreement, and as of the Effective Time as if made as at and as of such time; and (iii) all other representations and warranties of Frankly set forth in this Agreement shall be true and correct in all respects (disregarding for purposes of this Section 7.4(2) any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the date of this Agreement, and as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date), except in the case of this clause (iii) where the failure to be so true and correct in all respects, individually and in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect on Frankly, and Frankly has delivered a certificate confirming same to WinView, executed by two (2) senior officers or directors of Frankly (in each case without personal liability) addressed to WinView and dated the Effective Date.

(4)	Torque and Merger Sub Performance of Covenants. Each of Torque and Merger Sub has fulfilled or complied in all material respects with each of its covenants contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Date, and Torque has delivered a certificate confirming same to WinView, executed by two (2) senior officers or directors of Torque (in each case without personal liability) addressed to WinView and dated the Effective Date.

(5)	Frankly Performance of Covenants. Frankly has fulfilled or complied in all material respects with each of its covenants contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Date, and has delivered a certificate confirming same to WinView, executed by two (2) senior officers or directors of Frankly (in each case without personal liability) addressed to WinView and dated the Effective Date.

(6)	Torque Material Adverse Effect. Since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public), any change, event, occurrence, effect or circumstance that, individually or in the aggregate with other changes, events, occurrences, effects or circumstances, has had or could reasonably be expected to have, a Material Adverse Effect on Torque, and Torque has delivered a certificate confirming same to WinView, executed by two (2) senior officers or directors of Torque (in each case without personal liability) addressed to WinView and dated the Effective Date.

(7)	Frankly Material Adverse Effect. Since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public), any change, event, occurrence, effect or circumstance that, individually or in the aggregate with other changes, events, occurrences, effects or circumstances, has had or could reasonably be expected to have, a Material Adverse Effect on Frankly, and Frankly has delivered a certificate confirming same to WinView, executed by two (2) senior officers or directors of Frankly (in each case without personal liability) addressed to WinView and dated the Effective Date.

(8)	WinView Notes. The existing WinView Notes have been amended to permit repayment of amounts due under such WinView Notes with WinView Consideration Shares on Closing.

(9)	Board Representation. Torque shall have taken sufficient steps to ensure that Tom Rogers, Executive Chairman of WinView, shall be appointed to the Torque Board as Executive Chairman of Torque as of the Effective Time.

(10)	No Legal Action. There is no action or proceeding pending or threatened by any Governmental Entity in any jurisdiction that is reasonably likely to:

(a)	cease trade, enjoin, prohibit, or impose any limitations, damages or conditions on, Torque’s ability to issue the Consideration Shares; or

(b)	prevent or materially delay the consummation of the Transaction, or if the Transaction is consummated, have or be reasonably expected to have a Material Adverse Effect.

(11)	Litigation. No litigation or arbitration shall have been commenced by, nor shall any demand letter have been received from, any Governmental Entity which in WinView’s opinion, acting reasonably, could result in (individually or in the aggregate) claims against Torque (or any of its Subsidiaries) or Frankly (of any of its Subsidiaries) that could reasonably be expected to have a Material Adverse Effect on Torque or Frankly, respectively.

(12)	Torque Debt Conversion. Torque Convertible Debentures representing no less than 25% of the aggregate principal amount of all Torque Convertible Debentures as of the date hereof shall have converted into Torque Shares.

Section 7.5 Satisfaction of Conditions

The conditions precedent set out in Section 7.1, Section 7.2, Section 7.3 and Section 7.4 will be conclusively deemed to have been satisfied, waived or released when the Closing Certificate is executed by the Parties.

Article 8

TERM AND TERMINATION

Section 8.1 Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

Section 8.2 Termination

(1)	This Agreement may be terminated prior to the Effective Time (notwithstanding any approval of this Agreement or the Frankly Resolution by the Frankly Shareholders or the approval of the Frankly Arrangement by the Court or the approval of the WinView Resolution by the WinView Securityholders) by:

(a)	the mutual written agreement of the Parties; or

(b)	any of the Parties if:

(i)	the Required Frankly Shareholder Approval is not obtained at the Frankly Meeting in accordance with the Interim Order, provided that a Party may not terminate this Agreement pursuant to this Section 8.2(1)(b)(i) if the failure to obtain the Required Frankly Shareholder Approval has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(ii)	the Required WinView Securityholder Approval is not obtained, provided that a Party may not terminate this Agreement pursuant to this Section 8.2(1)(b)(ii) if the failure to obtain the Required WinView Securityholder Approval has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(iii)	after the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Transaction illegal or otherwise permanently prohibits or enjoins the Parties from consummating the Transaction, and such Law has, if applicable, become final and non-appealable; or

(iv)	the Effective Time has not occurred by the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 8.2(1)(b)(iv) if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(c)	Frankly if:

(i)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Torque under this Agreement occurs that would cause any condition in Section 7.3(1) [Torque Representations and Warranties Condition] or Section 7.3(3) [Torque Performance of Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured or is not cured on or prior to the Outside Date in accordance with the terms of Section 5.7(3); provided that Frankly is not then in breach of this Agreement so as to cause any condition in Section 7.2 or Section 7.4 not to be satisfied;

(ii)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of WinView under this Agreement occurs that would cause any condition in Section 7.3(2) [WinView Representations and Warranties Condition] or Section 7.3(4) [WinView Performance of Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured or is not cured on or prior to the Outside Date in accordance with the terms of Section 5.7(3); provided that Frankly is not then in breach of this Agreement so as to cause any condition in Section 7.2 or Section 7.4 not to be satisfied;

(iii)	prior to the approval by Frankly Shareholders of the Frankly Resolution, the Frankly Board authorizes Frankly to accept, approve or recommend or enter into a definitive written agreement with respect to a Superior Proposal (other than a confidentiality agreement permitted by and in accordance with Section 6.3), provided Frankly is then in compliance with Article 6 and that prior to or concurrent with such termination Frankly pays the Termination Fee in accordance with Section 9.2;

(iv)	Torque breaches Article 6 in any material respect;

(v)	WinView breaches Article 6 in any material respect;

(vi)	any event occurs as a result of which the condition set forth in Section 7.3(5) [Torque Material Adverse Effect] or Section 7.3(6) [WinView Material Adverse Effect] is not capable of being satisfied by the Outside Date; or

(vii)	any other condition set forth in Section 7.1 or Section 7.3 is not satisfied, and such condition is incapable of being satisfied at the completion of the Transaction.

(d)	WinView if:

(i)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Torque or Merger Sub under this Agreement occurs that would cause any condition in Section 7.4(1) [Torque Representations and Warranties Condition], Section 7.4(2) [Torque Merger Sub Representations and Warranties Condition] or Section 7.4(4) [Torque Performance of Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured or is not cured on or prior to the Outside Date in accordance with the terms of Section 5.7(3); provided that WinView is not then in breach of this Agreement so as to cause any condition in Section 7.2 or Section 7.3 not to be satisfied;

(ii)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Frankly under this Agreement occurs that would cause any condition in Section 7.4(3) [Frankly Representations and Warranties Condition] or Section 7.4(5) [Frankly Performance of Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured or is not cured on or prior to the Outside Date in accordance with the terms of Section 5.7(3); provided that WinView is not then in breach of this Agreement so as to cause any condition in Section 7.2 or Section 7.3 not to be satisfied;

(iii)	prior to the approval by WinView Securityholders of the WinView Resolution, the WinView Board authorizes WinView to accept, approve or recommend or enter into a definitive written agreement with respect to a Superior Proposal (other than a confidentiality agreement permitted by and in accordance with Section 6.7), provided WinView is then in compliance with Article 6 and that prior to or concurrent with such termination WinView pays the WinView Termination Fee and repays the Advance in accordance with Section 9.2;

(iv)	Torque breaches Article 6 in any material respect;

(v)	Frankly breaches Article 6 in any material respect

(vi)	any event occurs as a result of which the condition set forth in Section 7.4(6) [Torque Material Adverse Effect] or Section 7.4(7) [Frankly Material Adverse Effect] is not capable of being satisfied by the Outside Date; or

(vii)	any other condition set forth in Section 7.1 or Section 7.4 is not satisfied, and such condition is incapable of being satisfied at the completion of the Transaction.

(e)	Torque if:

(i)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Frankly under this Agreement occurs that would cause any condition in Section 7.2(1) [Frankly Representations and Warranties Condition] or Section 7.2(3) [Frankly Performance of Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of Section 5.7(3); provided that Torque is not then in breach of this Agreement so as to cause any condition in Section 7.3 or Section 7.4 not to be satisfied;

(ii)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of WinView under this Agreement occurs that would cause any condition in Section 7.2(2) [WinView Representations and Warranties Condition] or Section 7.2(4) [WinView Performance of Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of Section 5.7(3); provided that Torque is not then in breach of this Agreement so as to cause any condition in Section 7.3 or Section 7.4 not to be satisfied;

(iii)	prior to the approval by Frankly Shareholders of the Frankly Resolution, Torque enters into a definitive written agreement with respect to a Competing Transaction (other than a confidentiality agreement permitted by and in accordance with Section 6.11), provided Torque is then in compliance with Article 6 and that prior to or concurrent with such termination Torque pays the Termination Fee in accordance with Section 9.2;

(iv)	Frankly breaches Article 6 in any material respect;

(v)	WinView breaches Article 6 in any material respect

(vi)	any event occurs as a result of which the conditions set forth in Section 7.2(5) [Frankly Material Adverse Effect] or Section 7.2(6) [WinView Material Adverse Effect] or Section 7.2(8) [Dissent Rights] is not capable of being satisfied by the Outside Date; or

(vii)	any other condition set forth in Section 7.1 or Section 7.2 is not satisfied, and such condition is incapable of being satisfied at the completion of the Transaction.

Section 8.3 Effect of Termination/Survival

(1)	If this Agreement is terminated pursuant to Section 8.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party to this Agreement, except that this Section 8.3, Section 2.4(4), Section 2.4(8), Section 2.4(11) Section 9.2 through to and including Section 9.15, and the confidentiality provisions in Section 5.5 of this Agreement shall survive in accordance with their terms, and provided further that no Party shall be relieved of any liability for any willful breach by it of this Agreement occurring prior to such termination.

(2)	As used in this Section 8.3, “willful breach” means a breach that is a consequence of an act undertaken by the breaching party with the actual knowledge that the taking of such act would, or would be reasonably expected to, cause a breach of this Agreement.

Article 9

GENERAL PROVISIONS

Section 9.1 Amendments

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Frankly Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, subject to the Interim Order and the Final Order and applicable Law, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(c)	waive compliance with or modify any inaccuracies or any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(d)	waive compliance with or modify any mutual conditions contained in this Agreement.

Section 9.2 Termination Fee

(1)	For the purposes of this Agreement, “Termination Fee Event” means the termination of this Agreement:

(a)	by Torque, pursuant to Section 8.2(1)(e)(iii) [Competing Transaction];

(b)	by Frankly pursuant to Section 8.2(1)(c)(iii) [Superior Proposal]; or

(c)	by WinView pursuant to Section 8.2(1)(d)(iii) [Superior Proposal]; or

(d)	by WinView where (i) after the date hereof, an offer has been made to WinView that constitutes a Superior Proposal and is not withdrawn, (ii) WinView thereafter terminates this Agreement pursuant to Section 8.2(1)(d)(vi) [No Torque Material Adverse Effect Condition or No Frankly Material Adverse Effect Condition Not Being Satisfied Prior to the Outside Date], and (iii) WinView is acquired within six (6) months of such termination by the party that made the Superior Proposal.

(2)	The Termination Fee shall be paid by wire transfer of immediately available funds as follows:

(a)	by Torque to Frankly if a Termination Fee Event occurs due to a termination of this Agreement described in Section 9.2(1)(a), concurrently with such termination;

(b)	by Frankly to Torque if a Termination Fee Event occurs due to a termination of this Agreement described in Section 9.2(1)(b), concurrently with such termination.

(3)	The WinView Termination Fee shall be paid, and the Advance shall be repaid, by wire transfer of immediately available funds as follows:

(a)	by WinView to Frankly if a Termination Fee Event occurs due to a termination of this Agreement described in Section 9.2(1)(c), concurrently with such termination;

(b)	by WinView to Frankly if a Termination Fee Event occurs due to a termination of this Agreement described in Section 9.2(1)(d), within two (2) Business Days of the occurrence of such Termination Fee Event.

(4)	The Parties acknowledge that the agreements contained in this Section 9.2 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the Parties would not enter into this Agreement, and that the amounts set out in this Section 9.2 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which the Parties will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and is not a penalty. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.

(5)	Each Party agrees that the payment of the Termination Fee pursuant to this Section 9.2 is the sole monetary remedy as a result of the occurrence of any of the events referred to in this Section 9.2. Subject to the immediately preceding sentence, nothing in this Agreement shall preclude a Party from seeking and being awarded damages in respect of losses incurred or suffered by such Party as a result of any breach of this Agreement by the other Party, seeking and obtaining injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or otherwise, or seeking and being awarded specific performance of any of such covenants or agreements, without the necessity of posting a bond or security in connection therewith.

Section 9.3 Expenses

(1)	Except as provided in Section 9.2 and Section 9.4, all out-of-pocket third party transaction expenses incurred in connection with this Agreement and the Transaction, including all costs, expenses and fees of Frankly and WinView incurred prior to or after the Effective Date in connection with, or incidental to, the Frankly Arrangement and WinView Merger, respectively, shall be paid by the Party incurring such expenses, whether or not the Transaction is consummated.

(2)	Frankly confirms that no broker, finder or investment banker is or will be entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement.

(3)	WinView confirms that no broker, finder or investment banker is or will be entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement.

Section 9.4 WinView Advance

Frankly will initiate and advance the Advance to WinView. Frankly will reimburse WinView for audit-related expenses and reasonable legal expenses in connection with the Advance but any remaining amount due under the initial US$100,000 (i.e., that has not been advanced as of the date hereof) is not payable until a financing is completed by Frankly. If the Transaction is not completed for reasons other than WinView’s withdrawal to accept a Superior Proposal, the legal fees and audit-related expenses incurred by WinView in connection with the Transaction in excess of the Advance will be reimbursed to WinView 50% by Torque and 50% by Frankly and Torque will reimburse Frankly for 50% of the Advance over the initial US$100,000 that Frankly paid to WinView under the Advance.

Section 9.5 Notices

Any notice, direction or other communication given pursuant to this Agreement (each a “Notice”) must be in writing, sent by hand delivery, courier or email and is deemed to be given and received: (i) on the date of delivery by hand or courier if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in the place of receipt), and otherwise on the next Business Day; or (ii) if sent by email on the date of transmission if it is a Business Day and transmission was made prior to 5:00 p.m. (local time in the place of receipt) and otherwise on the next Business Day, in each case to the Parties at the following addresses (or such other address for a Party as specified by like Notice):

(a)	in the case of Torque, to it at:

Torque Esports Corp.

82 Richmond St E, 1st Floor

Toronto, ON M5C 1P1

Attention:	Darren Cox, Chief Executive Officer
Email:	dc@ideasandcars.com

with a copy to (which will not constitute notice):

Fogler, Rubinoff LLP

77 King Street West, Suite 3000

Toronto, Ontario M5K 1G8

Attention:	Rick Moscone
Email:	rmoscone@foglers.com

(b)	in the case of Frankly, to it at:

Frankly Inc.

33 Whitehall Street

8th Floor

New York, NY 10004, USA

Attention:	Lou Schwartz, Chief Executive Officer
Email:	lou@franklyinc.com

with a copy to (which will not constitute notice):

Gowling WLG (Canada) LLP

100 King St W., Suite 1600

Toronto, ON M5X 1G5

Attention:	Peter Simeon
Email:	peter.simeon@gowlingwlg.com

(c)	in the case of WinView, to it at:

WinView, Inc.

370 Convention Way, Suite 102

Redwood City, CA 94063

Attention:	Alan Pavlish, Acting Chief Executive Officer
Email:	alan@winview.tv

with a copy to (which will not constitute notice):

Wilson Sonsini Goodrich & Rosati, P.C.

139 Townsend Street

San Francisco, CA 94107

Attention:	Damien Weiss and Ethan Lutske
Email:	dweiss@wsgr.com and elutske@wsgr.com

Rejection or other refusal to accept, or inability to deliver because of changed address of which no Notice was given, shall be deemed to be receipt of the Notice as of the date of such rejection, refusal or inability to deliver. Sending a copy of a Notice to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the Notice to that Party. The failure to send a copy of a Notice to legal counsel does not invalidate delivery of that Notice to a Party.

Section 9.6 Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed by a Party in accordance with their specific terms or were otherwise breached by a Party. It is accordingly agreed that each Party shall be entitled to injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement against the other Parties without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which a Party may be entitled at Law or in equity.

Section 9.7 Third Party Beneficiaries

(1)	Except as provided in Section 2.7, Section 5.8 and Section 5.9, which, without limiting their terms, are intended as stipulations for the benefit of the third parties mentioned in such provisions (such third parties referred to in this Section 9.7 as the “Indemnified Persons”), the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(2)	Despite the foregoing, Torque acknowledges to each of the Indemnified Persons their direct rights against it under Section 2.7, Section 5.8 and Section 5.9 of this Agreement, which are intended for the benefit of, and shall be enforceable by, each Indemnified Person, his or her heirs and his or her legal representatives, and for such purpose, each of Frankly and WinView confirms that it is acting as trustee on their behalf, and agrees to enforce such provision on their behalf. The Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person, including any Indemnified Person.

Section 9.8 Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 9.9 Entire Agreement

This Agreement constitutes the entire agreement between Frankly, WinView and Torque with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between any of Frankly, WinView and Torque. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between any of Frankly, WinView and Torque in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. Frankly, WinView and Torque, have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 9.10 Successors and Assigns

(1)	This Agreement becomes effective only when executed by Frankly, WinView and Torque. After that time, it will be binding upon and enure to the benefit of Frankly, WinView and Torque and their respective successors and permitted assigns.

(2)	Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Parties, provided however that Torque (or any permitted assign of Torque) may, at any time, assign its rights and obligations under this Agreement without such consent to an affiliate of Torque if such assignee delivers an instrument in writing confirming that it is bound by and shall perform all of the obligations of the assigning party under this Agreement as if it were an original signatory and provided further that the assigning party shall not be relieved of its obligations hereunder.

Section 9.11 Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 9.12 Governing Law

(1)	This Agreement will be governed by and interpreted and enforced in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein.

(2)	Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the courts situated in the City of Toronto and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Section 9.13 Rules of Construction

The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

Section 9.14 No Liability

No director or officer of Torque or any of its Subsidiaries shall have any personal liability whatsoever to Frankly or WinView under this Agreement or any other document delivered on behalf of Torque or any of its Subsidiaries under this Agreement. No director or officer of Frankly or any of its Subsidiaries shall have any personal liability whatsoever to Torque or WinView under this Agreement or any other document delivered on behalf of Frankly or any of its Subsidiaries under this Agreement. No director or officer of WinView shall have any personal liability whatsoever to Torque or Frankly under this Agreement or any other document delivered on behalf of WinView under this Agreement.

Section 9.15 Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

IN WITNESS WHEREOF the Parties have executed this Agreement.

Torque esports Corp.

By:	(signed) “Darren Cox”
Authorized Signing Officer

ENGINE MERGER SUB INC.

By:	(signed) “Darren Cox”
Authorized Signing Officer

Frankly Inc.

By:	(signed) “Louis Schwartz”
Authorized Signing Officer

WinVIew, Inc.

By:	(signed) “Alan Pavlish”
Authorized Signing Officer

[Business Combination Agreement Signature Page]

Schedule A

FORM OF PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT

UNDER DIVISION 5 OF PART 9

OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1	Definitions

(1)	In this Plan of Arrangement, any capitalized term used herein and not defined in this Section 1.1(1) will have the meaning ascribed thereto in the Business Combination Agreement. Unless the context otherwise requires, the following words and phrases used in this Plan of Arrangement will have the meanings hereinafter set out:

“Affected Person” has the meaning ascribed thereto in Section 7.1(1).

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time.

“Broker” has the meaning ascribed thereto in Section 7.1(2)(a).

“Business Combination Agreement” means the business combination agreement dated as of March 9, 2020 between Torque, Frankly and WinView, among others, together with the Schedules attached thereto and the Frankly Disclosure Letter, WinView Disclosure Letter and Torque Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario, Vancouver, British Columbia, New York, New York or San Francisco, California

“Closing Certificate” means a certificate in the form attached hereto as Appendix A which, when signed by an authorized representative of each of the Parties, will constitute acknowledgement by the Parties that this Plan of Arrangement has been implemented to their respective satisfaction.

“Court” means the British Columbia Supreme Court.

“Depositary” means such Person as Torque may appoint to act as depositary for Frankly Shares in relation to the Frankly Arrangement, with the approval of Frankly, acting reasonably.

“Dissent Procedures” has the meaning ascribed thereto in Section 4.1(1).

“Dissent Rights” means the rights of dissent exercisable by registered Frankly Shareholders in respect of the Frankly Arrangement described in Section 4.1(1) hereto.

“Dissenter” means a registered Frankly Shareholder who has duly exercised a Dissent Right and who is ultimately entitled to be paid the fair value of the Frankly Shares held by such registered Frankly Shareholder.

“Dissenting Shares” has the meaning ascribed thereto in Section 4.1(2).

“Effective Date” means the date upon which the Frankly Arrangement and the WinView Merger become effective.

“Effective Time” means the time that the Frankly Arrangement and the WinView Merger become effective on the Effective Date.

“Final Order” means, solely with respect to the Frankly Arrangement, the final order of the Court made pursuant to Section 291 of the BCBCA, after a hearing upon the fairness of the terms and conditions of the Frankly Arrangement, in a form acceptable to Frankly, Torque and WinView, each acting reasonably, approving the Frankly Arrangement, as such order may be amended by the Court (with the consent of Frankly, WinView and Torque, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or dismissed, as affirmed or as amended (provided that any such amendment is acceptable to Frankly, WinView and Torque, each acting reasonably) on appeal.

“Frankly” means Frankly Inc., a corporation existing under the laws of the Province of British Columbia.

“Frankly Arrangement” means an arrangement under Part 9, Division 5 of the BCBCA, on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the terms of the Business Combination Agreement and the provisions of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of Frankly, Torque and WinView, each acting reasonably.

“Frankly Circular” means the notice of the Frankly Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to Frankly Shareholders in connection with the Frankly Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Business Combination Agreement.

“Frankly Consideration” means the consideration to be received by the Frankly Shareholders pursuant to this Plan of Arrangement, consisting of one (1) Torque Share for each Frankly Share, subject to adjustment in the manner and in the circumstances contemplated in Section 2.10 of the Business Combination Agreement, on the basis set out in this Plan of Arrangement.

“Frankly Incentive Plan” means the amended and restated equity incentive plan approved by Frankly Shareholders on October 16, 2019, as amended by the board of directors of Frankly on March 6, 2020.

“Frankly Meeting” means the special meeting of Frankly Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Business Combination Agreement, to be called and held in accordance with the Interim Order to consider the Frankly Resolution and for any other purpose as may be set out in the Frankly Circular and agreed to in writing by Torque and WinView, each acting reasonably.

“Frankly Optionholders” means the holders of Frankly Options.

“Frankly Options” means the outstanding options to purchase Frankly Shares issued pursuant to the Frankly Incentive Plan.

“Frankly Resolution” means the special resolution of Frankly Shareholders approving this Plan of Arrangement.

“Frankly RSUholders” means the holders of Frankly RSUs.

“Frankly RSUs” means the outstanding restricted stock units to acquire Frankly Shares issued pursuant to the Frankly Incentive Plan.

“Frankly Shareholders” means the registered or beneficial holders of Frankly Shares, as the context requires, except that with respect to Dissent Rights, Frankly Shareholders refers only to registered shareholders.

“Frankly Shares” means the common shares in the authorized share structure of Frankly.

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange, including the TSX-V.

“Interim Order” means, solely with respect to the Frankly Arrangement, the interim order of the Court, providing for, among other things, the calling and holding of the Frankly Meeting, as such order may be amended by the Court with the consent of Frankly, WinView and Torque, each acting reasonably.

“In-The-Money Amount” in respect of a stock option or a restricted stock unit means the amount, if any, by which the aggregate fair market value at that time of the securities subject to the option exceeds the aggregate exercise price of the option.

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, notice, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended.

“Letter of Transmittal” means the letter of transmittal to be delivered by Frankly to the Frankly Shareholders for use in connection with the Frankly Arrangement.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

“Parties” means Frankly, WinView and Torque, and “Party” means any one of them.

“Person” means an individual, corporation, partnership, limited liability company, association, company, joint venture, estate, trust, association other entity or organization of any kind or nature, including a Governmental Entity or arbitrator (public or private).

“Plan of Arrangement” means this plan of arrangement, subject to any amendments or variations hereto made in accordance with Section 9.1 of the Business Combination Agreement or Section 6.1 hereto, or made at the direction of the Court in the Final Order with the prior written consent of Frankly, WinView and Torque, each acting reasonably.

“Registrar” means the Registrar of Companies appointed pursuant to Section 400 of the BCBCA.

“Replacement Option” has the meaning ascribed thereto in Section 3.1(1)(c); “Replacement RSU” has the meaning ascribed thereto in Section 3.1(1)(d); “Tax Act” means the Income Tax Act (Canada).

“Torque” means Torque Esports Corp., a corporation existing under the laws of the Province of Ontario.

“Torque Share” means a common share in the capital of Torque.

“WinView” means WinView, Inc., a corporation existing under the law of the State of Delaware.

“Withholding Obligation” has the meaning ascribed thereto in Section 7.1(1).

1.2	Interpretation Not Affected by Headings

The headings contained in this Plan of Arrangement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof’, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular Article, Section or Subsection hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3	Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.4	Number and Gender

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular include the plural and vice versa, and words importing gender include all genders and neuter.

1.5	References to Persons and Statutes

A reference to a Person includes any successor to that Person. Any reference to a statute or to a rule of a self-regulatory organization, including any stock exchange, refers to such statute or rule, and all rules and regulations, administrative policy statements, instruments, blanket orders, notices, directions and rulings issued or adopted under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

1.6	Currency

Unless otherwise stated in this Plan of Arrangement, all references herein to amounts of money are expressed in lawful money of Canada.

1.7	Computation of Time

A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

1.8	Time References

Time shall be of the essence in every matter or action contemplated hereunder. References to time are to Pacific time.

1.9	Including

The word “including” means “including, without limiting the generality of the foregoing”.

ARTICLE 2

BUSINESS COMBINATION AGREEMENT; EFFECTIVENESS

2.1	Effectiveness

(1)	This Plan of Arrangement and the Frankly Arrangement are made pursuant to and subject to the provisions of the Business Combination Agreement.

(2)	This Plan of Arrangement will become effective as at the Effective Time and will be binding (without any further authorization, act or formality on the part of the Court, the Registrar, or any other Person) from and after the Effective Time on Frankly, the holders of Frankly Shares, Frankly Options and Frankly RSUs, Torque and the Depositary.

(3)	As at and from the time set out in Section 3.1(b) hereof:

(a)	Frankly will be a wholly-owned subsidiary of Torque;

(b)	the rights of creditors against the property and interests of Frankly will be unimpaired by the Frankly Arrangement; and

(c)	Frankly Shareholders, other than Dissenters, will hold Torque Shares in replacement for their Frankly Shares, as provided by the Plan of Arrangement.

ARTICLE 3

THE FRANKLY ARRANGEMENT

3.1	Frankly Arrangement

(1)	At the Effective Time each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at one minute intervals starting at the Effective Time:

(a)	each Frankly Share outstanding immediately prior to the Effective Time held by a Frankly Shareholder in respect of which Dissent Rights have been validly exercised will be deemed to have been transferred without any further act or formality to Frankly for cancellation, free and clear of any Liens, and such Frankly Shareholder will cease to be the registered holder of such Dissenting Shares and will cease to have any rights as registered holders of such Frankly Shares other than the right to be paid by Frankly, out of its separate assets, fair value for such Dissenting Shares as set out in Section 4.1(2), and such Frankly Shareholder’s name will be removed as the registered holder of such Dissenting Shares from the central securities register of holders of Frankly Shares maintained by or on behalf of Frankly, and Frankly will be deemed to be the transferee of such Dissenting Shares, free and clear of any Liens, and such Dissenting Shares will be cancelled and returned to treasury of Frankly;

(b)	each issued and outstanding Frankly Share (other than any Frankly Share in respect of which a Frankly Shareholder has validly exercised his, her or its Dissent Right) will be transferred to, and acquired by Torque, without any act or formality on the part of the holder of such Frankly Share or Torque, free and clear of all Liens, in exchange for the applicable Frankly Consideration, provided that the aggregate number of Torque Shares payable to any one Frankly Shareholder, if calculated to include a fraction of a Frankly Share, will be rounded down to the nearest whole Torque Share, with no consideration being paid for the fractional share, such Frankly Shareholder will cease to be the holder of such Frankly Shares and the name of each such Frankly Shareholder will be removed from the central securities register of holders of Frankly Shares and added to the register of holders of Torque Shares, and Torque will be recorded as the registered holder of such Frankly Shares so exchanged and will be deemed to be the legal and beneficial owner thereof;

(c)	each Frankly Option which is outstanding and has not been duly exercised prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Frankly Incentive Plan, shall be deemed to be unconditionally vested and exercisable in full, and such Frankly Option will be exchanged for an option (each, a “Replacement Option”) to purchase from Torque such number of Torque Shares (rounded down to the nearest whole share) as is equal to the number of Frankly Shares subject to such Frankly Option as adjusted pursuant to Section 2.10 of the Business Combination Agreement. Each Replacement Option shall provide for an exercise price per Torque Share (rounded up to the nearest whole cent) equal to the exercise price per Frankly Share that would otherwise be payable pursuant to the Frankly Option it replaces. All other terms and conditions of the Replacement Options, including the term to expiry, conditions to and manner of exercising, will remain the same and shall be governed by the terms of the Frankly Incentive Plan and any certificate or option agreement previously evidencing the Frankly Option shall thereafter evidence and be deemed to evidence such Replacement Option. It is intended that subsection 7(1.4) of the Tax Act apply to such exchange of options. Accordingly, and notwithstanding the foregoing, if required, the exercise price of a Replacement Option will be increased such that the In The Money Amount of the Replacement Option immediately after the exchange does not exceed the In The Money Amount of the Frankly Option immediately before the exchange;

(d)	each Frankly RSU which is outstanding prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Frankly Incentive Plan, will be exchanged for a restricted stock unit (each, a “Replacement RSU”) to acquire from Torque such number of Torque Shares (rounded down to the nearest whole share) as is equal to the number of Frankly Shares subject to such Frankly RSU as adjusted pursuant to Section 2.10 of the Business Combination Agreement. All terms and conditions of the Replacement RSUs will remain the same and shall be governed by the terms of the Frankly Incentive Plan and any certificate or restricted stock unit agreement previously evidencing the Frankly RSU shall thereafter evidence and be deemed to evidence such Replacement RSU;

(2)	The Frankly Consideration shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Torque Shares or Frankly Shares, other than stock dividends paid in lieu of ordinary course dividends), consolidation, reorganization, recapitalization or other like change with respect to Torque Shares or the Frankly Shares occurring after the date of the Business Combination Agreement and prior to the Effective Time.

ARTICLE 4

RIGHTS OF DISSENT

4.1	Dissent Rights

(1)	Registered holders of Frankly Shares may exercise rights of dissent (the “Dissent Rights”) in connection with the Frankly Arrangement pursuant to the Interim Order and in the manner set forth in sections 237 to 247 of the BCBCA (collectively, the “Dissent Procedures”), provided that the written notice setting forth the objection of such registered Frankly Shareholder to the Frankly Arrangement contemplated by Section 242 of the BCBCA must be received by Frankly not later than 4:30 p.m. (Vancouver time) on the Business Day that is two (2) Business Days before the Frankly Meeting.

(2)	Frankly Shareholders who duly and validly exercise Dissent Rights with respect to their Frankly Shares (“Dissenting Shares”) and who:

(a)	are ultimately entitled to be paid fair value for their Dissenting Shares will be deemed to have transferred their Dissenting Shares to Frankly under Section 3.1(1)(a) and shall be paid an amount equal to such fair value by Frankly out of its separate assets; or

(b)	for any reason are ultimately not entitled to be paid fair value for their Dissenting Shares, will be deemed to have participated in the Frankly Arrangement on the same basis as a non-dissenting Frankly Shareholder and will receive Torque Shares on the same basis as every other non-dissenting Frankly Shareholder;

but in no case will Frankly or Torque be required to recognize such persons as holding Frankly Shares on or after the Effective Date. For greater certainty, in no case shall Frankly, Torque or any other Person be required to recognize Dissenting Shareholders as Frankly Shareholders after the Effective Time, and the names of such Dissenting Shareholders shall be deleted from the central securities register of holders of Frankly Shares as of the Effective Time.

(3)	In addition to any other restrictions set forth in the BCBCA, none of the following shall be entitled to exercise Dissent Rights:

(a)	Frankly Shareholders who vote, or who have instructed a proxyholder to vote, in favour of the Frankly Resolution;

(b)	Frankly Optionholders; and

(c)	Frankly RSUholders.

ARTICLE 5

DELIVERY OF CONSIDERATION

5.1	Delivery of Shares

(1)	Prior to the Effective Time, Torque will deposit the Torque Shares with the Depositary to satisfy the Frankly Consideration issuable to the Frankly Shareholders pursuant to this Plan of Arrangement (other than with respect to Dissenting Shares held by Dissenters who have not withdrawn their notice of objection).

(2)	After the Effective Time, certificates formerly representing Frankly Shares which are held by a Frankly Shareholder other than Dissenting Shares, will represent only the right to receive the Frankly Consideration issuable therefor pursuant to this Article 5 in accordance with the terms of this Plan of Arrangement.

(3)	No dividends or other distributions declared or made after the Effective Time with respect to the Torque Shares with a record date on or after the Effective Date will be payable or paid to the holder of any unsurrendered certificate or certificates for Frankly Shares which, immediately prior to the Effective Date, represented outstanding Frankly Shares, until the surrender of certificates for Frankly Shares in exchange for the Frankly Consideration issuable therefor pursuant to the terms of this Plan of Arrangement. Subject to applicable Law and to Section 5.1 hereof, at the time of such surrender, there shall, in addition to the delivery of Frankly Consideration to which such Frankly Shareholder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Torque Shares.

(4)	As soon as reasonably practicable after the Effective Date (subject to Section 5.2), the Depositary will forward to each Frankly Shareholder that submitted a duly completed Letter of Transmittal to the Depositary, together with the certificate (if any) representing the Frankly Shares held by such Frankly Shareholder, the certificates representing the Torque Shares issued to such Frankly Shareholder pursuant to Section 3.1(1)(b), which shares will be registered in such name or names as set out in the Letter of Transmittal and either (i) delivered to the address or addresses as such Frankly Shareholder directed in their Letter of Transmittal or (ii) made available for pick up at the offices of the Depositary in accordance with the instructions of the Frankly Shareholder in the Letter of Transmittal.

(5)	Frankly Shareholders that did not submit an effective Letter of Transmittal prior to the Effective Date may take delivery of the Frankly Consideration issuable to them by delivering the certificates representing Frankly Shares formerly held by them to the Depositary at the offices indicated in the Letter of Transmittal. Such certificates must be accompanied by a duly completed Letter of Transmittal, together with such other documents as the Depositary may require. Certificates representing the Torque Shares issued to such Frankly Shareholder pursuant to this Plan of Arrangement will be registered in such name or names as set out in the Letter of Transmittal and either (i) delivered to the address or addresses as such Frankly Shareholder directed in their Letter of Transmittal or (ii) made available for pick up at the offices of the Depositary in accordance with the instructions of the Frankly Shareholder in the Letter of Transmittal, as soon as reasonably practicable after receipt by the Depositary of the required certificates and documents.

(6)	Any certificate which immediately prior to the Effective Time represented outstanding Frankly Shares and which has not been surrendered, with all other instruments required by this Article 5, on or prior to the sixth anniversary of the Effective Date, will cease to represent any claim against or interest of any kind or nature in Frankly, Torque or the Depositary.

5.2	Lost Certificates

(1)	In the event any certificate, which immediately before the Effective Time represented one or more outstanding Frankly Shares that was exchanged pursuant to this Plan of Arrangement, is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Frankly Consideration to which such Person is entitled in respect of the Frankly Shares represented by such lost, stolen, or destroyed certificate pursuant to this Plan of Arrangement deliverable in accordance with such Person’s Letter of Transmittal.

(2)	When authorizing such delivery of Torque Shares that such holder is entitled to receive in exchange for any lost, stolen or destroyed certificate, the Person to whom such Torque Shares are to be delivered shall, as a condition precedent to the delivery of such Torque Shares, give a bond satisfactory to Torque and the Depositary in such sum as Torque and the Depositary may direct and indemnify Torque and the Depositary in a manner satisfactory to Torque and the Depositary, against any claim that may be made against Torque or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

ARTICLE 6

AMENDMENT

6.1	Amendment

(1)	Frankly, WinView and Torque may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification or supplement must be approved by Frankly, WinView and Torque, each acting reasonably, and, if made following the Frankly Meeting, approved by the Court and communicated to Frankly Shareholders and others as may be required by the Interim Order in the manner required by the Court (if so required).

(2)	Any amendment, modification or supplement to this Plan of Arrangement which is directed by the Court following the Frankly Meeting shall be effective only if (i) it is consented to in writing by Frankly, WinView and Torque, each acting reasonably, and (ii) if required by the Court, it is consented to by Frankly Shareholders in the manner directed by the Court.

(3)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Frankly or by Torque at any time prior to the Frankly Meeting, provided that Frankly, WinView and Torque shall each have consented thereto in writing, with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Frankly Meeting in accordance with the Interim Order, shall become part of this Plan of Arrangement for all purposes.

(4)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Business Combination Agreement.

(5)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Frankly, provided that it concerns a matter which, in the reasonable opinion of Frankly, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interest of any former Frankly Shareholder.

ARTICLE 7

WITHHOLDING TAX

7.1	Withholding Tax

(1)	Torque, Frankly and the Depositary, as the case may be, shall be entitled to deduct or withhold from any amounts contemplated to be payable to any Frankly Shareholder, Frankly Optionholder or Frankly RSUholder under this Plan of Arrangement (an “Affected Person”) such amounts as are required to be deducted or withheld with respect to such payment (a “Withholding Obligation”) under the Tax Act or any other provision of federal, provincial, territorial, state, local or foreign tax Law, in each case, as amended, and shall remit or cause to be remitted the amount so deducted or withheld to the appropriate Governmental Entity. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes as having been paid to the recipient of the payment in respect of which such deduction or withholding was made, provided that such deducted or withheld amounts are actually remitted in accordance with applicable law to the appropriate taxing authority.

(2)	Each of Frankly, Torque and the Depositary shall also have the right to:

(a)	deduct, withhold and sell, or direct Torque, Frankly or the Depositary to deduct, withhold and sell through a broker (the “Broker”), and on behalf of any Affected Person; or

(b)	require the Affected Person to irrevocably direct the sale through a Broker and irrevocably direct the Broker pay the proceeds of such sale to Torque, Frankly or the Depositary as appropriate (and, in the absence of such irrevocable direction, the Affected Person shall be deemed to have provided such irrevocable direction), such number of Torque Shares delivered or deliverable to such Affected Person pursuant to this Plan of Arrangement as is necessary to produce sale proceeds (after deducting commissions payable to the Broker and other costs and expenses) sufficient to fund any Withholding Obligations. Any such sale of Torque Shares shall be effected on a public market and as soon as practicable following the Effective Date. None of Torque, Frankly, the Depositary or the Broker will be liable for any loss arising out of any sale of such Torque Shares, including any loss relating to the manner or timing of such sales, the prices at which the Torque Shares are sold or otherwise.

ARTICLE 8

PARAMOUNTCY

8.1	Paramountcy

(1)	From and after the Effective Time:

(a)	this Plan of Arrangement shall take precedence and priority over any and all rights related to the Frankly Incentive Plan, Frankly Options, Frankly RSUs and Frankly Shares outstanding prior to the Effective Time;

(b)	the rights and obligations of Frankly Shareholders, Frankly Optionholders, Frankly RSUholders and any trustee and transfer agent therefor, shall be solely as provided for in this Plan of Arrangement; and

(c)	all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to the Frankly Shares, Frankly Options or Frankly RSUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 9

FURTHER ASSURANCES

9.1	Further Assurances

(1)	Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and be deemed to have occurred in the order set out herein without any further authorization, act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to implement this Plan of Arrangement and to further document or evidence any of the transactions or events set out herein.

**********

Appendix “A” to the Plan of Arrangement – Closing Certificate

Re:	Business Combination Agreement dated March 9, 2020 between Torque Esports Corp., Frankly Inc. and WinView, Inc., among others (the “Business Combination Agreement”)

Defined terms used but not defined in this certificate shall have the meaning ascribed thereto in the Business Combination Agreement.

Each of the undersigned hereby confirms that the undersigned is satisfied that the conditions precedent to its respective obligations to complete the Business Combination Agreement have been satisfied and that the Frankly Arrangement and WinView Merger are completed as of _________ (a.m./p.m. Vancouver local time) (the “Effective Time”) on _________, 2020 (the “Effective Date”).

TORQUE ESPORTS CORP.

Name:
Title:

FRANKLY INC.

Name:
Title:

WINVIEW, INC.

Name:
Title:

Schedule B

FRANKLY RESOLUTION

1.	The arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving Frankly Inc., a corporation existing under the laws of the Province of British Columbia (“Frankly”) and certain of its securityholders, pursuant to the business combination agreement between Frankly, WinView, Inc. and Torque Esports Corp., among others, dated March 9, 2020, as it may be modified, supplemented or amended from time to time in accordance with its terms (the “Business Combination Agreement”), as more particularly described and set forth in the management information circular of Frankly dated March __, 2020 (the “Circular”), and all transactions contemplated thereby (collectively, the “Business Combination”), are hereby authorized, approved and adopted.

2.	The plan of arrangement of Frankly, involving Frankly and certain of its securityholders and implementing the Arrangement, as it has been or may be modified, supplemented or amended in accordance with the Business Combination Agreement and its terms (the “Plan of Arrangement”), the full text of which is set out as Appendix “B” to the Circular, is hereby authorized, approved and adopted.

3.	The: (i) Business Combination Agreement and all the transactions contemplated therein; (ii) actions of the directors of Frankly in approving the Arrangement, the Business Combination as a whole and the Business Combination Agreement; and (iii) actions of the directors and officers of Frankly in executing and delivering the Business Combination Agreement and any modifications, supplements or amendments thereto, and causing the performance by Frankly of its obligations thereunder, are hereby ratified, confirmed and approved.

4.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the holders of common shares of Frankly (the “Frankly Shareholders”) or that the Arrangement has been approved by the British Columbia Supreme Court, the directors of Frankly are hereby authorized and empowered, without further notice to or approval of Frankly Shareholders:

(a)	to amend, modify or supplement the Business Combination Agreement or the Plan of Arrangement to the extent permitted by their terms; and

(b)	subject to the terms of the Business Combination Agreement, not to proceed with the Arrangement and any related transactions.

5.	Any officer or director of Frankly is hereby authorized and directed, for and on behalf of Frankly, to execute, whether under corporate seal of Frankly or otherwise, and to deliver any records, information or other documents required by the Registrar under the BCBCA in accordance with the Business Combination Agreement.

6.	Any officer or director of Frankly is hereby authorized and directed, for and on behalf of Frankly, to execute or cause to be executed and to deliver or cause to be delivered, whether under corporate seal of Frankly or otherwise, all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person’s opinion, may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of any such other document or instrument or the doing of any such other act or thing.

SCHEDULE C

WINVIEW RESOLUTION

RESOLUTIONS OF

THE BOARD OF DIRECTORS OF

WINVIEW, INC.

1.	Approval of Merger.

WHEREAS, Torque Esports Corp., a corporation existing under the laws of the Province of Ontario (“Torque”), Frankly Inc., a corporation existing under the laws of the Province of British Columbia (“Frankly”) and WinView, Inc., a corporation existing under the laws of the State of Delaware (the “Company”), have been engaged in negotiations regarding a proposed business combination transaction;

WHEREAS, the Board of Directors of the Company (the “Board”) has fully considered the amount and type of merger consideration and other terms and conditions of the proposed business combination with Torque and Frankly pursuant to that certain Business Combination Agreement by and among Torque, Engine Merger Sub Inc., a corporation existing under the laws of the State of Delaware and a wholly owned subsidiary of Torque (“Merger Sub”), Frankly, and the Company (collectively with all the schedules, exhibits and attachments thereto, the “Business Combination Agreement”), pursuant to which Merger Sub will merge with and into the Company and the Company shall be the surviving company (the “Surviving Corporation”) and become a wholly-owned subsidiary of Torque (such merger, the “Merger”) in exchange for the shares of common stock of Torque, subject to the terms and conditions set forth in the Business Combination Agreement;

WHEREAS, the Business Combination Agreement contemplates that the Company will enter into certain related agreements in connection with the Transactions, including, without limitation, the Certificate of Merger in the form attached to the Business Combination Agreement as Exhibit A (the “Certificate of Merger”) and certain other agreements, if any, as contemplated in the Business Combination Agreement (collectively, the “Related Agreements”);

WHEREAS, capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Business Combination Agreement;

WHEREAS, in connection with evaluating the Merger, the Business Combination Agreement, and the Related Agreements, the Board considered a number of factors, including: (i) the market for the Company’s products and services and competition among current and potential providers of such products and services; (ii) the business, operations, financial condition, competitive position and prospects of the Company; (iii) current economic, industry and market conditions affecting the Company; (iv) the prospects of the Company as a stand-alone entity; (v) the ability of the Company to carry on its business if the Merger is not consummated; (vi) the potential for other third parties to enter into strategic relationships with the Company; (vii) the type and amount of consideration proposed to be paid by Torque in the Merger; (viii) the Board’s fiduciary duties to the stockholders of the Company; (ix) the potential impact of the Merger on the Company’s employees, users and customers; (x) the Company’s projected financial results and cash flows, and the Company’s financing needs in the future; (xi) the strategic outreach by the Company and its advisors and the results of such strategic outreach, including alternative proposals; (xii) the terms of the Business Combination Agreement and the Related Agreements, including, among others, tax treatment and the conditions to the parties’ obligations to consummate the Merger; (xiii) the likelihood of realizing superior benefits through alternative business strategies (including continuing as a privately-held, stand-alone entity, alternative proposals and other merger prospects or consummating an initial public offering of the Company’s securities, and the associated risks of delay, non-consummation or unavailability thereof); (xiv) the tax implications of the Merger to the Company’s stockholders; and (xv) the risks involved with the Merger, including (a) the possibility that the Merger might not be consummated, (b) the risk that the other benefits sought to be achieved by the Merger might not be achieved, and (c) the risks involved with delays in the consummation of Merger;

WHEREAS, in connection with the Merger, the Company will prepare an information statement, providing notice of the transaction under the General Corporation Law of the State of Delaware (the “DGCL”) and notice of appraisal rights to the stockholders of the Company;

WHEREAS, each member of the Board is aware of the material facts related to the Merger, the Business Combination Agreement and the other transactions contemplated thereby and has had an adequate opportunity to ask questions regarding, and investigate the nature of, the relationships and/or interests of the stockholders and other security holders of the Company with and in the Company in connection with the Merger, the Business Combination Agreement and the other transactions contemplated thereby;

WHEREAS, the directors are aware of the following:

(a) Tom Rogers (i) is the Chairman of the Board, (ii) is the Chairman of the Board of Frankly, (iii) is a holder, directly or indirectly, of common shares and restricted share units of Frankly, (iv) is a holder, directly or indirectly, of WinView Notes, WinView Preferred Stock, WinView Options and WinView Warrants, will receive, or have a contingent right to receive, a portion of the consideration payable as a result of the Merger pursuant to, and in accordance with, the terms of the Business Combination Agreement, and (v) will be the Chairman of the board of directors of Torque after the Closing.

(b) Steve Goodroe (i) is a director of WinView, and (ii) is a holder, directly or indirectly, of WinView Notes, WinView Preferred Stock, WinView Options and WinView Warrants, will receive, or have a contingent right to receive, a portion of the consideration payable as a result of the Merger pursuant to, and in accordance with, the terms of the Business Combination Agreement.

(c) Bryan Jacoboski (i) is a director of WinView, and (ii) is a holder, directly or indirectly, of WinView Notes, WinView Preferred Stock, WinView Options and WinView Warrants, will receive, or have a contingent right to receive, a portion of the consideration payable as a result of the Merger pursuant to, and in accordance with, the terms of the Business Combination Agreement.

(d) Jake Maas (i) is a director of WinView, and (ii) is a holder, directly or indirectly, of WinView Notes, WinView Preferred Stock and WinView Warrants and, other than in his capacity as a holder of WinView Warrants, will receive, or have a contingent right to receive, a portion of the consideration payable as a result of the Merger pursuant to, and in accordance with, the terms of the Business Combination Agreement.

(e) Hank Ratner (i) is a director of WinView, and (ii) is a holder, directly or indirectly, of WinView Notes, WinView Preferred Stock, WinView Options and WinView Warrants, will receive, or have a contingent right to receive, a portion of the consideration payable as a result of the Merger pursuant to, and in accordance with, the terms of the Business Combination Agreement.

(f) Eric Vaughn (i) is a director of WinView, and (ii) is a holder of WinView Options and will have a contingent right to receive a portion of the consideration payable as a result of the Merger pursuant to, and in accordance with, the terms of the Business Combination Agreement.

(g) Alan Pavlish (i) is the acting Chief Executive Officer of WinView, and (ii) is a holder of WinView Options and will have a contingent right to receive a portion of the consideration payable as a result of the Merger pursuant to, and in accordance with, the terms of the Business Combination Agreement.

(h) Mark Richman (i) is the Chief Financial Officer of WinView, and (ii) is a holder of WinView Options and will have a contingent right to receive a portion of the consideration payable as a result of the Merger pursuant to, and in accordance with, the terms of the Business Combination Agreement.

WHEREAS, the undersigned are aware of the material facts related to the Merger and have had an adequate opportunity to ask questions regarding, and investigate the nature of the relationships and/or interests of Tom Rogers, Steve Goodroe, Bryan Jacoboski, Jake Maas, Hank Ratner, Eric Vaughan, Alan Pavlish and Mark Richman with and in the Company in connection with the Merger; and

WHEREAS, after careful consideration, the Board deems it advisable to adopt and approve the Business Combination Agreement, to proceed with the Merger and to enter into definitive agreements with respect to the Merger, to recommend the stockholders adopt the Business Combination Agreement, and that the Company take all such additional actions, including the actions set forth below, in connection with and in furtherance of the Merger and the other transactions contemplated by the Business Combination Agreement.

NOW, THEREFORE, BE IT RESOLVED, that the Board hereby approves, and declares advisable, the consummation of the Merger subject to and on the terms set forth in the Business Combination Agreement;

RESOLVED FURTHER, the Board hereby determines that the Business Combination Agreement and the transactions contemplated thereby are fair to, advisable and in the best interests of the Company and its stockholders;

RESOLVED FURTHER, that the Business Combination Agreement, in the form attached hereto as Exhibit B, together with all exhibits, schedules and attachments thereto, and the Related Agreements and the transactions contemplated thereby, be, and it and they hereby are, adopted and approved;

RESOLVED FURTHER, that the officers of the Company be, and each of them acting alone hereby is, authorized, empowered and directed, in the name of and on behalf of the Company, to generally take any and all actions necessary or advisable to solicit proxies and/or written consents from the stockholders of the Company in connection with the approval and adoption of the Business Combination Agreement and the transactions contemplated thereby;

RESOLVED FURTHER, that the proper officers of the Company be, and each of them acting alone hereby is, authorized and directed, in the name of and on behalf of the Company, to execute and deliver the Business Combination Agreement and the Related Agreements in the name of and on behalf of the Company, with such modifications thereto as the proper officers of the Company deem necessary, advisable or appropriate, the approval of such modifications to be conclusively evidenced by the execution and delivery thereof;

RESOLVED FURTHER, that the proper officers of the Company be, and each of them acting alone hereby is, authorized and directed, in the name of and on behalf of the Company, to execute and deliver such amendments, waivers or consents to the Business Combination Agreement and the Related Agreements in the name of and on behalf of the Company, as the proper officers deem necessary, advisable or appropriate, such approval to be conclusively evidenced by the execution and delivery of such amendment, waiver or consent;

RESOLVED FURTHER, that the prior actions of the Company’s management team with respect to negotiating the Merger and the Business Combination Agreement are hereby ratified, confirmed and approved;

RESOLVED FURTHER, that the Board directs that the Business Combination Agreement and the Related Agreements, and the transactions contemplated thereby, be submitted for the approval of the Company’s stockholders as promptly as practicable and recommends that the stockholders of the Company vote in favor of the adoption of the Business Combination Agreement and the Related Agreements, the transactions contemplated thereby and the Merger;

RESOLVED FURTHER, that the officers of the Company, and each of them with full authority to act without the others, are hereby authorized to provide such notices as are required by Section 262 of the DGCL (and Section 1301 of the California Corporations Code, if applicable) to those stockholders of the Company who are entitled to exercise appraisal rights and/or dissenters’ rights with respect to the Merger; and

RESOLVED FURTHER, that, subject to the receipt of stockholder approval of the Business Combination Agreement in accordance with Section 251 of the DGCL and the Company’s Amended and Restated Certificate of Incorporation, as amended, the officers of the Company be, and each of them acting alone hereby is, authorized, empowered and directed to execute and file, at the Closing, the appropriate documents with the Secretary of State of the State of Delaware to effect the Merger, including, but not limited to, the Certificate of Merger and all attachments thereto.

2.	Regulatory Filings.

RESOLVED, that the Board hereby adopts, ratifies, confirms and approves all actions taken and things done and actions to be taken and things to be done, in connection with the Merger and the other transactions contemplated by the Business Combination Agreement and the Related Agreements, by the officers of the Company, including the preparation, execution and filing of any and all documents, reports, notifications and materials, if any, required by any U.S. or foreign government, agency, authority or organization having jurisdiction over the Merger and the other transactions contemplated by the Business Combination Agreement and the Related Agreements as may be necessary or advisable, if at all, to obtain any regulatory approval (including for early termination of any applicable waiting periods) or consents of third parties required in connection with the Merger.

3.	Treatment of WinView Notes.

WHEREAS, pursuant to the Business Combination Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of any party to the Business Combination Agreement or any WinView Securityholder, each WinView Note that is outstanding immediately prior to the Effective Time and for which no election to be converted into shares of WinView Capital Stock has been made will be canceled and extinguished and automatically converted into the right of the applicable holder thereof to receive the WinView Note Repayment Shares, subject to the terms and conditions of the Business Combination Agreement.

NOW, THEREFORE, BE IT RESOLVED, that the treatment of the WinView Notes as set forth in the Business Combination Agreement, including, but not limited to, the provisions of Section 3.6 of the Business Combination Agreement, is hereby approved; and

RESOLVED FURTHER, that the officers of the Company and other employees of the Company be, and they hereby are, authorized and directed, jointly and severally, in the name and on behalf of the Company, to prepare, execute and deliver any and all amendments, notices, agreements and other documents, take any and all steps and do any and all things which they may deem necessary or advisable in order to effectuate the purposes of the foregoing resolutions.

4.	Treatment of WinView Capital Stock.

WHEREAS, pursuant to the Business Combination Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of any party to the Business Combination Agreement or any WinView Securityholder, each share of WinView Preferred Stock that is issued and outstanding immediately prior to the Effective Time and for which no election to be converted into shares of WinView Common Stock has been made (excluding any Dissenting Shares) will be canceled and extinguished and automatically converted into the right to receive (i) its pro rata portion of the Net WinView Stock Consideration, and (ii) the Per Share Preferred Contingent Consideration, if any, subject to the terms and conditions of the Business Combination Agreement;

WHEREAS, pursuant to the Business Combination Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of any party to the Business Combination Agreement or any WinView Securityholder, each share of WinView Common Stock (excluding any Dissenting Shares) will be canceled and extinguished and automatically converted into the right to receive the Per Share Common Contingent Consideration, if any, subject to the terms and conditions of the Business Combination Agreement; and

WHEREAS, pursuant to the Business Combination Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of any party to the Business Combination Agreement or any WinView Securityholder, each share of WinView Capital Stock held in the treasury of WinView immediately prior to the Effective Time will be canceled and extinguished at the Effective Time without any conversion thereof and no payment or distribution will be made with respect thereto.

NOW, THEREFORE, BE IT RESOLVED, that the treatment of such WinView Capital Stock as set forth in the Business Combination Agreement, including, but not limited to, the provisions of Section 3.7 of the Business Combination Agreement, is hereby approved; and

RESOLVED FURTHER, that the officers of the Company and other employees of the Company be, and they hereby are, authorized and directed, jointly and severally, in the name and on behalf of the Company, to prepare, execute and deliver any and all amendments, notices, agreements and other documents, take any and all steps and do any and all things which they may deem necessary or advisable in order to effectuate the purposes of the foregoing resolutions.

5.	Treatment of WinView Options.

WHEREAS, each outstanding WinView Option immediately prior to the Effective Time, whether vested or unvested, shall be canceled and extinguished and automatically converted into the right of the holder thereof to receive the Contingent Consideration, if any, payable to such holder (which, for the avoidance of doubt, will be payable to such holder in cash) pursuant to the Contingent Consideration Allocation.

NOW, THEREFORE, BE IT RESOLVED, that the treatment of WinView Options as set forth in the Business Combination Agreement, including, but not limited to, the provisions of Section 3.8 of the Business Combination Agreement, is hereby approved; and

RESOLVED FURTHER, that the officers of the Company and other employees of the Company be, and they hereby are, authorized and directed, jointly and severally, in the name and on behalf of the Company, to prepare, execute and deliver any and all amendments, notices, agreements and other documents, take any and all steps and do any and all things which they may deem necessary or advisable in order to effectuate the purposes of the foregoing resolutions.

6.	Treatment of WinView Warrants.

WHEREAS, pursuant to the Business Combination Agreement, no outstanding WinView Warrants shall be assumed, continued or substituted by Torque or the Surviving Corporation. Any WinView Warrant (excluding any WinView Net Exercise Warrant) that is not exercised prior to the Effective Time shall immediately expire and be canceled at the Effective Time and no consideration shall be paid therefor; and

WHEREAS, pursuant to the Business Combination Agreement, each outstanding WinView Net Exercise Warrant immediately prior to the Effective Time will be canceled and automatically converted into the right of the holder thereof to receive the Contingent Consideration, if any, payable to such holder (which, for the avoidance of doubt, shall be payable to such holder in cash) pursuant to the Contingent Consideration Allocation.

NOW, THEREFORE, BE IT RESOLVED, that the treatment of the WinView Warrants as set forth in the Business Combination Agreement, including, but not limited to, the provisions of Section 3.9 of the Business Combination Agreement, is hereby approved; and

RESOLVED FURTHER, that the officers of the Company and other employees of the Company be, and they hereby are, authorized and directed, jointly and severally, in the name and on behalf of the Company, to prepare, execute and deliver any and all amendments, notices, agreements and other documents, take any and all steps and do any and all things which they may deem necessary or advisable in order to effectuate the purposes of the foregoing resolutions.

7.	Contingent Termination of Agreements.

WHEREAS, it is in the best interests of the Company to, contingent upon the Closing and to be effective no later than the Effective Time, terminate the agreements set forth on Exhibit C hereto (the “Terminated Agreements”).

NOW, THEREFORE, BE IT RESOLVED, that the termination of the Terminated Agreements be and hereby is approved, contingent upon the Closing and to be effective no later than the Effective Time.

8.	Payment of Fees.

RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed, for and on behalf of the Company, to pay all fees incurred by the Company in connection with the Business Combination Agreement, any agreements related as specified by the Business Combination Agreement, and the Merger.

9.	Approval of Certificate of Amendment of Amended and Restated Certificate of Incorporation.

WHEREAS, in connection with the Merger, the Board deems it advisable and in the best interests of the Company and its stockholders to amend the Company’s Amended and Restated Certificate of Incorporation as currently in effect (the “Current Certificate”) pursuant to the Certificate of Amendment of Amended and Restated Certificate of Incorporation, in the form of which is attached as Exhibit D hereto (the “Certificate of Amendment”), to permit the allocation of merger consideration as contemplated in the Business Combination Agreement.

NOW, THEREFORE, BE IT RESOLVED, that the form, terms and provisions of the Certificate of Amendment are approved, adopted and confirmed.

RESOLVED FURTHER, that the Current Certificate be amended as set forth in the Certificate of Amendment.

RESOLVED FURTHER, that the appropriate officers of the Company are authorized to solicit and obtain the approval of the Company’s stockholders of the Certificate of Amendment and, upon receipt of such approval, empowered to execute the Certificate of Amendment and take all such action as such officers deem necessary or advisable to file the Certificate of Amendment with the Secretary of State of the State of Delaware and to cause the Amended and Certificate of Amendment to become effective.

RESOLVED FURTHER, that the appropriate officers may, at any time prior to the filing of the Certificate of Amendment with the Secretary of State of the State of Delaware, abandon the Certificate of Amendment.

10.	Authorization and Appointment of WinView Securityholder Representative.

WHEREAS, in connection with the Merger, it is contemplated that a current director of the Company be authorized and appointed the representative and attorney-in-fact (with full power of substitution) for each of the WinView Securityholders.

RESOLVED, that the authorization and appointment of the director of the Company as the WinView Securityholder Representative is hereby approved in all respects.

11.	General.

RESOLVED FURTHER, that the officers of the Company be, and each of them acting alone hereby is, authorized and directed, in the name of and on behalf of the Company, to pay any and all fees and expenses incurred by the Company in connection with the Business Combination Agreement, the Merger and the other actions authorized by these resolutions, including, without limitation, the expenses and fees of the Company’s legal advisors;

RESOLVED FURTHER, that the officers of the Company be, and each of them acting alone hereby is, authorized and directed, in the name of and on behalf of the Company, to take such further actions as they or any of them may deem necessary or appropriate in order to effectuate the purpose and intent of the foregoing resolutions; and

RESOLVED FURTHER, that the authority given in these resolutions is retroactive and any and all acts performed before the passage of these resolutions in connection with the Business Combination Agreement, the Merger, and the other agreements, documents and instruments executed in connection therewith or set forth in these resolutions, are hereby ratified and affirmed.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, each of the undersigned has executed these Resolutions of the Board of Directors. These Resolutions of the Board of Directors may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same instrument. These Resolutions of the Board of Directors shall be filed with the books and records of the Company. Any copy, facsimile or other reliable reproduction of this action may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used.

Board of Directors:

ABSTAIN	Date: ____________
Tom Rogers

Stephen W. Goodroe	Date: ____________

Bryan R. Jacoboski	Date: ____________

Jake Maas	Date: ____________

Hank J. Ratner	Date: ____________

Eric Vaughan	Date: ____________

EXHIBIT A

CERTIFICATE OF MERGER

CERTIFICATE OF MERGER

MERGING

ENGINE MERGER SUB INC.

A DELAWARE CORPORATION

WITH AND INTO

WINVIEW, INC.

A DELAWARE CORPORATION

Pursuant to Section 251 of the

General Corporation Law of the State of Delaware

WinView, Inc., a Delaware corporation (the “Company”), does hereby certify as follows:

FIRST: Each of the constituent corporations, the Company and Engine Merger Sub Inc., a Delaware corporation (“Merger Sub”), is a corporation duly organized and existing under the laws of the State of Delaware.

SECOND: The Business Combination Agreement, dated as of March 9, 2020, by and among the Company, Torque Esports Corp., a corporation existing under the laws of the Province of Ontario (“Torque”), Merger Sub, a wholly owned subsidiary of Torque, and Frankly Inc., a corporation existing under the laws of the Province of British Columbia, setting forth the terms and conditions of the merger of Merger Sub with and into the Company (the “Merger”), has been approved, adopted, executed and acknowledged by each of the constituent corporations in accordance with Section 251 and Section 228 of the General Corporation Law of the State of Delaware.

THIRD: The name of the surviving corporation in the Merger (the “Surviving Corporation”) is WinView, Inc.

FOURTH: The Certificate of Incorporation of the Surviving Corporation shall be amended in its entirety to read as set forth in Exhibit A hereto.

FIFTH: An executed copy of the Business Combination Agreement is on file at the principal place of business of the Surviving Corporation at the following address:

WinView, Inc.

370 Convention Way, Suite 102

Redwood City, CA 94063

SIXTH: A copy of the Business Combination Agreement will be furnished by the Surviving Corporation, on request and without cost, to any stockholder of either constituent corporation.

SEVENTH: The Merger shall become effective upon the filing of this Certificate of Merger with the Secretary of State of the State of Delaware.

[signature page follows]

IN WITNESS WHEREOF, the Company has caused this Certificate of Merger to be executed in its corporate name as of _________, 2020.

WINVIEW, INC.

By:
Name:	Alan Pavlish
Title:	Acting Chief Executive Officer

[SIGNATURE PAGE TO CERTIFICATE OF MERGER]

EXHIBIT A

THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

WINVIEW, INC.

A DELAWARE CORPORATION

I.

The name of this corporation is WinView, Inc. (the “Corporation”).

II.

The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801 and the name of the registered agent of the Corporation in the State of Delaware at such address is The Corporation Trust Company.

III.

The purpose of this Corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law (“DGCL”).

IV.

This Corporation is authorized to issue the following classes of stock:

A. A class to be designated as Common Stock; the total number of shares of Common Stock presently authorized is 1,000, each having a par value of $0.001.

B. A class to be designated as Class 1 Preferred Stock; the total number of shares of Class 1 Preferred Stock presently authorized is 1; each share of Class 1 Preferred Stock will be redeemable by the holder thereof for an amount equal to the amount paid up on the shares of Merger Sub immediately prior to the filing of the Certificate of Merger (the “Redemption Amount”); each share of Class 1 Preferred Stock will entitle the holder to one vote at all meetings of shareholders of the Corporation; upon the liquidation, dissolution or winding-up of the Corporation, the holder of each share of Class 1 Preferred Stock then outstanding will be entitled to receive the Redemption Amount, in priority to the rights of holders of any other class of shares of the Corporation, and will not be entitled to further participate in the profits or assets of the Corporation.

V.

A. The management of the business and the conduct of the affairs of the Corporation shall be vested in its Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed by the Board of Directors in the manner provided in the Bylaws.

B. The Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the Corporation. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the Corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by this Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the Bylaws of the Corporation.

VI.

A. The liability of the directors for monetary damages shall be eliminated to the fullest extent under applicable law. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

B. Any repeal or modification of this Article VI shall be prospective and shall not affect the rights under this Article VI in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

VII.

A. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) agents of the Corporation (and any other persons to which the DGCL permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL, subject only to limits created by applicable provisions of the DGCL (statutory or non-statutory), with respect to actions for breach of duty to the Corporation, its stockholders, and others.

B. Any amendment, repeal or modification of the foregoing provisions of this Article VII shall not adversely affect any right or protection of a director, officer, agent, or other person existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

VIII.

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this reservation.

*   *   *   *

EXHIBIT B

BUSINESS COMBINATION AGREEMENT

EXHIBIT C

TERMINATED AGREEMENTS

Stockholders’ Rights Agreement, dated as of April 21, 2016, by and among WinView, Inc., the persons and entities listed on Exhibit A thereto.

Amended and Restated Stockholders’ Rights Agreement, dated as of April 27, 2017, by and among WinView, Inc. and the persons and entities listed on Exhibit A thereto, as amended by that certain Amendment No. 1 to Amended and Restated Stockholders’ Rights Agreement, dated as of March 9, 2018, by and among the investors party thereto.

Right of First Refusal and Co-Sale Agreement, dated as of April 27, 2017, by and among WinView, Inc., the individuals and entities listed on Exhibit A thereto and the individuals listed on Exhibit B thereto.

EXHIBIT D

CERTIFICATE OF AMENDMENT OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

WinView, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), certifies that:

1. The name of the Corporation is WinView, Inc. The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on December 2, 2008.

2. This Certificate of Amendment to the Amended and Restated Certificate of Incorporation was duly adopted in accordance with Section 242 of the Delaware General Corporation Law, with the approval of such amendment by the Corporation’s stockholders having been given by written consent without a meeting in accordance with Sections 228 and 242 of the Delaware General Corporation Law, and amends the provisions of the Corporation’s Amended and Restated Certificate of Incorporation, as currently in effect.

3. Section 3(e) of Article V of the Amended and Restated Certificate of Incorporation is hereby amended to add a new subsection (iii) as follows:

“(iii) notwithstanding any other provision of this Section 3(e), the allocation of merger consideration in accordance with that certain Business Combination Agreement, dated on or about March 9, 2020, by and among Torque Esports Corp., a corporation organized under the laws of the Province of Ontario (“Torque”), Engine Merger Sub Inc., a corporation existing under the laws of the State of Delaware and a wholly owned subsidiary of Torque, Frankly Inc., a corporation existing under the laws of the Province of British Columbia, and the Corporation shall satisfy any requirements under this Section 3(e) of the Amended and Restated Certificate of Incorporation.”

IN WITNESS WHEREOF, this Certificate of Amendment has been signed by Alan Pavlish, a duly authorized officer of the Corporation on ________, 2020.

WINVIEW, INC.

By:
Alan Pavlish
Chief Executive Officer

Schedule D

REPRESENTATIONS AND WARRANTIES of FRANKLY

1.1	Representations and Warranties

Except (i) to the extent that such representations and warranties are qualified by the Frankly Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made; provided, however, that any such qualification shall also apply to any other section, subsection, paragraph or subparagraph to the extent that its relevance is reasonably apparent upon reading the disclosure), or (ii) as disclosed in the Frankly Filings in documents filed prior to the date hereof (but (A) without giving effect to any amendment thereof filed on or after the date hereof and (B) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), but only to the extent (1) such documents are publicly available on SEDAR and (2) the relevance of the applicable disclosure as an exception to the applicable representations and warranties would be reasonably apparent to an individual who has read that disclosure and such representations and warranties, Frankly hereby represents and warrants to and in favour of Torque and WinView as follows, and acknowledges that Torque and WinView are relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)	Organization and Qualification. Frankly and each of its Subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power, authority and capacity to own its material property and assets as now owned and to carry on its business as it is now being conducted. Frankly and each of its Subsidiaries:

(i)	has all material Permits necessary to conduct its business substantially as now conducted as disclosed in the Frankly Filings, except where the failure to hold or comply with such Permits would not, individually or in the aggregate, have a Material Adverse Effect; and

(ii)	is duly registered or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not individually or in the aggregate have a Material Adverse Effect.

(b)	Authority. As of the date hereof, the Frankly Board, after consultation with its financial and legal advisors, has determined that the Transaction is in the best interests of Frankly and has unanimously (with Tom Rogers declaring his interests in the Transaction and abstaining from voting) resolved to recommend that Frankly Shareholders vote in favour of the Frankly Resolution. The Frankly Board has approved the Transaction and the execution and performance of this Agreement. Frankly has the requisite corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Frankly and the performance by Frankly of its obligations under this Agreement have been duly authorized by the Frankly Board and no other corporate proceedings on its part are necessary to authorize this Agreement. This Agreement has been duly executed and delivered by Frankly and constitutes a legal, valid and binding obligation of Frankly, enforceable against Frankly in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other applicable Laws relating to or affecting rights of creditors generally and subject to the qualification that equitable remedies, including specific performance, are discretionary.

D-2

(c)	Capitalization.

(i)	The authorized share capital of Frankly consists of an unlimited number of Frankly Shares and an unlimited number of Class A restricted voting shares of Frankly. As of the close of business on March 5, 2020, there are issued and outstanding 30,813,758 Frankly Shares and nil Class A restricted voting shares of Frankly. As of the close of business on March 5, 2020, an aggregate of up to 960,640 Frankly Shares are issuable upon the exercise of the same number of Frankly Options, an aggregate of up to 1,374,719 Frankly Shares are issuable upon the vesting of the same number of Frankly RSUs, an aggregate of up to 13,978,155 Frankly Shares are issuable upon the exercise of the same number of Frankly Warrants, and, except as disclosed in Section 1.1(c)(i) of the Frankly Disclosure Letter, there are no other options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by Frankly of any securities of Frankly (including Frankly Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Frankly (including Frankly Shares) or of any Subsidiary of Frankly. Other than the Frankly Shares, the Frankly Options, the Frankly RSUs and the Frankly Warrants, there are no securities of Frankly outstanding.

(ii)	Section 1.1(c)(ii) of the Frankly Disclosure Letter sets forth an accurate and complete list of all Frankly Options, Frankly RSUs and Frankly Warrants, including the respective holders, grant dates, number Frankly Shares issuable, as the case may be, vesting dates, where applicable, and exercise prices. All outstanding Frankly Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Frankly Shares issuable upon the exercise or vesting of Frankly Options, Frankly RSUs and Frankly Warrants in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights. All securities of Frankly (including the Frankly Shares, Frankly Options, Frankly RSUs and Frankly Warrants) have been issued in compliance with all applicable Laws. Other than the Frankly Shares, Frankly Options, Frankly RSUs and Frankly Warrants, there are no securities of Frankly or of any of its Subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the shareholders of Frankly on any matter. There are no outstanding contractual or other obligations of Frankly or any Subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any of its outstanding securities. There are no outstanding bonds, debentures or other evidences of indebtedness of Frankly or any of its Subsidiaries having the right to vote with the holders of the outstanding Frankly Shares on any matters.

D-3

(d)	No Violation. The authorization, execution and delivery of this Agreement by Frankly, the completion of the transactions contemplated by this Agreement and the performance of Frankly’s obligations hereunder in accordance with the terms hereof will not:

(i)	violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or cause any indebtedness to come due before its stated maturity, or cause any credit commitment to cease to be available, or cause any payment or other obligation to be imposed on Frankly or any of its Subsidiaries, under any of the terms, conditions or provisions of:

(A)	their respective Constating Documents; or

(B)	any Permit or Material Contract to which Frankly or any of its Subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Frankly or any of its Subsidiaries is bound; or

(ii)	result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Laws applicable to Frankly or any of its Subsidiaries or any of their respective properties or assets; or

(iii)	cause the suspension or revocation of any Permit currently in effect held by Frankly or any of its Subsidiaries; or

(iv)	give rise to any rights of first refusal or trigger any change in control provisions under any note, bond, mortgage, indenture, Contract (other than with respect to any benefit of compensation arrangement with an employee, director or consultant), license, franchise or Permit to which Frankly is a party; or

(v)	result in the imposition of any Liens upon any assets of Frankly or the assets of any of its Subsidiaries.

(e)	Reporting Status and Securities Laws Matters. Frankly is a “reporting issuer” and, except as disclosed in Section 1.1(e) of the Frankly Disclosure Letter, is not on the list of reporting issuers in default under applicable Securities Laws in the provinces of Alberta, British Columbia and Ontario. No delisting, suspension of trading in or cease trading order with respect to any securities of Frankly and, to the knowledge of Frankly, no inquiry or investigation (formal or informal) of any Securities Authority, is in effect or ongoing or, to the knowledge of Frankly, expected to be implemented or undertaken.

(f)	Ownership of Subsidiaries. Section 1.1(f) of the Frankly Disclosure Letter includes complete and accurate lists of all Subsidiaries owned, directly or indirectly, by Frankly, each of which is wholly-owned. Other than with respect to any rights derived from Permitted Liens, all of the issued and outstanding shares of capital stock and other ownership interests in the Subsidiaries of Frankly are duly authorized, validly issued, fully paid and non-assessable, and all such shares and other ownership interests held directly or indirectly by Frankly are legally and beneficially owned free and clear of all Liens, and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into or exchangeable for, any such shares of capital stock or other ownership interests in or material assets or properties of any of the Subsidiaries of Frankly. There are no contracts, commitments, agreements, understandings, arrangements or restrictions which require any Subsidiaries of Frankly to issue, sell or deliver any shares in its share capital or other ownership interests, or any securities or obligations convertible into or exchangeable for, any shares of its share capital or other ownership interests. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third-party the right to acquire any shares or other ownership interests in any Subsidiaries of Frankly.

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(g)	Public Filings. Since January 1, 2017, Frankly has filed all material documents required to be filed, except as disclosed in Section 1.1(g) of the Frankly Disclosure Letter, in accordance with applicable Securities Laws in the provinces of Alberta, British Columbia and Ontario. All such documents and information filed since January 1, 2017, as of their respective dates (and the dates of any amendments thereto):

(i)	did not contain any Misrepresentation, except as have been corrected by subsequent disclosure; and

(ii)	except as disclosed in Section 1.1(g) of the Frankly Disclosure Letter, complied in all material respects with the requirements of applicable Securities Laws in the provinces of Alberta, British Columbia and Ontario, and any amendments to such documents and information required to be made have been filed on a timely basis with the Securities Authorities in the provinces of Alberta, British Columbia and Ontario or the TSX-V. Frankly has not filed any confidential material change report with any Securities Authority in the provinces of Alberta, British Columbia and Ontario that at the date of this Agreement remains confidential.

(h)	Forward-Looking Information. With respect to forward-looking information contained in Frankly’s public disclosure filings since January 1, 2017 required to be filed in accordance with applicable Securities Laws:

(i)	Frankly has a reasonable basis for the forward-looking information; and

(ii)	all material forward-looking information is identified as such, and all such documents caution users of forward-looking information that actual results may vary from the forward-looking information and identifies material risk factors that could cause actual results to differ materially from the forward-looking information, and accurately states the material factors or assumptions used to develop forward-looking information.

(i)	Financial Statements. Frankly’s audited financial statements as at and for the fiscal years ended December 31, 2018 and 2017 and unaudited financial statements as at and for the nine months ended September 30, 2019 (including the notes thereto) (collectively, the “Frankly Financial Statements”) were prepared in accordance with U.S. GAAP (except as otherwise indicated in such financial statements and the notes thereto or in the related report of Frankly’s independent auditors, and except that the unaudited Frankly Financial Statements may not contain footnotes and are subject to normal year-end adjustments, none of which individually or in the aggregate will be material in nature or amount) and fairly present in all material respects the consolidated financial position, results of operations and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of Frankly and its Subsidiaries.

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(j)	No Off-Balance Sheet Arrangements. There are no material off-balance sheet transactions, arrangements, obligations (including contingent obligations) or liabilities of Frankly or any Subsidiary which are required to be disclosed and are not disclosed or reflected in the Frankly Financial Statements.

(k)	Internal Accounting Controls. Frankly and each Subsidiary maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(l)	Accounting Policies. There has been no change in accounting policies of Frankly since December 31, 2018, other than as disclosed in the Frankly Financial Statements.

(m)	Independent Auditors. To the knowledge of Frankly, the auditors of Frankly who reported on and certified the Frankly Financial Statements are independent public accountants as required by the securities Laws of the provinces of Alberta, British Columbia and Ontario, and there has not been any “reportable event” (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) with respect to the auditors.

(n)	Title to Frankly Business Assets. Each of Frankly and its Subsidiaries owns or has the right to use all material Frankly Business Assets currently owned or used in the Frankly Business, including: (i) all Material Contracts; and (ii) all material Frankly Business Assets necessary to enable Frankly to carry on the Frankly Business as now conducted and as presently proposed to be conducted. Except as disclosed in Section 1.1(n) of the Frankly Disclosure Letter, no third party has any ownership right, title, interest in, claim in, Lien against or any other right to any material Frankly Business Assets owned by Frankly.

(o)	Compliance with Laws and Authorizations. All operations of Frankly and the Subsidiaries in respect of or in connection with the Frankly Business Assets or otherwise have been and continue to be conducted in compliance in all material respects with all applicable Laws. Frankly and the Subsidiaries have obtained and are in compliance in all material respects with all authorizations to permit them to conduct the Frankly Business as currently conducted. All of the authorizations issued to date are valid and in full force and effect and, except as disclosed in Section 1.1(o) of the Frankly Disclosure Letter, none of Frankly or any of its Subsidiaries has received any correspondence or notice from any Governmental Entity alleging or asserting material non-compliance with any applicable Laws or authorizations and Frankly does not know of any basis for any such allegation or assertion. None of Frankly or any of its Subsidiaries has received any notice of proceedings or actions relating to the revocation, suspension, limitation or modification of any authorizations or any notice advising of the refusal to grant any authorization that has been applied for or is in process of being granted and to the knowledge of Frankly there is no reason to believe that any such Governmental Entity is considering taking or would have reasonable ground to take any such action that would result in a Material Adverse Effect.

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(p)	Business Relationships. Except as disclosed in Section 1.1(p) of the Frankly Disclosure Letter: (i) all Material Contracts with third parties in connection with the Frankly Business have been entered into and are being performed by Frankly and its Subsidiaries and, to the knowledge of Frankly, by all other third parties thereto, in compliance with their terms in all material respects; (ii) there exists no actual or, to the knowledge of Frankly, threatened termination, cancellation or limitation of, or any material adverse modification or material change in, the business relationship of Frankly or its Subsidiaries, with any supplier, partner, or customer, or any group of suppliers, partners or customers whose business with or whose purchases or inventories, components, technologies, products or services provided to the business of Frankly or its Subsidiaries are individually or in the aggregate material to the assets, business, properties, operations or financial condition of Frankly (on a consolidated basis); and (iii) to the knowledge of Frankly, all such business relationships are intact and mutually cooperative, and there exists no condition or state of fact or circumstances that would prevent Frankly or its Subsidiaries from conducting such business with any such third parties in the same manner in all material respects as currently conducted or proposed to be conducted.

(q)	Privacy Protection. Each of Frankly and its Subsidiaries have security measures and safeguards in place to protect personal information against loss or theft, as well as unauthorized access, disclosure, copying, use or modification. To its knowledge, Frankly and its Subsidiaries have complied, in all material respects, with all applicable privacy legislation and neither has collected, received, stored, disclosed, transferred, used, misused or permitted unauthorized access to any information protected by privacy Laws. Frankly and its Subsidiaries limit the collection, use, disclosure and processing of personal information to the scope of the consent collected and or the contractual agreements in place governing the collection, use or disclosure of such personal information.

(r)	Intellectual Property. Frankly and its Subsidiaries own or possess the right to use all material patents, trademarks, trademark registrations, service marks, service mark registrations, trade names, copyrights, licenses, inventions, trade secrets and rights necessary for the conduct of the Frankly Business (all of which are set out in Section 1.1(r) of the Frankly Disclosure Letter) and Frankly is not aware of any claim to the contrary or any challenge by any other Person to the rights of Frankly or any its Subsidiaries with respect to the foregoing. To the knowledge of Frankly, the Frankly Business as now conducted does not, and as currently proposed to be conducted will not, infringe or conflict with in any material respect patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses or other intellectual property or franchise right of any Person. To the knowledge of Frankly, no material claim has been made against Frankly or any of its Subsidiaries alleging the infringement by Frankly or any of its Subsidiaries of any patent, trademark, service mark, trade name, copyright, trade secret, license in or other intellectual property right or franchise right of any Person.

(s)	Leased Premises. With respect to each of the Frankly Leased Premises (all of which are listed in Section 1.1(s) of the Frankly Disclosure Letter), Frankly and/or each Subsidiary occupies the Frankly Leased Premises and has the right to occupy and use the Frankly Leased Premises and each of the leases pursuant to which Frankly or any Subsidiary occupies the Frankly Leased Premises is in good standing and in full force and effect. Except as disclosed in Section 1.1(s) of the Frankly Disclosure Letter, the performance of obligations pursuant to and in compliance with the terms of this Agreement, and the completion of the Transaction, will not afford any of the parties to such leases or any other Person the right to terminate any such lease or result in any additional or more onerous obligations under such leases.

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(t)	Assets in Good Condition. All material physical Frankly Business Assets are in good operating condition and in a state of good maintenance and repair having regard to the use to which the assets are put and the age thereof, normal wear and tear excepted.

(u)	Books and Records. The financial books, records and accounts of Frankly and its Subsidiaries (during the period of time when owned by Frankly), in all material respects:

(i)	have been maintained in accordance with good business practices and in accordance with U.S. GAAP and with the accounting principles generally accepted in the country of domicile of each such entity, on a basis consistent with prior years;

(ii)	in each case accurately and fairly reflect the material transactions and dispositions of the assets of Frankly and its Subsidiaries; and

(iii)	accurately and fairly reflect the basis for the Frankly Financial Statements.

(v)	Minute Books. The minute books of each of Frankly and its Subsidiaries, which have been provided to Torque prior to the date hereof, are true and correct in all material respects, and contain the minutes of all meetings of the boards of directors, committees of the boards and shareholders and all resolutions passed by the boards of directors, committees of the boards and the shareholders.

(w)	No Undisclosed Liabilities. Frankly and its Subsidiaries have no outstanding indebtedness or liabilities and none is a party to or bound by any surety-ship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any Person, other than those specifically identified in the Frankly Financial Statements or incurred in the Ordinary Course since December 31, 2018.

(x)	No Material Change. Other than as disclosed in the Frankly Filings, since December 31, 2018, there has been no material change in respect of Frankly and its Subsidiaries taken as a whole, and the debt, business and material property of Frankly and its Subsidiaries conform in all respects to the description thereof contained in the Frankly Filings, and there has been no dividend or distribution of any kind declared, paid or made by Frankly on any Frankly Shares.

(y)	Litigation. Except as disclosed in Section 1.1(y) of the Frankly Disclosure Letter, there are no material claims, actions, suits, grievances, complaints, regulatory investigations or proceedings pending or, to the knowledge of Frankly, threatened affecting Frankly or any of its Subsidiaries or affecting any of their respective property or assets at Law or in equity before or by any non-governmental organization, community, community group, or any Governmental Entity, which if finally determined adversely to Frankly or its Subsidiaries would be expected to have a Material Adverse Effect. Neither Frankly nor any of its Subsidiaries nor their respective assets or properties is subject to any outstanding material judgment, order, writ, injunction or decree.

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(z)	Taxes.

(i)	Frankly and each of its Subsidiaries has duly and timely filed all Tax Returns required to be filed by it prior to the date hereof, except where such failure to file such Tax Return would not be expected to have a Material Adverse Effect and all such Tax Returns are complete and correct in all material respects.

(ii)	Frankly and each of its Subsidiaries has paid on a timely basis all material Taxes which are due and payable, all assessments and reassessments, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published Frankly Financial Statements.

(iii)	To the knowledge of Frankly and except as provided for in the Frankly Financial Statements, no material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of Frankly or any of its Subsidiaries which remain outstanding, and neither Frankly nor any of its Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes which remain unpaid and no such event has been asserted in writing or, to the knowledge of Frankly, threatened against Frankly or any of its Subsidiaries or any of their respective assets, that would be reasonably expected to have a Material Adverse Effect.

(iv)	To the knowledge of Frankly, no claim has been made by any Governmental Entity in a jurisdiction where Frankly or any of its Subsidiaries does not file Tax Returns that Frankly or any of its Subsidiaries is or may be subject to Tax by that jurisdiction.

(v)	To the knowledge of Frankly, there are no Liens for unpaid Taxes (other than in respect of Taxes not yet due and payable and for which adequate accruals or reserves have been established in accordance with U.S. GAAP) upon any of the assets of Frankly or any of its Subsidiaries.

(vi)	Frankly and each of its Subsidiaries has withheld or collected all amounts required to be withheld or collected by it on account of material Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

(vii)	Frankly and each of its Subsidiaries have given to Torque true, correct and complete copies of all their income and capital tax returns and statements of deficiencies for taxable periods, or transactions consummated, for the prior three years, and there are no material omissions in the foregoing.

(viii)	For the purposes of the Tax Act and any other relevant Tax purposes:

(A)	Frankly is resident in Canada; and

(B)	each Subsidiary of Frankly is resident in the jurisdiction in which it is formed, amalgamated and/or continued into and is not resident in any other country.

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(aa)	Contracts. Section 1.1(aa) of the Frankly Disclosure Letter includes a complete and accurate list of all Material Contracts to which Frankly or any of its Subsidiaries is a party which are in full force and effect as of the date hereof. All such Material Contracts disclosed in Section 1.1(aa) of the Frankly Disclosure Letter are in full force and effect, and Frankly or its Subsidiaries are entitled to all rights and benefits thereunder in accordance with the terms thereof. Frankly has made available to Torque in the Frankly Data Room true and complete copies of all Material Contracts. All of the Material Contracts are valid and binding obligations of Frankly or its Subsidiaries, as the case may be, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. Frankly and its Subsidiaries have complied in all material respects with all terms of such Material Contracts, have paid all amounts due thereunder, have not waived any rights thereunder and no material default or breach exists in respect thereof on the part of Frankly or any of its Subsidiaries or, to the knowledge of Frankly, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a material default or breach or trigger a right of termination of any of the Material Contracts. As at the date hereof, to Frankly’s knowledge, neither Frankly nor any of its Subsidiaries has received written notice that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew such Material Contract, and to the knowledge of Frankly, no such action has been threatened.

(bb)	Permits. Frankly and each of its Subsidiaries has obtained and is in compliance in all material respects with all material Permits required by applicable Laws that are necessary to conduct its current business as it is now being conducted (which for greater certainty, includes all of the Permits which are described in Section 1.1(bb) of the Frankly Disclosure Letter), except where the failure to hold or comply with such Permits would not, individually or in the aggregate, have a Material Adverse Effect.

(cc)	Regulatory.

Except as disclosed in Section 1.1(cc) of the Frankly Disclosure Letter:

(i)	Frankly and its Subsidiaries have operated and are currently operating in material compliance with all applicable Laws, including all applicable rules, regulations, guidelines and policies of any applicable Laws; and

(ii)	Frankly and its Subsidiaries have operated and are currently operating their respective businesses in compliance with all Regulatory Approvals in all material respects and have made all requisite material declarations and filings with the Governmental Entities required to keep its Permits in good standing. Frankly and its Subsidiaries have not received any written notices or other correspondence from the Governmental Entities regarding any circumstances that have existed or currently exist which would lead to a loss, suspension, or modification of, or a refusal to issue, any material Regulatory Approval relating to its activities which would reasonably be expected to materially restrict, curtail, limit or adversely affect the ability of Frankly or its Subsidiaries to operate their respective businesses.

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(dd)	Employee Benefits. Except as disclosed in Section 1.1(dd) of the Frankly Disclosure Letter, neither Frankly nor any of its Subsidiaries is party to any material Employee Plans or collective bargaining agreements.

(ee)	Labour and Employment.

(i)	Section 1.1(ee) of the Frankly Disclosure Letter sets forth a complete list of all employees of Frankly and its Subsidiaries, together with their titles, service dates, current wages, salaries or hourly rate of pay, and bonus (whether monetary or otherwise). Except as disclosed in Section 1.1(ee) of the Frankly Disclosure Letter, no such employee is on long-term disability leave, extended absence or worker’s compensation leave. All current assessments under applicable workers compensation legislation in relation to the employees listed in Section 1.1(ee) of the Frankly Disclosure Letter have been paid or accrued by Frankly and its Subsidiaries, as applicable, and Frankly and its Subsidiaries are not subject to any special or penalty assessment under such legislation which has not been paid.

(ii)	Except for those written employment contracts with employees of Frankly and any of its Subsidiaries identified in Section 1.1(ee) of the Frankly Disclosure Letter, (other than employment contracts with employees that are terminable without cause by Frankly without severance or change of control pay or benefits, in which case only the form of such employment Contract will be listed), there are no written contracts of employment entered into with any such employees. Except for those agreements or provisions described in Section 1.1(ee) of the Frankly Disclosure Letter, no employee of Frankly or of any of its Subsidiaries is party to a change of control, severance, termination, golden parachute or similar agreement or provision or would receive payments under such agreement or provision as a result of the Transaction.

(iii)	Neither Frankly nor any Subsidiary is party to any collective bargaining agreement, contract or legally binding commitment to any trade unions or employee organization or group. There are no threatened or apparent union organizing activities involving employees of Frankly or any of its Subsidiaries, nor is Frankly or any of its Subsidiaries currently negotiating any collective bargaining agreements.

(iv)	Section 1.1(ee) of the Frankly Disclosure Letter sets forth a complete list of the consulting and third-party contractor agreements as they relate to the operations of the Frankly Business, between Frankly or any of its Subsidiaries and providing for payment by Frankly or any of its Subsidiaries of amounts not less than $100,000 in the preceding 12 months (other than consulting agreements with contractors that are terminable without penalty on less than thirty (30) days’ notice, in which case only forms of such contracts will be listed, unless any such Contract provides severance or change of control pay or benefits that are, in each case, greater than required by applicable Laws). There are no material defaults or violations by Frankly or any of its Subsidiaries under any such agreements listed in Section 1.1(ee) of the Frankly Disclosure Letter, and there are no material claims or proceedings, or to the knowledge of Frankly, threatened material claims or proceedings of any kind from any such third-party contractors.

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(ff)	Compliance with Laws. Frankly and its Subsidiaries have complied in all material respects with and are not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect.

(gg)	Absence of Cease Trade Orders. No order ceasing or suspending trading in the Frankly Shares (or any of them) or any other securities of Frankly is outstanding and to the knowledge of Frankly no proceedings for this purpose have been instituted or, to the knowledge of Frankly, are pending, contemplated or threatened.

(hh)	Related Party Transactions. Except as expressly contemplated by this Agreement and as set out in Section 1.1(hh) of the Frankly Disclosure Letter, there are no Material Contracts or other transactions currently in place between Frankly or any of its Subsidiaries and:

(i)	any officer or director of Frankly or any of its Subsidiaries;

(ii)	any holder of record or beneficial owner of 10% or more of the Frankly Shares; and

(iii)	to the knowledge of Frankly, any affiliate or associate of any such officer, director, holder of record or beneficial owner.

(ii)	Expropriation. No part of the property or assets of Frankly or any of its Subsidiaries has been taken, condemned or expropriated by any Governmental Entity nor has any written notice or proceeding in respect thereof been given or commenced nor does Frankly or any of its Subsidiaries know of any intent or proposal to give such notice or commence any such proceedings.

(jj)	Registration Rights. No shareholder of Frankly has any right to compel Frankly to register or otherwise qualify the Frankly Shares (or any of them) for public sale or distribution.

(kk)	Rights of Other Persons. No Person has any right of first refusal or option to purchase or any other right of participation in any of the material properties or assets owned by Frankly or any of its Subsidiaries, or any part thereof.

(ll)	No Voting Control. Frankly is not a party to any agreement, nor to the knowledge of Frankly is there any agreement, which in any manner affects the voting control of any securities of Frankly.

(mm)	Restrictions on Business Activities. To the knowledge of Frankly, there is no arbitral award, judgment, injunction, constitutional ruling, order or decree binding upon Frankly or any of its Subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice of any of them, any acquisition or disposition of property by any of them, or the conduct of the business by any of them as currently conducted, which could reasonably be expected to have a Material Adverse Effect.

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(nn)	Brokers. Except for as disclosed in Section 1.1(nn) of the Frankly Disclosure Letter, there is no investment banker, broker, finder or other financial intermediary that has been retained by or is authorized to act on behalf of any of Frankly or its Subsidiaries who is entitled to any fee or commission from any of Frankly or its Subsidiaries in connection with the transactions contemplated hereby or will have any ongoing commitment from Frankly or its Subsidiaries after the Effective Time.

(oo)	Insurance. Each of Frankly and its Subsidiaries maintain insurance against loss of, or damage to, its assets by all insurable risks on a replacement cost basis in accordance with industry standards and such insurance coverage is in good standing in all material respects and not in default except in each case as could not reasonably be expected to have a Material Adverse Effect.

(pp)	Corrupt Practices Legislation. To the knowledge of Frankly, neither Frankly nor its Subsidiaries and affiliates, nor any of their respective officers, directors or employees acting on behalf of Frankly or any of its Subsidiaries or affiliates has taken, committed to take or been alleged to have taken any action which would cause Frankly or any of its Subsidiaries or affiliates to be in violation of the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder), the United States’ Foreign Corrupt Practices Act (and the regulations promulgated thereunder), or any applicable Law of similar effect of any other jurisdiction, and to the knowledge of Frankly no such action has been taken by any of its agents, representatives or other Persons acting on behalf of Frankly or any of its Subsidiaries or affiliates.

(qq)	Anti-Money Laundering. The operations of Frankly and each Subsidiary are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any Governmental Entity (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or Governmental Entity or any arbitrator involving Frankly or any Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of Frankly, threatened.

(rr)	Directors and Officers. To the knowledge of Frankly, none of the directors or officers of Frankly or any Subsidiary are now, or have ever been, (i) subject to an order or ruling of any Securities Authority or stock exchange prohibiting such individual from acting as a director or officer of a company, or (ii) subject to an order preventing, ceasing or suspending trading in any securities of Frankly or other company.

(ss)	No Shareholder Rights Plan. As of the date hereof, there is no shareholder rights plan, “poison pill” or anti-takeover plan in effect to which Frankly or any of its Subsidiaries is subject, party or otherwise bound that may reasonably be seen to frustrate, limit, condition or delay the transactions contemplated by this agreement.

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1.2	Exclusivity of Representations and Warranties.

(a)	Frankly, on behalf of itself and its affiliates, acknowledges and agrees that, except for the representations and warranties of Torque and WinView (each, a “Frankly Non-Reliance Party” and, collectively, the “Frankly Non-Reliance Parties”) expressly set forth in this Agreement (as such representations or warranties are modified or supplemented by the materials in the Torque Filings or the WinView Filings, as applicable): (A) no Frankly Non-Reliance Party has made any representation or warranty relating to itself, any other Frankly Non-Reliance Party or any of their respective businesses, operations or otherwise in connection with this Agreement or the Transaction; (B) no Person has been authorized by any Frankly Non-Reliance Party or any of such Frankly Non-Reliance Party’s affiliates or representatives to make any representation or warranty relating to such Frankly Non-Reliance Party or any of its businesses or operations or otherwise in connection with this Agreement or the Transaction, and if made, such representation or warranty must not be relied upon by Frankly or any of its affiliates or representatives as having been authorized by such Frankly Non-Reliance Party or any of its affiliates or representatives (or any other Person); and (C) the representations and warranties made by any Frankly Non-Reliance Party in this Agreement are in lieu of and are exclusive of all other representations and warranties, including any express or implied or as to merchantability or fitness for a particular purpose, and such Frankly Non-Reliance Party disclaims any other or implied representations or warranties, notwithstanding the delivery or disclosure to Frankly or any of its affiliates or representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements).

(b)	Frankly, on behalf of itself and its affiliates, acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement (as such representations or warranties are modified or supplemented by the materials in the Torque Filings or the WinView Filings, as applicable), it is not acting (including, as applicable, by entering into this Agreement or consummating the Transaction) in reliance on: (A) any representation or warranty, express or implied; (B) any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to Frankly or any of its affiliates or representatives, including (1) any materials or information made available to Frankly or any of its affiliates or representatives in any virtual data room or otherwise; (2) in connection with presentations by or discussion with any Frankly Non-Reliance Party’s management (whether prior to or after the date of this Agreement); or (3) in any other forum or setting; or (C) the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

Schedule E

REPRESENTATIONS AND WARRANTIES of WinVIEW

1.1	Representations and Warranties

Except to the extent that such representations and warranties are qualified by the WinView Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made; provided, however, that any such qualification shall also apply to any other section, subsection, paragraph or subparagraph to the extent that its relevance is reasonably apparent upon reading the disclosure), WinView hereby represents and warrants to and in favour of Torque and Frankly as follows, and acknowledges that Torque and Frankly are relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)	Organization and Qualification. WinView is a corporation duly incorporated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power, authority and capacity to own its material property and assets as now owned and to carry on its business as it is now being conducted. WinView:

(i)	has all material Permits necessary to conduct its business substantially as now conducted as disclosed in the WinView Filings, except where the failure to hold or comply with such Permits would not, individually or in the aggregate, have a Material Adverse Effect; and

(ii)	is duly registered or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not individually or in the aggregate have a Material Adverse Effect.

(b)	Authority. As of the date hereof, the WinView Board, after consultation with its legal advisors, has determined that the Transaction is in the best interests of WinView and has unanimously (with Tom Rogers abstaining from voting) resolved to recommend that applicable WinView Securityholders vote in favour of the WinView Resolution. The WinView Board has approved the Transaction and the execution and performance of this Agreement. WinView has the requisite corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by WinView and the performance by WinView of its obligations under this Agreement have been duly authorized by the WinView Board and no other corporate proceedings on its part are necessary to authorize this Agreement. This Agreement has been duly executed and delivered by WinView and constitutes a legal, valid and binding obligation of WinView, enforceable against WinView in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other applicable Laws relating to or affecting rights of creditors generally and subject to the qualification that equitable remedies, including specific performance, are discretionary.

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(c)	Capitalization.

(i)	As of the close of business on March 6, 2020: (1) the authorized share capital of WinView consists of 52,000,000 shares of WinView Common Stock, 10,849,066 shares of WinView Series A Preferred Stock and 10,350,934 shares of WinView Series B Preferred Stock; (2) there are issued and outstanding 6,067,605 shares of WinView Common Stock, 9,848,791 shares of WinView Series A Preferred Stock and 9,078,408 shares of WinView Series B Preferred Stock; and (3) there are an aggregate of up to 8,960,879 shares of WinView Common Stock subject to outstanding WinView Options, and an aggregate of up to 11,452,569 shares of WinView Common Stock, 1,000,275 shares of WinView Series A Preferred Stock and 3,813,523 shares of WinView Series B Preferred Stock subject to outstanding WinView Warrants. There are no other options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by WinView of any securities of WinView (including shares of WinView Common Stock), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of WinView (including shares of WinView Common Stock). Other than the WinView Shares, the WinView Options, the WinView Notes and the WinView Warrants, there are no securities of WinView outstanding.

(ii)	Section 1.1(c) of the WinView Disclosure Letter sets forth an accurate and complete list of all WinView Options, WinView Notes and WinView Warrants, including the respective holders, grant dates, number of WinView securities issuable, as the case may be, vesting dates, where applicable, and exercise prices. All outstanding WinView Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all shares of WinView Common Stock issuable upon the exercise, conversion or vesting of WinView Options, WinView Notes and WinView Warrants in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights. All securities of WinView (including the WinView Shares, WinView Options, WinView Notes and WinView Warrants) have been issued in compliance with all applicable Laws. Other than the WinView Shares, WinView Options, WinView Notes and WinView Warrants, there are no securities of WinView outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the shareholders of WinView on any matter. There are no outstanding contractual or other obligations of WinView to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any of its outstanding securities. There are no outstanding bonds, debentures or other evidences of indebtedness of WinView having the right to vote with the holders of the outstanding WinView Shares on any matters.

(d)	No Violation. Except as disclosed in Section 1.1(d) of the WinView Disclosure Letter, the authorization, execution and delivery of this Agreement by WinView, the completion of the transactions contemplated hereby and the performance of WinView’s obligations hereunder in accordance with the terms hereof will not:

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(i)	violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or cause any indebtedness to come due before its stated maturity, or cause any credit commitment to cease to be available, or cause any payment or other obligation to be imposed on WinView, under any of the terms, conditions or provisions of:

(A)	its Constating Documents; or

(B)	any Permit or Material Contract to which WinView is a party or to which it, or any of its properties or assets, may be subject or by which WinView is bound; or

(ii)	result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Laws applicable to WinView or any of its properties or assets; or

(iii)	cause the suspension or revocation of any Permit currently in effect held by WinView; or

(iv)	give rise to any rights of first refusal or trigger any change in control provisions under any note, bond, mortgage, indenture, Contract (other than with respect to any benefit or compensation arrangement with an employee, director or consultant), license, franchise or Permit to which WinView is a party; or

(v)	result in the imposition of any Liens upon any assets of WinView.

(e)	Ownership of Subsidiaries. WinView does not own, directly or indirectly, any Subsidiaries.

(f)	Financial Statements. Except as disclosed in Section 1.1(f) of the WinView Disclosure Letter, WinView’s unaudited financial statements as at and for the fiscal years ended December 31, 2018 and 2017 and unaudited financial statements as at and for the nine months ended September 30, 2019 (including the notes thereto) (collectively, the “WinView Financial Statements”) were prepared in accordance with U.S. GAAP (except (i) for the absence of footnotes thereto, (ii) as otherwise indicated in such financial statements, and (iii) that the unaudited WinView Financial Statements are subject to normal year-end adjustments, none of which individually or in the aggregate will be material in nature or amount) and fairly present in all material respects the consolidated financial position, results of operations and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of WinView.

(g)	No Off-Balance Sheet Arrangements. There are no material off-balance sheet transactions, arrangements, obligations (including contingent obligations) or liabilities of WinView which are required to be disclosed and are not disclosed or reflected in the WinView Financial Statements.

(h)	Internal Accounting Controls. Except as disclosed in Section 1.1(h) of the WinView Disclosure Letter, WinView maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

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(i)	Accounting Policies. There has been no change in accounting policies of WinView since December 31, 2018.

(j)	Independent Auditors. To the knowledge of WinView, the auditors of WinView who reported on and certified the WinView Financial Statements are independent public accountants.

(k)	Title to WinView Business Assets. WinView owns or has the right to use all material WinView Business Assets currently owned or used in the WinView Business, including: (i) all Material Contracts; and (ii) all material WinView Business Assets necessary to enable WinView to carry on the WinView Business as now conducted and as presently proposed to be conducted. No third party has any ownership right, title, interest in, claim in, Lien against or any other right to any material WinView Business Assets owned by WinView.

(l)	Compliance with Laws and Authorizations. All operations of WinView in respect of or in connection with the WinView Business Assets or otherwise have been and continue to be conducted in compliance in all material respects with all applicable Laws. WinView has obtained and is in compliance in all material respects with all authorizations to permit it to conduct the WinView Business as currently conducted. All of the authorizations issued to date are valid and in full force and effect and WinView has not received any correspondence or notice from any Governmental Entity alleging or asserting material non-compliance with any applicable Laws or authorizations and WinView does not know of any basis for any such allegation or assertion. WinView has not received any notice of proceedings or actions relating to the revocation, suspension, limitation or modification of any authorizations or any notice advising of the refusal to grant any authorization that has been applied for or is in process of being granted and to the knowledge of WinView there is no reason to believe that any such Governmental Entity is considering taking or would have reasonable ground to take any such action that would result in a Material Adverse Effect.

(m)	Business Relationships. Except as disclosed in Section 1.1(m) of the WinView Disclosure Letter: (i) all Material Contracts with third parties in connection with the WinView Business have been entered into and are being performed by WinView and, to the knowledge of WinView, by all other third parties thereto, in compliance with their terms in all material respects; (ii) there exists no actual or, to the knowledge of WinView, threatened termination, cancellation or limitation of, or any material adverse modification or material change in, the business relationship of WinView, with any supplier, partner, or customer, or any group of suppliers, partners or customers whose business with or whose purchases or inventories, components, technologies, products or services provided to the business of WinView are individually or in the aggregate material to the assets, business, properties, operations or financial condition of WinView; and (iii) to the knowledge of WinView, all such business relationships are intact and mutually cooperative, and there exists no condition or state of fact or circumstances that would prevent WinView from conducting such business with any such third parties in the same manner in all material respects as currently conducted or proposed to be conducted.

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(n)	Privacy Protection. WinView has security measures and safeguards in place to protect personal information against loss or theft, as well as unauthorized access, disclosure, copying, use or modification. To its knowledge, WinView has complied, in all material respects, with all applicable privacy legislation and neither has collected, received, stored, disclosed, transferred, used, misused or permitted unauthorized access to any information protected by privacy Laws. WinView limits the collection, use, disclosure and processing of personal information to the scope of the consent collected and or the contractual agreements in place governing the collection, use or disclosure of such personal information.

(o)	Intellectual Property. Except as disclosed in Section 1.1(r) of the WinView Disclosure Letter: (i) WinView owns or possesses the right to use all material patents, trademarks, trademark registrations, service marks, service mark registrations, trade names, copyrights, licenses, inventions, trade secrets and rights necessary for the conduct of the WinView Business (all of which are included or referenced in the WinView Filings) and WinView is not aware of any claim to the contrary or any challenge by any other Person to the rights of WinView with respect to the foregoing; (ii) to the knowledge of WinView, the WinView Business as now conducted does not, and as currently proposed to be conducted will not, infringe or conflict with in any material respect patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses or other intellectual property or franchise right of any Person; and (iii) to the knowledge of WinView, no material claim has been made against WinView alleging the infringement by WinView of any patent, trademark, service mark, trade name, copyright, trade secret, license in or other intellectual property right or franchise right of any Person.

(p)	Leased Premises. With respect to each of the WinView Leased Premises (all of which are listed in Section 1.1(p) of the WinView Disclosure Letter), WinView occupies the WinView Leased Premises and has the right to occupy and use the WinView Leased Premises and each of the leases pursuant to which WinView occupies the WinView Leased Premises is in good standing and in full force and effect. The performance of obligations pursuant to and in compliance with the terms of this Agreement, and the completion of the Transaction, will not afford any of the parties to such leases or any other Person the right to terminate any such lease or result in any additional or more onerous obligations under such leases.

(q)	Assets in Good Condition. All material physical WinView Business Assets are in good operating condition and in a state of good maintenance and repair having regard to the use to which the assets are put and the age thereof, normal wear and tear excepted.

(r)	Books and Records. Except as disclosed in Section 1.1(r) of the WinView Disclosure Letter, the financial books, records and accounts of WinView, in all material respects:

(i)	have been maintained in accordance with good business practices and in accordance with U.S. GAAP and with the accounting principles generally accepted in the country of domicile of each such entity, on a basis consistent with prior years;

(ii)	in each case accurately and fairly reflect the material transactions and dispositions of the assets of WinView; and

(iii)	accurately and fairly reflect the basis for the WinView Financial Statements.

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(s)	Minute Books. The minute books of WinView, which have been provided to Torque prior to the date hereof, are true and correct in all material respects, and contain the minutes of all meetings of the boards of directors, committees of the boards and shareholders and all resolutions passed by the boards of directors, committees of the boards and the shareholders.

(t)	No Undisclosed Liabilities. WinView has no outstanding indebtedness or liabilities and is not a party to or bound by any surety-ship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any Person, other than those specifically identified in the WinView Financial Statements, the WinView Disclosure Letter or incurred in the Ordinary Course since December 31, 2018.

(u)	No Material Change. Except as disclosed in Section 1.1(u) of the WinView Disclosure Letter, since December 31, 2018, there has been no material change in respect of WinView, and the debt, business and material property of WinView conform in all respects to the description thereof contained in the WinView Filings, and there has been no dividend or distribution of any kind declared, paid or made by WinView on any WinView Shares.

(v)	Litigation. Except as disclosed in Section 1.1(v) of the WinView Disclosure Letter, there are no material claims, actions, suits, grievances, complaints, regulatory investigations or proceedings pending or, to the knowledge of WinView, threatened affecting WinView or affecting any of its property or assets at Law or in equity before or by any non-governmental organization, community, community group, or any Governmental Entity, which if finally determined adversely to WinView would be expected to have a Material Adverse Effect. Neither WinView nor any of its assets or properties is subject to any outstanding material judgment, order, writ, injunction or decree.

(w)	Taxes.

(i)	WinView has duly and timely filed all Tax Returns required to be filed by it prior to the date hereof, except where such failure to file such Tax Return would not be expected to have a Material Adverse Effect and all such Tax Returns are complete and correct in all material respects.

(ii)	WinView has paid on a timely basis all material Taxes which are due and payable, all assessments and reassessments, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published WinView Financial Statements.

(iii)	To the knowledge of WinView and except as provided for in the WinView Financial Statements, no material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of WinView which remain outstanding, and WinView is not a party to any action or proceeding for assessment or collection of Taxes which remain unpaid and no such event has been asserted in writing or, to the knowledge of WinView, threatened against WinView or any of its assets, that would be reasonably expected to have a Material Adverse Effect.

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(iv)	To the knowledge of WinView, no claim has been made by any Governmental Entity in a jurisdiction where WinView does not file Tax Returns that WinView is or may be subject to Tax by that jurisdiction.

(v)	To the knowledge of WinView, there are no Liens for unpaid Taxes (other than in respect of Taxes not yet due and payable and for which adequate accruals or reserves have been established in accordance with U.S. GAAP) upon any of the assets of WinView.

(vi)	WinView has withheld or collected all amounts required to be withheld or collected by it on account of material Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

(vii)	WinView has given to Torque true, correct and complete copies of all their income and capital tax returns and statements of deficiencies for taxable periods for the prior three years, and there are no material omissions in the foregoing.

(x)	Contracts. The WinView Filings include all Material Contracts to which WinView is a party which are in full force and effect as of the date hereof. All such Material Contracts are in full force and effect, and WinView is entitled to all rights and benefits thereunder in accordance with the terms thereof. WinView has made available to Torque in the WinView Filings true and complete copies of all Material Contracts. All of the Material Contracts are valid and binding obligations of WinView, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. Except as disclosed in Section 1.1(x) of the WinView Disclosure Letter, WinView has complied in all material respects with all terms of such Material Contracts, have paid all amounts due thereunder, have not waived any rights thereunder and no material default or breach exists in respect thereof on the part of WinView or, to the knowledge of WinView, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a material default or breach or trigger a right of termination of any of the Material Contracts. Except as disclosed in Section 1.1(x) of the WinView Disclosure Letter, as at the date hereof, to WinView’s knowledge, WinView has not received written notice that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew such Material Contract, and to the knowledge of WinView, no such action has been threatened.

(y)	Permits. WinView has obtained and is in compliance in all material respects with all material Permits required by applicable Laws that are necessary to conduct its current business as it is now being conducted, except where the failure to hold or comply with such Permits would not, individually or in the aggregate, have a Material Adverse Effect.

(z)	Regulatory.

(i)	WinView has operated and is currently operating in material compliance with all applicable Laws, including all applicable rules, regulations, guidelines and policies of any applicable Laws; and

(ii)	WinView has operated and is currently operating its business in compliance with all Regulatory Approvals in all material respects and has made all requisite material declarations and filings with the Governmental Entities required to keep its Permits in good standing. WinView has not received any written notices or other correspondence from the Governmental Entities regarding any circumstances that have existed or currently exist which would lead to a loss, suspension, or modification of, or a refusal to issue, any material Regulatory Approval relating to its activities which would reasonably be expected to materially restrict, curtail, limit or adversely affect the ability of WinView to operate its business.

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(aa)	Employee Benefits. Except as disclosed in Section 1.1(aa) of the WinView Disclosure Letter, WinView is not party to any material Employee Plans or collective bargaining agreements.

(bb)	Labour and Employment.

Except as disclosed in Section 1.1(bb) of the WinView Disclosure Letter:

(i)	The WinView Filings include a complete list of all employees of WinView, together with their titles, service dates, current wages, salaries or hourly rate of pay, and bonus (whether monetary or otherwise). No such employee is on long-term disability leave, extended absence or worker’s compensation leave. All current assessments under applicable workers compensation legislation in relation to WinView’s employees have been paid or accrued by WinView, and WinView is not subject to any special or penalty assessment under such legislation which has not been paid.

(ii)	The WinView Filings include all of the written employment contracts with employees of WinView (other than employment contracts with employees that are terminable at-will by WinView without severance or change of control pay or benefits, in which case only the form of such employment Contract has been included in the WinView Filings). No employee of WinView is party to a change of control, severance, termination, golden parachute or similar agreement or provision or would receive payments under such agreement or provision as a result of the Transaction.

(iii)	WinView is not party to any collective bargaining agreement, contract or legally binding commitment to any trade unions or employee organization or group. There are no threatened or apparent union organizing activities involving employees of WinView, nor is WinView currently negotiating any collective bargaining agreements.

(iv)	The WinView Filings include all consulting and third-party contractor agreements as they relate to the operations of the WinView Business to which WinView is a party and providing for payment by WinView of amounts not less than $100,000 in the preceding 12 months (other than consulting agreements with contractors that are terminable without penalty on less than thirty (30) days’ notice, in which case only forms of such contracts are included in the WinView Filings). There are no material defaults or violations by WinView under any such agreements, and there are no material claims or proceedings, or to the knowledge of WinView, threatened material claims or proceedings of any kind from any such third-party contractors.

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(cc)	Compliance with Laws. WinView has complied in all material respects with and is not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect.

(dd)	Absence of Cease Trade Orders. No order ceasing or suspending trading in the WinView Shares (or any of them) or any other securities of WinView is outstanding and to the knowledge of WinView no proceedings for this purpose have been instituted or, to the knowledge of WinView, are pending, contemplated or threatened.

(ee)	Related Party Transactions. Except as expressly contemplated by this Agreement, there are no Material Contracts or other transactions currently in place between WinView and:

(i)	any officer or director of WinView;

(ii)	any holder of record or beneficial owner of 10% or more of the WinView Shares; and

(iii)	to the knowledge of WinView, any affiliate or associate of any such officer, director, holder of record or beneficial owner.

(ff)	Expropriation. No part of the property or assets of WinView has been taken, condemned or expropriated by any Governmental Entity nor has any written notice or proceeding in respect thereof been given or commenced nor does WinView know of any intent or proposal to give such notice or commence any such proceedings.

(gg)	Registration Rights. Except as disclosed in Section 1.1(gg) of the WinView Disclosure Letter, no shareholder of WinView has any right to compel WinView to register or otherwise qualify the WinView Shares (or any of them) for public sale or distribution.

(hh)	Rights of Other Persons. Except as disclosed in Section 1.1(hh) of the WinView Disclosure Letter, no Person has any right of first refusal or option to purchase or any other right of participation in any of the material properties or assets owned by WinView, or any part thereof.

(ii)	No Voting Control. Except as disclosed in Section 1.1(ii) of the WinView Disclosure Letter, WinView is not a party to any agreement, nor to the knowledge of WinView is there any agreement, which in any manner affects the voting control of any securities of WinView.

(jj)	Restrictions on Business Activities. To the knowledge of WinView, there is no arbitral award, judgment, injunction, constitutional ruling, order or decree binding upon WinView that has or could reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice of WinView, any acquisition or disposition of property by WinView, or the conduct of the business by WinView as currently conducted, which could reasonably be expected to have a Material Adverse Effect.

(kk)	Brokers. There is no investment banker, broker, finder or other financial intermediary that has been retained by or is authorized to act on behalf of WinView who is entitled to any fee or commission from WinView in connection with the transactions contemplated hereby or will have any ongoing commitment from WinView after the Effective Time.

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(ll)	Insurance. Except as disclosed in Section 1.1(ll) of the WinView Disclosure Letter, WinView maintains insurance against loss of, or damage to, its assets by all insurable risks on a replacement cost basis in accordance with industry standards and such insurance coverage is in good standing in all material respects and not in default except in each case as could not reasonably be expected to have a Material Adverse Effect.

(mm)	Corrupt Practices Legislation. To the knowledge of WinView, neither WinView nor its affiliates, nor any of their respective officers, directors or employees acting on behalf of WinView or any of its affiliates has taken, committed to take or been alleged to have taken any action which would cause WinView or any of its affiliates to be in violation of the U.S. Foreign Corrupt Practices Act of 1977, as amended (and the regulations promulgated thereunder), or any applicable Law of similar effect of any other jurisdiction, and to the knowledge of WinView no such action has been taken by any of its agents, representatives or other Persons acting on behalf of WinView or any of its affiliates.

(nn)	Anti-Money Laundering. The operations of WinView are and have been conducted at all times in compliance with anti-money laundering Laws of the United States and the money laundering statutes of all applicable jurisdictions, including the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any Governmental Entity (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or Governmental Entity or any arbitrator involving WinView with respect to the Money Laundering Laws is pending or, to the knowledge of WinView, threatened.

(oo)	Directors and Officers. To the knowledge of WinView, none of the directors or officers of WinView are now, or have ever been, (i) subject to an order or ruling of any Securities Authority or stock exchange prohibiting such individual from acting as a director or officer of a company, or (ii) subject to an order preventing, ceasing or suspending trading in any securities of WinView or other company.

(pp)	No Shareholder Rights Plan. As of the date hereof, there is no shareholder rights plan, “poison pill” or anti-takeover plan in effect to which WinView is subject, party or otherwise bound that may reasonably be seen to frustrate, limit, condition or delay the transactions contemplated by this agreement.

1.2	Exclusivity of Representations and Warranties.

(a)	WinView, on behalf of itself and its affiliates, acknowledges and agrees that, except for the representations and warranties of Torque, Merger Sub and Frankly (each, a “WinView Non-Reliance Party” and, collectively, the “WinView Non-Reliance Parties”) expressly set forth in this Agreement (as such representations or warranties are modified or supplemented by the materials in the Torque Filings or the Frankly Filings, as applicable): (A) no WinView Non-Reliance Party has made any representation or warranty relating to itself, any other WinView Non-Reliance Party or any of their respective businesses, operations or otherwise in connection with this Agreement or the Transaction; (B) no Person has been authorized by any WinView Non-Reliance Party or any of such WinView Non-Reliance Party’s affiliates or representatives to make any representation or warranty relating to such WinView Non-Reliance Party or any of its businesses or operations or otherwise in connection with this Agreement or the Transaction, and if made, such representation or warranty must not be relied upon by WinView or any of its affiliates or representatives as having been authorized by such WinView Non-Reliance Party or any of its affiliates or representatives (or any other Person); and (C) the representations and warranties made by any WinView Non-Reliance Party in this Agreement are in lieu of and are exclusive of all other representations and warranties, including any express or implied or as to merchantability or fitness for a particular purpose, and such WinView Non-Reliance Party disclaims any other or implied representations or warranties, notwithstanding the delivery or disclosure to WinView or any of its affiliates or representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements).

(b)	WinView, on behalf of itself and its affiliates, acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement (as such representations or warranties are modified or supplemented by the materials in the Torque Filings or the Frankly Filings, as applicable), it is not acting (including, as applicable, by entering into this Agreement or consummating the Transaction) in reliance on: (A) any representation or warranty, express or implied; (B) any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to WinView or any of its affiliates or representatives, including (1) any materials or information made available to WinView or any of its affiliates or representatives in any virtual data room or otherwise; (2) in connection with presentations by or discussion with any WinView Non-Reliance Party’s management (whether prior to or after the date of this Agreement); or (3) in any other forum or setting; or (C) the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

Schedule F

REPRESENTATIONS AND WARRANTIES of TORQUE

1.1	Representations and Warranties

Except (i) to the extent that such representations and warranties are qualified by the Torque Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made; provided, however, that any such qualification shall also apply to any other section, subsection, paragraph or subparagraph to the extent that its relevance is reasonably apparent upon reading the disclosure) or (ii) as disclosed in the Torque Filings in documents filed prior to the date hereof (but (A) without giving effect to any amendment thereof filed on or after the date hereof and (B) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), but only to the extent (1) such documents are publicly available on SEDAR and (2) the relevance of the applicable disclosure as an exception to the applicable representations and warranties would be reasonably apparent to an individual who has read that disclosure and such representations and warranties, Torque hereby represents and warrants to and in favour of Frankly and WinView as follows, and acknowledges that Frankly and WinView are relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)	Organization and Qualification. Torque and each of its Subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power, authority and capacity to own its material property and assets as now owned and to carry on its business as it is now being conducted. Torque and each of its Subsidiaries:

(i)	has all material Permits necessary to conduct its business substantially as now conducted as disclosed in the Torque Filings, except where the failure to hold or comply with such Permits would not, individually or in the aggregate, have a Material Adverse Effect; and

(ii)	is duly registered or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not individually or in the aggregate have a Material Adverse Effect.

(b)	Authority. As of the date hereof, the Torque Board, after consultation with its financial and legal advisors, has determined that the Transaction is in the best interests of Torque. The Torque Board has approved the Transaction and the execution and performance of this Agreement. Torque has the requisite corporate power, authority and capacity to enter into this Agreement, and to perform its obligations hereunder. The execution and delivery of this Agreement, by Torque and the performance by Torque of its obligations under this Agreement, have been duly authorized by the Torque Board and no other corporate proceedings on its part are necessary to authorize this Agreement. This Agreement, has been duly executed and delivered by Torque and constitutes a legal, valid and binding obligation of Torque, enforceable against Torque in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other applicable Laws relating to or affecting rights of creditors generally and subject to the qualification that equitable remedies, including specific performance, are discretionary.

(c)	Capitalization.

(i)	The authorized share capital of Torque consists of an unlimited number of Torque Shares. As of the close of business on March 2, 2020, there are issued and outstanding 14,082,385 Torque Shares. As of the close of business on March 2, 2020, other than as set out in Sections 1.1(c) and 5.3 of the Torque Disclosure Letter, there are no options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by Torque of any securities of Torque (including Torque Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Torque (including Torque Shares) or of any Subsidiary of Torque. Other than as disclosed pursuant to this Section 1.1(c)(i), there are no securities of Torque outstanding.

(ii)	Section 1.1(c) of the Torque Disclosure Letter sets forth an accurate and complete list of all securities of Torque. All outstanding Torque Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Torque Shares issuable upon the exercise, conversion or vesting of Torque Options, Torque Warrants and Torque Convertible Debentures in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights. All securities of Torque (including the Torque Shares, Torque Options, Torque Warrants and Torque Convertible Debentures) have been issued in compliance with all applicable Laws. Other than the Torque Shares, Torque Options, Torque Warrants and Torque Convertible Debentures, as applicable, there are no securities of Torque or of any of its Subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the shareholders of Torque on any matter. There are no outstanding contractual or other obligations of Torque or any Subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any of its outstanding securities. There are no outstanding bonds, debentures or other evidences of indebtedness of Torque or any of its Subsidiaries having the right to vote with the holders of the outstanding Torque Shares on any matters.

(d)	No Violation. The authorization, execution and delivery of this Agreement, by Torque, the completion of the transactions contemplated by this Agreement and the performance of Torque’s obligations hereunder in accordance with the terms hereof will not:

(i)	violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or cause any indebtedness to come due before its stated maturity, or cause any credit commitment to cease to be available, or cause any payment or other obligation to be imposed on Torque or any of its Subsidiaries, under any of the terms, conditions or provisions of:

(A)	their respective Constating Documents; or

(B)	any Permit or Material Contract to which Torque or any of its Subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Torque or any of its Subsidiaries is bound; or

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(ii)	result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Laws applicable to Torque or any of its Subsidiaries or any of their respective properties or assets; or

(iii)	cause the suspension or revocation of any Permit currently in effect held by Torque or any of its Subsidiaries; or

(iv)	give rise to any rights of first refusal or trigger any change in control provisions under any note, bond, mortgage, indenture, contract, license, franchise or Permit to which Torque is a party; or

(v)	result in the imposition of any Liens upon any assets of Torque or the assets of any of its Subsidiaries.

(e)	Securities Issuable in Connection with the Transaction. The Consideration Shares to be issued pursuant to the Transaction and the Torque Shares issuable upon the exercise or vesting from time to time, as applicable, of the Frankly Options, Frankly RSUs and Frankly Warrants (or replacements thereof) in accordance with their respective terms, will, when issued and delivered, be duly and validly issued by Torque on their respective dates of issue as fully paid and non-assessable shares and will not be issued in violation of the terms of any agreement or other understanding binding upon Torque at the time that such shares are issued and will be issued in compliance with the Constating Documents of Torque and all applicable Laws. As of the Effective Date, all of the Frankly Options, Frankly RSUs and Frankly Warrants (or replacements thereof) will be outstanding as duly authorized and validly existing securities to acquire Torque Shares, which will not be issued in violation of the terms of any agreement or other understanding binding upon Torque at the time at which they are issued.

(f)	Reporting Status and Securities Laws Matters. Torque is a “reporting issuer” and not on the list of reporting issuers in default under applicable Securities Laws in the provinces of Alberta, British Columbia and Ontario. No delisting, suspension of trading in or cease trading order with respect to any securities of Torque and, to the knowledge of Torque, no inquiry or investigation (formal or informal) of any Securities Authority, is in effect or ongoing or, to the knowledge of Torque, expected to be implemented or undertaken (including with respect to Torque and any holder of any material portion of Torque Shares or Torque Debentures).

(g)	Ownership of Subsidiaries. Section 1.1(g) of the Torque Disclosure Letter includes complete and accurate lists of all Subsidiaries owned, directly or indirectly, by Torque, each of which is wholly-owned. Other than with respect to any rights derived from Permitted Liens, all of the issued and outstanding shares of capital stock and other ownership interests in the Subsidiaries of Torque are duly authorized, validly issued, fully paid and non-assessable, and all such shares and other ownership interests held directly or indirectly by Torque are legally and beneficially owned free and clear of all Liens, and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into or exchangeable for, any such shares of capital stock or other ownership interests in or material assets or properties of any of the Subsidiaries of Torque. There are no Contracts, commitments, agreements, understandings, arrangements or restrictions which require any Subsidiaries of Torque to issue, sell or deliver any shares in its share capital or other ownership interests, or any securities or obligations convertible into or exchangeable for, any shares of its share capital or other ownership interests. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third-party the right to acquire any shares or other ownership interests in any Subsidiaries of Torque.

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(h)	Public Filings. Since January 1, 2017, Torque has filed all material documents required to be filed by in accordance with applicable Securities Laws in the provinces of Alberta, British Columbia and Ontario. All such documents and information filed since January 1, 2017, as of their respective dates (and the dates of any amendments thereto):

(i)	did not contain any Misrepresentation, except as have been corrected by subsequent disclosure; and

(ii)	complied in all material respects with the requirements of applicable Securities Laws in the provinces of Alberta, British Columbia and Ontario, and any amendments to such documents and information required to be made have been filed on a timely basis with the Securities Authorities in the provinces of Alberta, British Columbia and Ontario or the TSX-V. Torque has not filed any confidential material change report with any Securities Authority in the provinces of Alberta, British Columbia and Ontario that at the date of this Agreement, remains confidential.

(i)	Forward-Looking Information. With respect to forward-looking information contained in Torque’s public disclosure filings since January 1, 2017 required to be filed in accordance with applicable Securities Laws:

(i)	Torque has a reasonable basis for the forward-looking information; and

(ii)	all material forward-looking information is identified as such, and all such documents caution users of forward-looking information that actual results may vary from the forward-looking information and identifies material risk factors that could cause actual results to differ materially from the forward-looking information, and accurately states the material factors or assumptions used to develop forward-looking information.

(j)	Financial Statements. Torque’s audited financial statements as at and for the fiscal years ended August 31, 2018 and 2017 and unaudited financial statements as at and for the nine months ended May 31, 2019 (including the notes thereto) (collectively, the “Torque Financial Statements”) were prepared in accordance with IFRS consistently applied (except as otherwise indicated in such financial statements and the notes thereto or in the related report of Torque’s independent auditors, and except that the unaudited Torque Financial Statements may not contain footnotes and are subject to normal year-end adjustments, none of which individually or in the aggregate will be material in nature or amount) and fairly present in all material respects the consolidated financial position, results of operations and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of Torque and its Subsidiaries.

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(k)	No Off-Balance Sheet Arrangements. There are no material off-balance sheet transactions, arrangements, obligations (including contingent obligations) or liabilities of Torque or any Subsidiary which are required to be disclosed and are not disclosed or reflected in the Torque Financial Statements.

(l)	Internal Accounting Controls. Torque and each Subsidiary maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(m)	Accounting Policies. There has been no change in accounting policies of Torque since August 31, 2018, other than as disclosed in the Torque Financial Statements.

(n)	Independent Auditors. To the knowledge of Torque, the auditors of Torque who reported on and certified the Torque Financial Statements are independent public accountants as required by the securities Laws of the provinces of Alberta, British Columbia and Ontario, and there has not been any “reportable event” (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) with respect to the auditors.

(o)	Title to Torque Business Assets. Each of Torque and its Subsidiaries owns or has the right to use all material Torque Business Assets currently owned or used in the Torque Business, including: (i) all Material Contracts; and (ii) all material Torque Business Assets necessary to enable Torque to carry on the Torque Business as now conducted and as presently proposed to be conducted. Except as disclosed in Section 1.1(o) of the Torque Disclosure Letter, no third party has any ownership right, title, interest in, claim in, Lien against or any other right to any material Torque Business Assets owned by Torque.

(p)	Compliance with Laws and Authorizations. All operations of Torque and the Subsidiaries in respect of or in connection with the Torque Business Assets or otherwise have been and continue to be conducted in compliance in all material respects with all applicable Laws. Torque and the Subsidiaries have obtained and are in compliance in all material respects with all authorizations to permit them to conduct the Torque Business as currently conducted. All of the authorizations issued to date are valid and in full force and effect and none of Torque or any of its Subsidiaries has received any correspondence or notice from any Governmental Entity alleging or asserting material non-compliance with any applicable Laws or authorizations and Torque does not know of any basis for any such allegation or assertion. None of Torque or any of its Subsidiaries has received any notice of proceedings or actions relating to the revocation, suspension, limitation or modification of any authorizations or any notice advising of the refusal to grant any authorization that has been applied for or is in process of being granted and to the knowledge of Torque there is no reason to believe that any such Governmental Entity is considering taking or would have reasonable ground to take any such action that would result in a Material Adverse Effect.

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(q)	Business Relationships. All Material Contracts with third parties in connection with the Torque Business have been entered into and are being performed by Torque and its Subsidiaries and, to the knowledge of Torque, by all other third parties thereto, in compliance with their terms in all material respects. There exists no actual or, to the knowledge of Torque, threatened termination, cancellation or limitation of, or any material adverse modification or material change in, the business relationship of Torque or its Subsidiaries, with any supplier, partner, or customer, or any group of suppliers, partners or customers whose business with or whose purchases or inventories, components, technologies, products or services provided to the business of Torque or its Subsidiaries are individually or in the aggregate material to the assets, business, properties, operations or financial condition of Torque (on a consolidated basis). To the knowledge of Torque, all such business relationships are intact and mutually cooperative, and there exists no condition or state of fact or circumstances that would prevent Torque or its Subsidiaries from conducting such business with any such third parties in the same manner in all material respects as currently conducted or proposed to be conducted.

(r)	Privacy Protection. Each of Torque and its Subsidiaries have security measures and safeguards in place to protect personal information against loss or theft, as well as unauthorized access, disclosure, copying, use or modification. To its knowledge, Torque and its Subsidiaries have complied, in all material respects, with all applicable privacy legislation and neither has collected, received, stored, disclosed, transferred, used, misused or permitted unauthorized access to any information protected by privacy Laws. Torque and its Subsidiaries limit the collection, use, disclosure and processing of personal information to the scope of the consent collected and or the contractual agreements in place governing the collection, use or disclosure of such personal information.

(s)	Intellectual Property. Torque and its Subsidiaries own or possess the right to use all material patents, trademarks, trademark registrations, service marks, service mark registrations, trade names, copyrights, licenses, inventions, trade secrets and rights necessary for the conduct of the Torque Business (all of which are set out in Section 1.1(s) of the Torque Disclosure Letter) and Torque is not aware of any claim to the contrary or any challenge by any other Person to the rights of Torque or any its Subsidiaries with respect to the foregoing. To the knowledge of Torque, the Torque Business as now conducted does not, and as currently proposed to be conducted will not, infringe or conflict with in any material respect patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses or other intellectual property or franchise right of any Person. To the knowledge of Torque, no material claim has been made against Torque or any of its Subsidiaries alleging the infringement by Torque or any of its Subsidiaries of any patent, trademark, service mark, trade name, copyright, trade secret, license in or other intellectual property right or franchise right of any Person.

(t)	Leased Premises. With respect to each of the Torque Leased Premises (all of which are listed in Section 1.1(t) of the Torque Disclosure Letter), Torque and/or each Subsidiary occupies the Torque Leased Premises and has the right to occupy and use the Torque Leased Premises and each of the leases pursuant to which Torque or any Subsidiary occupies the Torque Leased Premises is in good standing and in full force and effect. The performance of obligations pursuant to and in compliance with the terms of this Agreement, and the completion of the Transaction, will not afford any of the parties to such leases or any other Person the right to terminate any such lease or result in any additional or more onerous obligations under such leases.

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(u)	Assets in Good Condition. All material physical Torque Business Assets are in good operating condition and in a state of good maintenance and repair having regard to the use to which the assets are put and the age thereof, normal wear and tear excepted.

(v)	Books and Records. The financial books, records and accounts of Torque and its Subsidiaries (during the period of time when owned by Torque), in all material respects:

(i)	have been maintained in accordance with good business practices and in accordance with IFRS and with the accounting principles generally accepted in the country of domicile of each such entity, on a basis consistent with prior years;

(ii)	in each case accurately and fairly reflect the material transactions and dispositions of the assets of Torque and its Subsidiaries; and

(iii)	accurately and fairly reflect the basis for the Torque Financial Statements.

(w)	Minute Books. The minute books of each of Torque and its Subsidiaries, which have been provided to Frankly and WinView prior to the date hereof, are true and correct in all material respects, and contain the minutes of all meetings of the boards of directors, committees of the boards and shareholders and all resolutions passed by the boards of directors, committees of the boards and the shareholders.

(x)	No Undisclosed Liabilities. Torque and its Subsidiaries have no outstanding indebtedness or liabilities and none is a party to or bound by any surety-ship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any Person, other than those specifically identified in the Torque Financial Statements or incurred in the Ordinary Course since August 31, 2018.

(y)	No Material Change. Since August 31, 2018, there has been no material change in respect of Torque and its Subsidiaries taken as a whole, and the debt, business and material property of Torque and its Subsidiaries conform in all respects to the description thereof contained in the Torque Filings, and there has been no dividend or distribution of any kind declared, paid or made by Torque on any Torque Shares.

(z)	Litigation. Except as disclosed in Section 1.1(z) of the Torque Disclosure Letter, there are no material claims, actions, suits, grievances, complaints, regulatory investigations or proceedings pending or, to the knowledge of Torque, threatened affecting Torque or any of its Subsidiaries or affecting any of their respective property or assets at Law or in equity before or by any non-governmental organization, community, community group, or any Governmental Entity, which if finally determined adversely to Torque or its Subsidiaries would be expected to have a Material Adverse Effect. Except as disclosed in Section 1.1(z) of the Torque Disclosure Letter, neither Torque nor any of its Subsidiaries nor their respective assets or properties is subject to any outstanding material judgment, order, writ, injunction or decree.

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(aa)	Taxes.

(i)	Torque and each of its Subsidiaries has duly and timely filed all Tax Returns required to be filed by it prior to the date hereof, except where such failure to file such Tax Return would not be expected to have a Material Adverse Effect and all such Tax Returns are complete and correct in all material respects.

(ii)	Torque and each of its Subsidiaries has paid on a timely basis all material Taxes which are due and payable, all assessments and reassessments, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published Torque Financial Statements.

(iii)	To the knowledge of Torque and except as provided for in the Torque Financial Statements, no material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of Torque or any of its Subsidiaries which remain outstanding, and neither Torque nor any of its Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes which remain unpaid and no such event has been asserted or, to the knowledge of Torque, threatened against Torque or any of its Subsidiaries or any of their respective assets, that would be reasonably expected to have a Material Adverse Effect.

(iv)	To the knowledge of Torque, no claim has been made by any Governmental Entity in a jurisdiction where Torque or any of its Subsidiaries does not file Tax Returns that Torque or any of its Subsidiaries is or may be subject to Tax by that jurisdiction.

(v)	To the knowledge of Torque, there are no Liens for unpaid Taxes (other than in respect of Taxes not yet due and payable and for which adequate accruals or reserves have been established in accordance with IFRS) upon any of the assets of Torque or any of its Subsidiaries.

(vi)	Torque and each of its Subsidiaries has withheld or collected all amounts required to be withheld or collected by it on account of material Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

(vii)	Torque and each of its Subsidiaries have given to Frankly and WinView true, correct and complete copies of all their income and capital tax returns and statements of deficiencies for taxable periods, or transactions consummated, for the prior three years, and there are no material omissions in the foregoing.

(viii)	For the purposes of the Tax Act and any other relevant Tax purposes:

(A)	Torque is and will be after the Effective Time resident in Canada; and

(B)	each Subsidiary of Torque is resident in the jurisdiction in which it is formed, amalgamated and/or continued into and is not resident in any other country.

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(bb)	Contracts. Section 1.1(bb) of the Torque Disclosure Letter includes a complete and accurate list of all Material Contracts to which Torque or any of its Subsidiaries is a party which are in full force and effect as of the date hereof. All such Material Contracts disclosed in Section 1.1(bb) of the Torque Disclosure Letter are in full force and effect, and Torque or its Subsidiaries are entitled to all rights and benefits thereunder in accordance with the terms thereof. Torque has made available to Frankly and WinView in the Torque Data Room true and complete copies of all Material Contracts. All of the Material Contracts are valid and binding obligations of Torque or its Subsidiaries, as the case may be, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. Torque and its Subsidiaries have complied in all material respects with all terms of such Material Contracts, have paid all amounts due thereunder, have not waived any rights thereunder and no material default or breach exists in respect thereof on the part of Torque or any of its Subsidiaries or, to the knowledge of Torque, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a material default or breach or trigger a right of termination of any of the Material Contracts. As at the date hereof, to Torque’s knowledge, neither Torque nor any of its Subsidiaries has received written notice that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew such Material Contract, and to the knowledge of Torque, no such action has been threatened.

(cc)	Permits. Torque and each of its Subsidiaries has obtained and is in compliance in all material respects with all material Permits required by applicable Laws that are necessary to conduct its current business as it is now being conducted, except where the failure to hold or comply with such Permits would not, individually or in the aggregate, have a Material Adverse Effect.

(dd)	Regulatory.

(i)	Torque and its Subsidiaries have operated and are currently operating in material compliance with all applicable Laws, including all applicable rules, regulations, guidelines and policies of any applicable Laws; and

(ii)	Torque and its Subsidiaries have operated and are currently operating their respective businesses in compliance with all Regulatory Approvals in all material respects and have made all requisite material declarations and filings with the Governmental Entities required to keep its Permits in good standing. Torque and its Subsidiaries have not received any written notices or other correspondence from the Governmental Entities regarding any circumstances that have existed or currently exist which would lead to a loss, suspension, or modification of, or a refusal to issue, any material Regulatory Approval relating to its activities which would reasonably be expected to materially restrict, curtail, limit or adversely affect the ability of Torque or its Subsidiaries to operate their respective businesses.

(ee)	Compliance with Laws. Torque and its Subsidiaries have complied in all material respects with and are not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect.

(ff)	Absence of Cease Trade Orders. No order ceasing or suspending trading in the Torque Shares (or any of them) or any other securities of Torque is outstanding and to the knowledge of Torque no proceedings for this purpose have been instituted or, to the knowledge of Torque, are pending, contemplated or threatened.

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(gg)	Related Party Transactions. Except as expressly contemplated by this Agreement and as set out in Section 1.1(gg) of the Torque Disclosure Letter, there are no Material Contracts or other transactions currently in place between Torque or any of its Subsidiaries and:

(i)	any officer or director of Torque or any of its Subsidiaries;

(ii)	any holder of record or beneficial owner of 10% or more of the Torque Shares; and

(iii)	to the knowledge of Torque, any affiliate or associate of any such officer, director, holder of record or beneficial owner.

(hh)	Expropriation. No part of the property or assets of Torque or any of its Subsidiaries has been taken, condemned or expropriated by any Governmental Entity nor has any written notice or proceeding in respect thereof been given or commenced nor does Torque or any of its Subsidiaries know of any intent or proposal to give such notice or commence any such proceedings.

(ii)	Registration Rights. No shareholder of Torque has any right to compel Torque to register or otherwise qualify the Torque Shares (or any of them) for public sale or distribution.

(jj)	Rights of Other Persons. No Person has any right of first refusal or option to purchase or any other right of participation in any of the material properties or assets owned by Torque or any of its Subsidiaries, or any part thereof.

(kk)	No Voting Control. Torque is not a party to any agreement, nor to the knowledge of Torque is there any agreement, which in any manner affects the voting control of any securities of Torque.

(ll)	Restrictions on Business Activities. To the knowledge of Torque, there is no arbitral award, judgment, injunction, constitutional ruling, order or decree binding upon Torque or any of its Subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice of any of them, any acquisition or disposition of property by any of them, or the conduct of the business by any of them as currently conducted, which could reasonably be expected to have a Material Adverse Effect.

(mm)	Brokers. There is no investment banker, broker, finder or other financial intermediary that has been retained by or is authorized to act on behalf of any of Torque or its Subsidiaries who is entitled to any fee or commission from any of Torque or its Subsidiaries in connection with the transactions contemplated hereby or will have any ongoing commitment from Torque or its Subsidiaries after the Effective Time.

(nn)	Insurance. Each of Torque and its Subsidiaries maintain insurance against loss of, or damage to, its assets by all insurable risks on a replacement cost basis in accordance with industry standards and such insurance coverage is in good standing in all material respects and not in default except in each case as could not reasonably be expected to have a Material Adverse Effect.

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(oo)	Corrupt Practices Legislation. To the knowledge of Torque, neither Torque nor its Subsidiaries and affiliates, nor any of their respective officers, directors or employees acting on behalf of Torque or any of its Subsidiaries or affiliates has taken, committed to take or been alleged to have taken any action which would cause Torque or any of its Subsidiaries or affiliates to be in violation of the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder), the United States’ Foreign Corrupt Practices Act (and the regulations promulgated thereunder), or any applicable Law of similar effect of any other jurisdiction, and to the knowledge of Torque no such action has been taken by any of its agents, representatives or other Persons acting on behalf of Torque or any of its Subsidiaries or affiliates.

(pp)	Anti-Money Laundering. The operations of Torque and each Subsidiary are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any Governmental Entity (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or Governmental Entity or any arbitrator involving Torque or any Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of Torque, threatened.

(qq)	Directors and Officers. To the knowledge of Torque, none of the directors or officers of Torque or any Subsidiary are now, or have ever been, (i) subject to an order or ruling of any Securities Authority or stock exchange prohibiting such individual from acting as a director or officer of a company, or (ii) subject to an order preventing, ceasing or suspending trading in any securities of Torque or other company.

(rr)	No Shareholder Rights Plan. As of the date hereof, there is no shareholder rights plan, “poison pill” or anti-takeover plan in effect to which Torque or any of its Subsidiaries is subject, party or otherwise bound that may reasonably be seen to frustrate, limit, condition or delay the transactions contemplated by this agreement.

1.2	Exclusivity of Representations and Warranties.

(a)	Torque, on behalf of itself and its affiliates, acknowledges and agrees that, except for the representations and warranties of Frankly and WinView (each, a “Torque Non-Reliance Party” and, collectively, the “Torque Non-Reliance Parties”) expressly set forth in this Agreement (as such representations or warranties are modified or supplemented by the materials in the Frankly Filings or the WinView Filings, as applicable): (A) no Torque Non-Reliance Party has made any representation or warranty relating to itself, any other Torque Non-Reliance Party or any of their respective businesses, operations or otherwise in connection with this Agreement or the Transaction; (B) no Person has been authorized by any Torque Non-Reliance Party or any of such Torque Non-Reliance Party’s affiliates or representatives to make any representation or warranty relating to such Torque Non-Reliance Party or any of its businesses or operations or otherwise in connection with this Agreement or the Transaction, and if made, such representation or warranty must not be relied upon by Torque or any of its affiliates or representatives as having been authorized by such Torque Non-Reliance Party or any of its affiliates or representatives (or any other Person); and (C) the representations and warranties made by any Torque Non-Reliance Party in this Agreement are in lieu of and are exclusive of all other representations and warranties, including any express or implied or as to merchantability or fitness for a particular purpose, and such Torque Non-Reliance Party disclaims any other or implied representations or warranties, notwithstanding the delivery or disclosure to Torque or any of its affiliates or representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements).

(b)	Torque, on behalf of itself and its affiliates, acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement (as such representations or warranties are modified or supplemented by the materials in the Frankly Filings or the WinView Filings, as applicable), it is not acting (including, as applicable, by entering into this Agreement or consummating the Transaction) in reliance on: (A) any representation or warranty, express or implied; (B) any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to Torque or any of its affiliates or representatives, including (1) any materials or information made available to Torque or any of its affiliates or representatives in any virtual data room or otherwise; (2) in connection with presentations by or discussion with any Torque Non-Reliance Party’s management (whether prior to or after the date of this Agreement); or (3) in any other forum or setting; or (C) the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

Schedule G
JOINT REPRESENTATIONS AND WARRANTIES of TORQUE and MERGER SUB

1.1	Representations and Warranties

Except (i) to the extent that such representations and warranties are qualified by the Torque Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made; provided, however, that any such qualification shall also apply to any other section, subsection, paragraph or subparagraph to the extent that its relevance is reasonably apparent upon reading the disclosure), each of Torque and Merger Sub hereby represent and warrant to and in favour of WinView as follows, and acknowledge that WinView is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)	Organization. Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as currently conducted.

(b)	Authority and Enforceability. Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the WinView Merger. The execution, delivery and performance by Merger Sub of this Agreement and the consummation of the WinView Merger have been duly authorized by all necessary corporate action on the part of each of Torque and Merger Sub. This Agreement has been duly executed and delivered by Merger Sub and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes the valid and binding obligation of Merger Sub, enforceable against Merger Sub in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(c)	No Prior Merger Sub Operations. Torque owns all of the outstanding shares of Merger Sub, and Merger Sub was formed solely for the purpose of engaging in the WinView Merger and the other transactions contemplated thereby. Merger Sub has no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to transactions contemplated by this Agreement and, prior to the Effective Time, will not have engaged in any business activities or conducted any operations other than in connection with the WinView Merger and the transactions contemplated thereby.

(d)	No Conflicts; No Consents. The execution and delivery by Merger Sub of this Agreement and the consummation of the WinView Merger will not conflict with any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Torque or Merger Sub or any of their respective properties or assets (whether tangible or intangible). No consent, waiver, approval, order or authorization of, notice to, or registration, declaration or filing with (each, an “Approval”) any Governmental Entity or any third party is required by, or with respect to, Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the WinView Merger and the transactions contemplated thereby, except for (a) the filing of a Certificate of Merger as provided in Section 3.2 of this Agreement, (b) such Approvals as may be required under applicable securities laws or (c) as would not reasonably be expected to impede the ability of Merger Sub to consummate the transactions contemplated by this Agreement.

G-2

1.2	Exclusivity of Representations and Warranties.

(a)	Merger Sub, on behalf of itself and its affiliates, acknowledges and agrees that, except for the representations and warranties of the Torque Non-Reliance Parties expressly set forth in this Agreement (as such representations or warranties are modified or supplemented by the materials in the Frankly Filings or the WinView Filings, as applicable): (A) no Torque Non-Reliance Party has made any representation or warranty relating to itself, any other Torque Non-Reliance Party or any of their respective businesses, operations or otherwise in connection with this Agreement or the Transaction; (B) no Person has been authorized by any Torque Non-Reliance Party or any of such Torque Non-Reliance Party’s affiliates or representatives to make any representation or warranty relating to such Torque Non-Reliance Party or any of its businesses or operations or otherwise in connection with this Agreement or the Transaction, and if made, such representation or warranty must not be relied upon by Merger Sub or any of its affiliates or representatives as having been authorized by such Torque Non-Reliance Party or any of its affiliates or representatives (or any other Person); and (C) the representations and warranties made by any Torque Non-Reliance Party in this Agreement are in lieu of and are exclusive of all other representations and warranties, including any express or implied or as to merchantability or fitness for a particular purpose, and such Torque Non-Reliance Party disclaims any other or implied representations or warranties, notwithstanding the delivery or disclosure to Merger Sub or any of its affiliates or representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements).

(b)	Merger Sub, on behalf of itself and its affiliates, acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement (as such representations or warranties are modified or supplemented by the materials in the Frankly Filings or the WinView Filings, as applicable), it is not acting (including, as applicable, by entering into this Agreement or consummating the Transaction) in reliance on: (A) any representation or warranty, express or implied; (B) any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to Merger Sub or any of its affiliates or representatives, including (1) any materials or information made available to Merger Sub or any of its affiliates or representatives in any virtual data room or otherwise; (2) in connection with presentations by or discussion with any Torque Non-Reliance Party’s management (whether prior to or after the date of this Agreement); or (3) in any other forum or setting; or (C) the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

EXHIBIT A

FORM OF CERTIFICATE OF MERGER

CERTIFICATE OF MERGER

MERGING

ENGINE MERGER SUB INC.

A DELAWARE CORPORATION

WITH AND INTO

WINVIEW, INC.

A DELAWARE CORPORATION

Pursuant to Section 251 of the

General Corporation Law of the State of Delaware

WinView, Inc., a Delaware corporation (the “Company”), does hereby certify as follows:

FIRST: Each of the constituent corporations, the Company and Engine Merger Sub Inc., a Delaware corporation (“Merger Sub”), is a corporation duly organized and existing under the laws of the State of Delaware.

SECOND: The Business Combination Agreement, dated as of March 9, 2020, by and among the Company, Torque Esports Corp., a corporation existing under the laws of the Province of Ontario (“Torque”), Merger Sub, a wholly owned subsidiary of Torque, and Frankly Inc., a corporation existing under the laws of the Province of British Columbia, setting forth the terms and conditions of the merger of Merger Sub with and into the Company (the “Merger”), has been approved, adopted, executed and acknowledged by each of the constituent corporations in accordance with Section 251 and Section 228 of the General Corporation Law of the State of Delaware.

THIRD: The name of the surviving corporation in the Merger (the “Surviving Corporation”) is WinView, Inc.

FOURTH: The Certificate of Incorporation of the Surviving Corporation shall be amended in its entirety to read as set forth in Exhibit A hereto.

FIFTH: An executed copy of the Business Combination Agreement is on file at the principal place of business of the Surviving Corporation at the following address:

WinView, Inc.

370 Convention Way, Suite 102

Redwood City, CA 94063

SIXTH: A copy of the Business Combination Agreement will be furnished by the Surviving Corporation, on request and without cost, to any stockholder of either constituent corporation.

SEVENTH: The Merger shall become effective upon the filing of this Certificate of Merger with the Secretary of State of the State of Delaware.

[signature page follows]

IN WITNESS WHEREOF, the Company has caused this Certificate of Merger to be executed in its corporate name as of                         , 2020.

WINVIEW, INC.

By:
Name:	Alan Pavlish
Title:	Acting Chief Executive Officer

[SIGNATURE PAGE TO CERTIFICATE OF MERGER]

EXHIBIT A

THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

WINVIEW, INC.

A DELAWARE CORPORATION

I.

The name of this corporation is WinView, Inc. (the “Corporation”).

II.

The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801 and the name of the registered agent of the Corporation in the State of Delaware at such address is The Corporation Trust Company.

III.

The purpose of this Corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law (“DGCL”).

IV.

This Corporation is authorized to issue the following classes of stock:

A. A class to be designated as Common Stock; the total number of shares of Common Stock presently authorized is 1,000, each having a par value of $0.001.

B. A class to be designated as Class 1 Preferred Stock; the total number of shares of Class 1 Preferred Stock presently authorized is 1; each share of Class 1 Preferred Stock will be redeemable by the holder thereof for an amount equal to the amount paid up on the shares of Merger Sub immediately prior to the filing of the Certificate of Merger (the “Redemption Amount”); each share of Class 1 Preferred Stock will entitle the holder to one vote at all meetings of shareholders of the Corporation; upon the liquidation, dissolution or winding-up of the Corporation, the holder of each share of Class 1 Preferred Stock then outstanding will be entitled to receive the Redemption Amount, in priority to the rights of holders of any other class of shares of the Corporation, and will not be entitled to further participate in the profits or assets of the Corporation.

V.

A. The management of the business and the conduct of the affairs of the Corporation shall be vested in its Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed by the Board of Directors in the manner provided in the Bylaws.

B. The Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the Corporation. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the Corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by this Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the Bylaws of the Corporation.

VI.

A. The liability of the directors for monetary damages shall be eliminated to the fullest extent under applicable law. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

B. Any repeal or modification of this Article VI shall be prospective and shall not affect the rights under this Article VI in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

VII.

A. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) agents of the Corporation (and any other persons to which the DGCL permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL, subject only to limits created by applicable provisions of the DGCL (statutory or non-statutory), with respect to actions for breach of duty to the Corporation, its stockholders, and others.

B. Any amendment, repeal or modification of the foregoing provisions of this Article VII shall not adversely affect any right or protection of a director, officer, agent, or other person existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

VIII.

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this reservation.

*   *   *   *

EXHIBIT B

FORM OF WINVIEW STOCKHOLDER LETTER OF TRANSMITTAL

Letter of Transmittal

DELIVERY INSTRUCTIONS
TORQUE ESPORTS CORP. Attention: Address:
For information please email or call

Ladies and Gentleman:

This letter of transmittal (the “Letter of Transmittal”) is being delivered in connection with that certain Business Combination Agreement, dated as of March 9, 2020 (as it may be amended from time to time in accordance with its terms, the “Business Combination Agreement”), by and among Torque Esports Corp., a corporation existing under the laws of the Province of Ontario (“Torque”), Engine Merger Sub Inc., a corporation existing under the laws of the State of Delaware and a wholly-owned subsidiary of Torque (“Merger Sub”), Frankly Inc., a corporation existing under the laws of the Province of British Columbia, and WinView Inc., a corporation existing under the laws of the State of Delaware (“WinView”), pursuant to which Merger Sub merged with and into WinView in a statutory reverse-triangular merger (the “WinView Merger”), with WinView surviving as a wholly-owned subsidiary of Torque, effective on or about                         , 2020 (the “Effective Date”). The Business Combination Agreement was previously provided to you and should be consulted when reading this Letter of Transmittal. In case of any inconsistency between this Letter of Transmittal and the Business Combination Agreement, the Business Combination Agreement shall control. Capitalized terms used in this Letter of Transmittal and not otherwise defined have the respective meanings ascribed to such terms in the Business Combination Agreement.

As a result of the WinView Merger, (i) each share of WinView Preferred Stock that is outstanding immediately prior to the Effective Time and for which no election to be converted into shares of WinView Common Stock has been made (excluding any Dissenting Shares) will be canceled and extinguished and automatically converted into the right to receive, (A) its pro rata portion of the Net WinView Stock Consideration, and (B) the Per Share Preferred Contingent Consideration, if any, as set forth in the Business Combination Agreement (the “WinView Preferred Stock Consideration”); and (ii) each share of WinView Common Stock (excluding any Dissenting Shares) will be canceled and extinguished and automatically converted into the right to receive the Per Share Common Contingent Consideration, if any, as further set forth in the Business Combination Agreement (the “WinView Common Stock Consideration” and together with the WinView Preferred Stock Consideration, the “WinView Merger Consideration”). For the avoidance of doubt, each share of WinView Capital Stock held in the treasury of WinView immediately prior to the Effective Time will be canceled and extinguished at the Effective Time without any conversion thereof and no payment or distribution will be made with respect thereto.

In connection with the WinView Merger, the undersigned herewith surrenders his, her or its shares of WinView Capital Stock as shown in the box on the third page of this Letter of Transmittal titled “Description of Share(s) of WinView Capital Stock Surrendered” (the “Shares”) to be canceled and extinguished and converted into the right to receive (without interest) the applicable WinView Merger Consideration.

The undersigned understands that surrender is not made in acceptable form until the receipt by Torque or its designated agent of (a) this Letter of Transmittal, duly completed and signed, (b) the physical certificates, if any, representing such Shares (the “Certificate(s)”) (or such other documents requested by Torque or its designated agent if such Certificate(s) is (are) lost or destroyed), (c) any other documents that Torque or its designated agent may reasonably require in order to effect the exchange (including a completed IRS Form W-9 or the appropriate version of an IRS Form W-8, if applicable).

The undersigned understands that Torque and the Surviving Corporation may rely upon the representations, warranties and agreements contained herein as if each such person was a party to this Letter of Transmittal and each shall have the rights, remedies and benefits under this Letter of Transmittal as if such person was a party hereto.

By executing this Letter of Transmittal, the undersigned represents and warrants to Torque and the Surviving Corporation as follows:

1.	The undersigned is the registered holder of the Shares surrendered pursuant to this Letter of Transmittal, and, if applicable, the Certificate(s) listed in the box on the third page of this Letter of Transmittal, with good title to, and full power and authority to sell, assign, transfer and surrender, such Shares, free and clear of all liens, claims and encumbrances, and not subject to any adverse claims;

2.	The undersigned has full power and authority (and, if an individual, full legal capacity) to execute and deliver this Letter of Transmittal and to perform his, her or its obligations hereunder;

3.	The undersigned has duly executed and delivered this Letter of Transmittal, which constitutes his, her or its valid and legally binding obligation, enforceable in accordance with its terms and conditions;

4.	The undersigned has had an opportunity to review with his, her or its own tax advisors the Tax consequences of the WinView Merger and the other transactions contemplated by the Business Combination Agreement; and

5.	The undersigned hereby (a) irrevocably agrees to authorize and appoint the WinView Securityholder Representative as the representative and attorney-in-fact of the undersigned to act on behalf of the undersigned in connection with the matters set forth in Section 5.9 of the Business Combination Agreement, and authorizes the WinView Securityholder Representative to take actions, or refrain from taking action, on behalf of the undersigned in accordance with the terms and conditions set forth in the Business Combination Agreement; and (b) acknowledges that the undersigned is bound by all actions taken by the WinView Securityholder Representative in its capacity as such, and that Torque and the Surviving Corporation are entitled to rely on any actions taken by the WinView Securityholder Representative as binding upon the undersigned.

The undersigned understands that he, she or it must rely solely on his, her or its advisors and not on any statements, representations or warranties made by Torque, Frankly, WinView or any of their respective agents or representatives. The undersigned understands that (a) he, she or it, and not Torque, Frankly or WinView, shall be responsible for any Tax liability for the undersigned that may arise as a result of the WinView Merger or the other transactions contemplated by the Business Combination Agreement, and (b) Torque or WinView may withhold all applicable Taxes in accordance with the provisions of the Business Combination Agreement.

2

DO NOT USE WHITEOUT OR CORRECTION TAPE – DO NOT CROSS OUT INCORRECT INFORMATION

DESCRIPTION OF SHARE(S) OF WINVIEW CAPITAL STOCK SURRENDERED
Name(s) and Address(es) of Registered Holder(s) (Please fill in, if blank, exactly as name(s) appear(s) on WinView Stock Certificate(s))	WinView Stock Certificate(s) Enclosed (Attach additional signed list if necessary)
SECURITY POSITION(S) SURRENDERED
WinView Stock Certificate Number(s)	Check box if Lost/Misplaced	Number of Shares of WinView Common Stock	Number of Shares of WinView Series A Preferred Stock	Number of Shares of WinView Series B Preferred Stock
[ ]
[ ]
[ ]
[ ]
[ ]
Total Shares:

CHECK PAYMENT INSTRUCTIONS

If the Shares surrendered herewith have a right to receive the Per Share Common Contingent Consideration (if any) or the Per Share Preferred Contingent Consideration (if any) pursuant to the Business Combination Agreement and you wish to have such consideration (if any) sent by check, please complete the remainder of this Letter of Transmittal and provide mailing address instructions below.

Address

City, State, Zip

Country

WIRE PAYMENT INSTRUCTIONS

If the Shares surrendered herewith have a right to receive the Per Share Common Contingent Consideration (if any) or the Per Share Preferred Contingent Consideration (if any) pursuant to the Business Combination Agreement and you wish to have such consideration (if any) sent by wire transfer, please complete the remainder of this Letter of Transmittal and provide wire instructions below or include such instructions herewith. For international wires, please provide the SWIFT code (BIC) in the ABA Number field, and the complete IBAN in the Account Number field, if available.

Bank Name

Bank Routing Number (ABA Number)

Account Name*

Account Number

Bank Contact/Telephone Number

Beneficiary Account Name

Beneficiary Account Number

*Please provide the name on the account not the type of account

(If wire is to be issued to an account in a name other than that set forth above, additional documentation may be required)

3

STOCKHOLDER INSTRUCTIONS TO TORQUE OR ITS DESIGNATED AGENT

If applicable, please issue and deliver any certificate(s) representing the WinView Merger Consideration in payment for the Shares surrendered pursuant to this Letter of Transmittal to the undersigned at the mailing address below. In addition, please issue and

Address

City, State, Zip

Country

4

STOCKHOLDER

Name:

Date:
Address:

[Signature Page to Letter of Transmittal]

EXHIBIT C

FORM OF WINVIEW NOTEHOLDER LETTER OF TRANSMITTAL

Letter of Transmittal

DELIVERY INSTRUCTIONS
TORQUE ESPORTS CORP. Attention: Address:
For information please email or call

Ladies and Gentleman:

This letter of transmittal (the “Letter of Transmittal”) is being delivered in connection with that certain Business Combination Agreement, dated as of March 9, 2020 (as it may be amended from time to time in accordance with its terms, the “Business Combination Agreement”), by and among Torque Esports Corp., a corporation existing under the laws of the Province of Ontario (“Torque”), Engine Merger Sub Inc., a corporation existing under the laws of the State of Delaware and a wholly owned subsidiary of Torque (“Merger Sub”), Frankly Inc., a corporation existing under the laws of the Province of British Columbia, and WinView Inc., a corporation existing under the laws of the State of Delaware (“WinView”), pursuant to which Merger Sub merged with and into WinView in a statutory reverse-triangular merger (the “WinView Merger”), with WinView surviving as a wholly-owned subsidiary of Torque, effective on or about                      , 2020 (the “Effective Date”). The Business Combination Agreement was previously provided to you and should be consulted when reading this Letter of Transmittal. In case of any inconsistency between this Letter of Transmittal and the Business Combination Agreement, the Business Combination Agreement shall control. Capitalized terms used in this Letter of Transmittal and not otherwise defined have the respective meanings ascribed to such terms in the Business Combination Agreement.

As a result of the WinView Merger, each WinView Note that is outstanding immediately prior to the effective time of the WinView Merger (the “Effective Time”) and for which no election to be converted into shares of WinView Capital Stock has been made will be canceled and extinguished and automatically converted into the right to receive the WinView Note Repayment Shares as set forth in the Business Combination Agreement.

In connection with the WinView Merger, the undersigned herewith surrenders the secured convertible promissory note(s) held by the undersigned that were issued by WinView and are described in the box on the third page of this Letter of Transmittal labeled “Description of Secured Convertible Promissory Note(s) Surrendered” (the “Note(s)”), which immediately prior to the Effective Time represented the outstanding principal amount(s) set forth on the third page of this Letter of Transmittal, to be canceled and extinguished and converted into the right to receive the WinView Note Repayment Shares as set forth in the Business Combination Agreement.

The undersigned understands that surrender is not made in acceptable form until the receipt by Torque or its designated agent of (a) this Letter of Transmittal, duly completed and signed, (b) the original Note(s) (or such other documents requested by Torque or its designated agent if such original Note(s) is (are) lost or destroyed), and (c) any other documents that Torque or its designated agent may reasonably require in order to effect the exchange (including a completed IRS Form W-9 or the appropriate version of an IRS Form W-8, if applicable).

The undersigned understands that Torque and the Surviving Corporation may rely upon the representations, warranties and agreements contained herein as if each such person was a party to this Letter of Transmittal and each shall have the rights, remedies and benefits under this Letter of Transmittal as if such person was a party hereto.

By executing this Letter of Transmittal, the undersigned represents and warrants to Torque and the Surviving Corporation as follows:

1.	The undersigned is the sole (subject to any community property laws, if applicable) record and beneficial holder of the Note(s) and has full authority to surrender the Note(s), free and clear of all liens, claims and encumbrances, and not subject to any adverse claims;

2.	The undersigned has full power and authority (and, if an individual, full legal capacity) to execute and deliver this Letter of Transmittal and to perform his, her or its obligations hereunder;

3.	The undersigned has duly executed and delivered this Letter of Transmittal, which constitutes his, her or its valid and legally binding obligation, enforceable in accordance with its terms and conditions;

4.	Other than the Note(s) listed in the box on the third page of this Letter of Transmittal labeled “Description of Secured Convertible Promissory Note(s) Surrendered,” the undersigned holds no debt securities of WinView;

5.	The undersigned has had an opportunity to review with his, her or its own tax advisors the Tax consequences of the WinView Merger and the other transactions contemplated by the Business Combination Agreement; and

6.	The undersigned hereby (a) irrevocably agrees to authorize and appoint the WinView Securityholder Representative as the representative and attorney-in-fact of the undersigned to act on behalf of the undersigned in connection with the matters set forth in Section 5.9 of the Business Combination Agreement, and authorizes the WinView Securityholder Representative to take actions, or refrain from taking action, on behalf of the undersigned in accordance with the terms and conditions set forth in the Business Combination Agreement; and (b) acknowledges that the undersigned is bound by all actions taken by the WinView Securityholder Representative in its capacity as such, and that Torque and the Surviving Corporation are entitled to rely on any actions taken by the WinView Securityholder Representative as binding upon the undersigned.

The undersigned understands that he, she or it must rely solely on his, her or its advisors and not on any statements, representations or warranties made by Torque, Frankly, WinView or any of their respective agents or representatives. The undersigned understands that (a) he, she or it, and not Torque, Frankly or WinView, shall be responsible for any Tax liability for the undersigned that may arise as a result of the WinView Merger or the other transactions contemplated by the Business Combination Agreement, and (b) Torque or WinView may withhold all applicable Taxes in accordance with the provisions of the Business Combination Agreement.

2

DO NOT USE WHITEOUT OR CORRECTION TAPE – DO NOT CROSS OUT INCORRECT INFORMATION

DESCRIPTION OF SECURED CONVERTIBLE PROMISSORY NOTE(S) SURRENDERED
Name(s) and Address(es) of Holder(s) (Please fill in, if blank, exactly as name(s) appear(s) on Secured Convertible Promissory Note(s))	Original Secured Convertible Promissory Note(s) Enclosed (Attach additional signed list if necessary)
Check box if Lost/Misplaced	Issuance Date of Secured Convertible Promissory Note(s)	Principal Amount Represented by Secured Convertible Promissory Notes Surrendered
[ ]
[ ]
[ ]
[ ]
[ ]

NOTEHOLDER INSTRUCTIONS TO TORQUE OR ITS DESIGNATED AGENT

Please issue and deliver any certificate(s) representing the WinView Note Repayment Shares in payment for the Notes surrendered pursuant to this Letter of Transmittal to the undersigned at the mailing address below.

Address

City, State, Zip

Country

3

NOTEHOLDER

Name:

Date:
Address:

[Signature Page to Letter of Transmittal]

EXHIBIT D

FORM OF ACCREDITED INVESTOR QUESTIONNAIRE

WINVIEW INC.

INVESTOR QUESTIONNAIRE

This questionnaire (this “Questionnaire”) is used to determine whether you are an “accredited investor” within the meaning of Regulation D, Rule 501(a), promulgated by the Securities and Exchange Commission the (“SEC”) under the Securities Act of 1933, as amended (the “Securities Act”). Please notify WinView, Inc., a Delaware corporation (the “Company”) promptly of any change in the information provided in response to this Questionnaire that may occur after the date of your submission of this Questionnaire.

I, the undersigned: (i) hereby represent that the information disclosed herein to the Company is true and correct; (ii) acknowledge that the Company and its counsel are relying on such information to comply with applicable securities laws; and (iii) agree that the Company may present this Questionnaire and any related materials or information to such parties as the Company deems appropriate to establish the availability of exemptions from registration or qualification under applicable federal and state securities laws. I also agree to furnish any additional information that the Company deems necessary to verify the information provided below.

Accredited Investor Status - Please Check All Boxes That Apply

Category I	[ ]

The undersigned is an individual (not a partnership, corporation, etc.) whose individual net worth, or joint net worth with his or her spouse, presently exceeds $1,000,000.

Explanation. In calculating net worth, you may include your equity in personal property and real estate, excluding your primary residence. Equity in personal property and real estate should be based on the fair market value of such property less debt secured by such property. When determining your net worth, the value of your primary residence must be excluded. The related amount of indebtedness secured by the primary residence up to its fair market value may also be excluded. However, indebtedness secured by the residence in excess of the value of the home should be considered a liability and deducted from net worth.

Category II	[ ]	The undersigned is a corporation, partnership, Massachusetts or similar business trust or an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, that was not formed for the specific purpose of acquiring the securities offered and that has total assets in excess of $5,000,000.
Category III (a)	[ ]

The undersigned is an individual (not a partnership, corporation, etc.) who reasonably expects an individual income in excess of $200,000 in the current year and had an individual income in excess of $200,000 in each of the last two years (in each case, including foreign income, tax exempt income and the full amount of realized capital gains and losses but excluding any income of the undersigned’s spouse or other family members and any unrealized capital appreciation);

OR

Category III (b)	[ ]	The undersigned is an individual (not a partnership, corporation, etc.) who, together with his or her spouse, reasonably expects joint income in excess of $300,000 for the current year and had joint income in excess of $300,000 in each of the last two years (including foreign income, tax exempt income and the full amount of realized capital gains and losses).
Category IV	[ ]	The undersigned is a director or executive officer of the Company.

Category V	[ ]

The undersigned is a bank, savings and loan association or credit union, insurance company, registered investment company, registered business development company, licensed small business investment company, an employee benefit plan maintained by a state whose total assets exceed $5,000,000, or employee benefit plan within the meaning of Title 1 of ERISA whose plan fiduciary is either a bank, insurance company or registered investment advisor or whose total assets exceed $5,000,000.

Describe entity:

Category VI	[ ]	The undersigned is a private business development company as defined in Section 202(a)(22) of the Investment Advisors Act of 1940.
Category VII	[ ]	The undersigned is a trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring Company securities, whose purchase is directed by a sophisticated person (a person who either alone or with his or her purchaser representative(s) has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment). A copy of the declaration of trust or trust agreement and a representation as to the sophistication of the person directing purchases for the trust is enclosed.
Category VIII	[ ]	The undersigned is a self-directed employee benefit plan for which all persons making investment decisions are “accredited investors” within one or more of the categories described above.
Category IX	[ ]

The undersigned is an entity in which all of the equity owners are “accredited investors” within one or more of the categories described above. If relying upon this category alone, each equity owner must complete a separate copy of this agreement.

Describe entity:

Category X	[ ]	The undersigned does not come within any of the Categories I - IX set forth above.

If the Undersigned is an Individual:	If the Undersigned is an Entity:

(Signature of Individual)	(Entity Name)

Print Name:	By:
(Signature of Authorized Signatory of Entity)
Address:
Name:

Title:
Phone:
Address:
E-mail:
Phone:
State of Residence:
E-mail:
Date:
State of Jurisdiction/Formation:

Date: